UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

*(*Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-37746

APTEVO THERAPEUTICS INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**81-1567056**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2401 4ᵗʰ Avenue, Suite 1050	
Seattle, Washington	**98121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(206) 838-0500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, $0.001 par value per share	**APVO**	**The Nasdaq Stock Market LLC (The Nasdaq Capital Market)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates of the Registrant as of June 30 , 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was $9.8 million, based upon the closing price of the Registrant's common stock on the Nasdaq Stock Market LLC on June 30, 2025, the last trading day of the fiscal quarter.

Excludes an aggregate of 0 shares of the Registrant's common stock held as of such date by officers, directors, and stockholders that the registrant has concluded are or were affiliates of the Registrant. Exclusion of such shares should not be construed to indicate that the holder of any such shares possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant or that such person is controlled by or under common control with the Registrant. As of March 26, 2026, the number of shares of Registrant's common stock outstanding was 1,181,725.

Table of Contents

In this Annual Report on Form 10-K, "we," "our," "us," "Aptevo," and the "Company" refer to Aptevo Therapeutics Inc. and, where appropriate, its consolidated subsidiaries.

Cautionary Note Regarding Forward-Looking Information

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Statements in this Annual Report on Form 10-K, other than statements of historical facts, including statements regarding our strategy, future operations, including the timing of future clinical trials, future financial position, future revenues, projected costs, prospects, plans, intentions, expectations, and objectives could be forward-looking statements. The words "anticipates," "believes," "could," "designed," "estimates," "expects," "goal," "intends," "may," "plans," "projects," "pursuing," "will," "would" and similar expressions (including the negatives thereof) are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements are based upon management's assumptions, expectations, projections, intentions, objectives and/or beliefs about future events or occurrences and are subject to a number of risks and uncertainties. The timing of certain events and circumstances and known and unknown risks and uncertainties could cause actual results to differ materially from the plans, intentions, expectations and objectives underlying or disclosed in the forward-looking statements that we make. Therefore, you should not place undue reliance on our forward-looking statements. Some factors that we believe could cause actual results or events to differ materially from our forward-looking statements include, but are not limited to, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K. Our forward-looking statements in this Annual Report on Form 10-K are based on current information and we do not assume any obligation to update any forward-looking statements except as required by the federal securities laws.

You should read the following discussion and analysis together with the financial statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K.

Item 1. Business.

OVERVIEW

We are a clinical-stage, research and development biotechnology company focused on developing novel immunotherapy candidates for the treatment of different forms of cancer. We have developed two versatile and enabling platform technologies for rational design of precision immune modulatory drugs and have two clinical candidates and six preclinical candidates currently in development. Clinical candidate mipletamig is a CD123xCD3 T cell engager currently being clinically evaluated in the RAINIER trail, part one of a Phase 1b/2 program initiated in August 2024 for the treatment of frontline acute myelogenous leukemia (AML) in combination with standard of care venetoclax + azacitidine. Clinical candidate ALG.APV-527 targets 4-1BB (co-stimulatory receptor) and 5T4 (tumor antigen). The compound is designed to reactivate antigen-primed T cells to specifically kill tumor cells and is currently being evaluated for the treatment of multiple solid tumor types, potentially including breast, cervical, non-small- cell-lung, prostate, renal, gastric, colorectal and bladder cancers.

Along with our two clinical candidates, we have six preclinical candidates. All eight molecules were developed using our proprietary ADAPTIR™ and ADAPTIR-FLEX™ protein technology platforms. We wholly own both platforms. This enables us to efficiently design and create new molecules and support long-term growth. Based on the safety and tolerability results from mipletamig, which utilizes a unique and proprietary CRIS-7 binding domain, the Company has built out its CD3 engaging portfolio to five molecules.

Our ADAPTIR and ADAPTIR-FLEX platforms are designed to generate monospecific and multi-specific antibody candidates capable of enhancing the human immune system against cancer cells. Both are modular platforms, which give us the flexibility to potentially generate immunotherapeutic candidates with a variety of mechanisms of action. Multi-specifics are designed to help the immune system find and attack cancer. This flexibility in design allows us to generate novel therapeutic candidates that may provide effective strategies against difficult-to-treat, as well as, advanced forms of cancer. We have successfully designed and constructed numerous therapeutic candidates based on our ADAPTIR platform, which is designed to generate monospecific and bispecific immunotherapeutic proteins that specifically bind to one or more targets. This allows for the development of bispecific therapeutic molecules which may have structural and functional advantages over monoclonal antibodies. We have also developed preclinical candidates based on the ADAPTIR-FLEX platform which are advancing in our pipeline. The structural differences of ADAPTIR and ADAPTIR FLEX molecules over monoclonal antibodies allow for the development of immunotherapies that are designed to engage immune effector cells and disease targets to produce signaling responses that modulate the immune system to kill tumor cells. We believe we are skilled at candidate generation, validation, and subsequent preclinical and clinical development.

STRATEGY

We seek to grow our business by, among other things:

Advancing our lead clinical blood cancer candidate, mipletamig, through clinical development to evaluate its therapeutic potential alone and in combination with other therapies. Based on the positive results from our Phase 1 dose escalation and dose expansion studies, we are conducting a dose optimization Phase 1b/2 trial, RAINIER, in frontline AML patients who are receiving a combination of mipletamig and the standard of care (venetoclax + azacitidine) for patients who are unfit for intensive chemotherapy to assess safety and efficacy of mipletamig and to determine a recommended Phase 2 dose (RP2D). Positive initial results from the frontline RAINIER trial show continued favorable efficacy and safety outcomes better than those observed in the completed dose expansion phase of the trial. These results have shown a strong remission rate across all cohorts. No cytokine release syndrome has been observed in frontline patients to date.

Advancing our lead solid tumor candidate, ALG.APV-527, developed in partnership with Alligator Bioscience AB (Alligator), in the clinic. Aptevo and Alligator continue to investigate ALG.APV-527 for the treatment of multiple solid tumor types with 5T4-tumor expressing antigens. The dose escalation trial, which included nineteen patients across five cohorts showed that 58% of patients achieved a best response of stable disease. Positive safety (no liver toxicity, a common and potentially serious side effect associated with similar treatments), tolerability, and clinical activity. ALG.APV-527 targets the 4-1BB co-stimulatory receptor (on T lymphocytes and NK cells) and 5T4 (solid tumor antigen) and is designed to promote anti-tumor immunity. Aptevo believes this compound has the potential to be clinically important because 4-1BB can stimulate tumor-specific T cells and NK cells involved in tumor control, making 4-1BB a particularly compelling target for cancer immunotherapy.

Advance our multi-specific antibody pipeline across both clinical and preclinical programs, with particular emphasis on our CD3-based portfolio, where emerging clinical experience supports the potential for a differentiated safety profile. This foundation, demonstrated by mipletamig, informs the continued development of additional CD3-containing candidates built on our unique and proprietary use and application of CRIS-7–derived binding domain utilizing our ADAPTIR and ADAPTIR-FLEX platforms. We are progressing a broad set of programs directed at well-validated tumor antigens and immune pathways, including PSMA, Nectin-4, CD40, PD-L1, 4-1BB, and OX40, as we advance assets through preclinical and IND-enabling activities.

Development of novel bispecific and multi-specific proteins for the treatment of cancer using our ADAPTIR and ADAPTIR-FLEX platforms. We have expertise in molecular and cellular biology, immunology, oncology, pharmacology, translational sciences, antibody engineering and the development of protein therapeutics. This includes target validation, preclinical proof-of-concept, cell line development, protein purification, bioassay and process development and analytical characterization. We focus on product development using our ADAPTIR and ADAPTIR-FLEX platforms. We plan to generate additional monospecific, bispecific, and multi-specific protein immunotherapies for development, potentially with other collaborative partners, to exploit the potential of the ADAPTIR and ADAPTIR-FLEX platforms. Our platforms can also support combination therapy in emerging modalities, including antibody-drug conjugates (ADC), radiopharmaceuticals, and potentially other modalities. We will select novel candidates that have the potential to demonstrate proof of concept early in development. We expect to continue to expand the ADAPTIR and ADAPTIR-FLEX product pipelines to address areas of unmet medical need. Bispecific therapeutics are increasingly recognized as potent anti-cancer agents. Information from FDA.gov shows that 15 bispecifics have been approved to date. Of these, 11 were approved as cancer treatments. Additionally, more than 100 bispecific drug candidates are currently in clinical development in the US. We believe our candidates in development and our future molecules derived from our ADAPTIR and ADAPTIR-FLEX platforms will be highly competitive in the market as they are rationally designed for safety and tolerability as well as efficacy.

Establishing collaborative partnerships to broaden our pipeline and provide funding for research and development. We intend to pursue collaborations with other biotechnology and pharmaceutical companies, academia, and non-governmental organizations to advance our product portfolio.

PRODUCT CANDIDATES AND PLATFORM TECHNOLOGY PIPELINE

Product Portfolio

Our current product candidate pipeline is summarized in the table below:



The Pipeline
Program
Mechanism of Action
Indication
Discovery
IND Enabling
Dose Escalation
Dose Expansion
Dose Optimization/ RAINIER*
CLINICAL PROGRAMS
Mipletamig** (orphan drug designation)
CD123 x CD3
Frontline AML
ALG-APV-527 (partnered with Alligator Bioscience)
4-1BB x 5T4
Solid Tumors
Planning for next phase & FDA Interaction
BISPECIFIC DISCOVERY
APVO603
4-1BB x OX40
Solid Tumors
APVO711
PD-L1 x CD40
Solid Tumors
APVO442**
PSMA x CD3
Prostate Cancer
APVO455**
Nectin-4 x CD3
Solid Tumors
TRISPECIFIC DISCOVERY
APVO451**
Nectin-4 x CD40 x CD3
Solid Tumors
APVO452**
PSMA x CD40 x CD3
Prostate Cancer
*Combined with Venetoclax+Azacitidine
**Differentiated by unique CRIS-7-derived CD3-binding domain.
Aptevo Therapeutics
Differentiated by Design ™

Product Candidates

Our pipeline includes investigational clinical and preclinical stage anti-cancer drug candidates with potential for treating hematologic malignancies and solid tumors.

Mipletamig bispecific AML candidate

Mipletamig is a bispecific ADAPTIR that is designed to engage CD3 and CD123 to redirect T cells to destroy leukemia cells expressing the target CD123 molecule on their surface. This antibody-like recombinant protein therapeutic candidate is designed to simultaneously engage both leukemia cells and T cells of the immune system. T cells become activated via CD3 when crosslinked to CD123 resulting in the destruction of CD123-expressing cells. Importantly, CD123 is not only expressed on the leukemic blast cells but is also expressed on leukemic stem cells, making it an especially meaningful therapeutic target. Mipletamig has been engineered using our proprietary ADAPTIR platform technology and is uniquely designed to reduce the likelihood and severity of cytokine release syndrome (CRS). This differentiated safety profile can be attributed to our unique and proprietary use and application of the CRIS 7-derived CD3 pathway.

Mipletamig has received orphan drug designation (orphan status) for the treatment of AML from the U.S. Food and Drug Administration (FDA).

We have completed a Phase 1a dose escalation trial to evaluate mipletamig as a single agent monotherapy treatment and a Phase 1b dose expansion clinical trial to evaluate mipletamig in adult patients with AML as monotherapy as well as in combination with current standard-of-care therapies. Additionally, our current RAINIER dose optimization trial is underway in frontline patients receiving mipletamig in combination with the standard-of-care for patients who are venetoclax naïve and unfit for intensive chemotherapy (venetoclax and azacitidine). We expect the trial to conclude in the second half of 2026.

Monotherapy Efficacy and Safety Data

Mipletamig was explored as a single agent monotherapy treatment in the Phase 1a dose escalation trial as well as in cohorts 3 and 5 of the Phase 1b dose expansion trial. We saw the following clinically meaningful results in a heterogenous AML patient population from our monotherapy efforts:

Phase 1a Dose Escalation Trial

- Approximately 1/2 of evaluable monotherapy patients in the dose escalation trial (49%) experienced clinical benefit (CR, CRi MLFS, PR or SD; 19 of 39 evaluable AML patients).

- Over 1/3 of evaluable monotherapy patients (36% - 12 of 33 evaluable patients) experienced substantial AML blast reductions (range of 17% to 88% reduced) compared to baseline. These results show clinical activity with single agent mipletamig in a heterogenous patient population and would not be achieved without the presence of an active drug.

- Two complete remissions were observed, one at the 12 mcg and the other at the 18 mcg dose level, which aligned with the two largest percent reductions in AML blast counts.

- Common adverse events in relapsed and refractory patients included cytokine release syndrome (26%) and infusion-related reactions (IRR, 30%), with most events being low-grade and manageable in the clinic.

Monotherapy Patients Included in Phase 1b Dose Expansion Trial

- In Cohort 3, 100% of patients experienced clinical benefit: of four evaluable patients who had AML and were treated with mipletamig as a single agent, one patient achieved MLFS and three achieved SD as their best overall response.

- In Cohort 5 (CR upon enrollment based on design criteria), two enrolled patients (N=2) maintained their disease status as best overall response compared to baseline for two months and three months.

In addition, in Cohort 2 of the Phase 1b dose expansion trial (N=19), one patient completed 4 cycles of the triple combination of venetoclax + azacitidine + mipletamig per study protocol and then received mipletamig only as single agent administration (monotherapy treatment) for the last 4 cycles. This patient maintained their remission status during the last 4 cycles (about 4 months) while receiving mipletamig only as a single agent administration before moving to another therapy as required by the study protocol.

These results clearly demonstrate clinical activity of mipletamig as a single agent establishing a strong foundation for combination strategies. This demonstrated in monotherapy efficacy data in the dose escalation expansion studies.

Combination Efficacy and Safety Data (in Combination with Venetoclax + Azacitidine)

Phase 1b Dose Expansion Trial

Mipletamig was generally well tolerated, with the highest response rate of 82% composite clinical remission (Composite CR) and 73% complete remission/complete remission with incomplete hematologic recovery (CR/CRi) observed in Cohort 2 in venetoclax naïve patients, where we saw 91% clinical benefit.

A potential complication associated with treatment using CD3 T cell-engaging bispecifics is a systemic inflammatory response known as CRS. CRS may occur within minutes to hours after infusion of the T cell-engager or emerge as a delayed onset complication after several days. Clinical manifestations of CRS may range from mild to severe including hypotension, hypoxia, and uncontrolled systemic inflammatory response with circulatory collapse, vascular leakage, peripheral and/or pulmonary edema, renal failure, cardiac dysfunction, heart failure, and fatal multiorgan system failure.

CRS cases occurred in some mipletamig patients in both the dose escalation and the dose expansion phases. Most CRS cases were mild to moderate and clinically manageable without having to interrupt treatment. Mipletamig-treated patients who experienced CRS were effectively treated using standard CRS treatments, which includes the use of tocilizumab and dexamethasone, combined with standard supportive care. These cases were mostly mild and treatable in the clinic and outperformed the benchmarks from literature. The differentiated safety profile associated with mipletamig is attributed to our unique and proprietary use and application CRIS 7-derived CD3 binding domain engineered into our ADAPTIR platform.

On November 26, 2019, the FDA granted Orphan Drug Designation for mipletamig to treat acute myeloid leukemia, which grants the Company potential exclusive marketing and development rights, as well as eligibility for market exclusivity upon FDA approval of mipletamig.

The RAINIER Trial (Ongoing)

We believe that the data from the dose expansion supports continued development of mipletamig for frontline patients who are not fit for high intensity chemotherapy and are candidates for the standard of care combination with venetoclax + azacitidine.

RAINIER, a frontline AML study, is a Phase 1b/2 dose optimization, multi-center, multi-cohort, open label study of up to 51 patients (adults aged 18 or older, newly diagnosed with AML who are not eligible for intensive induction chemotherapy) being treated across five dose levels ranging from 9 mcg – 137 mcg in combination with the standard-of-care for this patient type, venetoclax + azacitidine. Phase 1b consists of 28-day cycles of treatment in five sequential cohorts and will be followed by a Phase 2 study that will be informed by the outcomes of the dose optimization portion.

Mipletamig Combined Frontline Patient Clinical Results

Among the evaluable frontline patient population treated to date (N=28), including 24 patients from the RAINIER trial and 4 patients from the completed dose expansion trial, mipletamig in combination with venetoclax and azacitidine has demonstrated:

- 100% of frontline patients have remained free of cytokine release syndrome (CRS).

- 86% clinical benefit rate.

- 79% achieved CR or CRi.

- 61% achieved CR.

- 55% of patients who achieved CR/CRi had blast reductions that reached the important measurable residual disease-negative level, a result that is typically associated with stronger, more durable responses.

- 35% of patients with remissions had the TP53 genetic mutation, a high-risk biomarker typically associated with poor prognosis in AML and for which most treatment options frequently fail.

These clinical data underscore mipletamig's safety and combinability, potentially offering a superior treatment in the future. This safety profile is particularly important in frontline AML, where tolerability and combinability are essential for treating older patients and/or those with comorbidities.

ALG.APV-527 bispecific solid tumor candidate

ALG.APV-527 is a novel investigational bispecific ADAPTIR candidate, developed in partnership with Alligator Bioscience AB (Alligator), with a mechanism of action designed to simultaneously target 4-1BB (CD137) and 5T4, a tumor antigen overexpressed in several types of solid tumors. 4-1BB is a co-stimulatory receptor on T cells, known to enhance the immune response to cancer through activation of tumor-specific T cells, as well as tumor-killing NK cells, and is believed to be a promising target for new immunotherapeutic approaches. ALG.APV-527 could potentially have utility in the treatment of a broad spectrum of cancers over-expressing the 5T4 tumor antigen on the cell surface, including malignant pleural mesothelioma, non-small cell lung, gastric/gastro-esophageal, head and neck squamous cell carcinoma, pancreatic, renal, ovarian, prostate, breast, cervical, colorectal, endometrial, and bladder cancers.

4-1BB is a particularly compelling target for cancer immunotherapy. We designed ALG.APV-527 to overcome limitations observed with the 1st generation 4-1BB monospecific antibodies developed by our competitors by improving the specificity to tumor compared to normal tissue. This was achieved through a requirement for 5T4-dependent crosslinking for 4-1BB signaling on T and NK cells within the tumor microenvironment.

The ALG.APV-527 Phase 1 dose escalation trial is a completed multi-center, multi-cohort, open-label dose-escalation trial that includes administration of ALG.APV-527 in up to six escalating dose levels in a 3+3 design*. The trial enrolled adult patients with multiple solid tumor types- likely to express the 5T4 antigen. ALG.APV-527 was administered intravenously once every two weeks. The trial assessed the safety and tolerability, pharmacokinetics, pharmacodynamics and preliminary anti-tumor activity of ALG.APV-527. (*The 3+3 design proceeds in cohorts of three patients treated at increasing dose levels. Dose escalation stops if at least two out of three or six patients experience dose limiting toxicities (DLTs) at that dose level).

Having concluded ALG.APV-527 Phase 1 dose escalation trial, we and our partner Alligator are evaluating next steps for the dose expansion trial.

Clinical Highlights

Safety and Tolerability

- No severe liver toxicity observed, a side effect associated with dose limiting toxicity.

Clinical Activity/Efficacy

- 10 of 17 efficacy evaluable patients (59%) achieved stable disease (SD), 4 patients had long term SD of >10 cycles (5 months);

  o The longest SD duration was in a breast cancer patient who entered the study with progressive disease, achieved stable disease and remained on study for >11 months. This patient successfully transitioned to a higher dose level twice.

  o One colon cancer patient remained on study and in SD for six months.

  o One prostate cancer patient in stable disease remained on study and in SD for more than four months.

Evidence of biological activity of ALG.APV-527

- ALG.APV-527 was detected in all evaluable patients. Measured levels of ALG.APV-527 were proportional to the administered dose.

- Analysis of biomarkers in the serum of treated patients including soluble 4-1BB indicate biological activity of ALG.APV-527.

- Analysis of biomarkers in biopsies showed that the tumor-specific target 5T4 was expressed on all evaluable tumors and that T cells were increased in a majority of biopsies following treatment. This data is consistent with the drug's multi-tumor type utility and immune activation in the tumor microenvironment. These observations are consistent with ALG.APV-527's expected mechanism of action.

APVO603. APVO603 is a preclinical dual agonist bispecific ADAPTIR candidate designed to simultaneously target 4-1BB (CD137) and OX40 (CD134), both members of the TNF-receptor family. Dual targeting of 4-1BB and OX40 provides synergistic co-stimulation of immune cells with the potential to amplify the cytotoxic function of activated T cells and NK cells, potentially leading to robust anti-tumor responses. APVO603's combined activation of both the 4-1BB and OX40 TNF receptors represents an attractive approach in potentially overcoming the immunosuppressive tumor microenvironment via promoting an important immunological cascade, enhancing T cell activation, prolonging T cell survival, and improving tumor cell killing. Of note, this product candidate is not dependent on any one tumor antigen and has the potential to treat multiple solid tumors. IND-enabling studies continue for APVO603.

APVO442. APVO442 is a novel bispecific candidate based on the ADAPTIR-FLEX platform technology. APVO442 is engineered to address treatment challenges associated with later stage and castration resistant prostate cancer with its unique design that enables precise tumor targeting while activating the immune system in a controlled manner. The molecule binds to Prostate-Specific Membrane Antigen (PSMA) on prostate cancer cells where it activates T cells within the tumor and enhances targeted tumor cell killing. This is notable because the approach reduces the risk of harm to healthy cells. Preclinical studies have shown that the molecule readily localizes to solid tumors by avoiding unwanted binding to immune cells circulating in the bloodstream. This approach helps the treatment focus on fighting the tumor itself while reducing the risk of widespread side effects, making it both safer and more effective.

APVO711. APVO711 is a bispecific checkpoint inhibitor with added functionality, targets PD-L1 and CD40, and is designed to function to synergistically induce a biological response. This is achieved by simultaneously engaging in two clinically validated immune activating mechanisms: 1) blocking of PD-L1/PD-1 inhibitory pathway and 2) CD40 signaling augments APC maturation resulting in enhanced T cell stimulation. APVO711 is designed to activate CD40 only in the presence of PD-L1 binding for an improved safety profile. The Company believes APVO711 has the potential to positively impact the treatment paradigm of multiple solid tumor types for which there is currently significant unmet medical need.

APVO455. APVO455 is a preclinical Nectin-4 x CD3 bispecific T cell engager designed for tumors such as bladder, breast, NSCLC, and head and neck cancers, where Nectin-4 is highly expressed. Unlike other approaches that restrict activity to acidic tumor environments or rely on activated T cells, APVO455 is designed to avoid binding to or triggering T cell activation in the periphery and do so only in the presence of Nectin-4 positive tumor cells, offering the potential for a broader therapeutic window and more consistent immune activation.

APVO451. APVO451 incorporates trispecific design principles, targeting nectin-4, CD40, and CD3, and is intended for a broad range of solid tumors. This ADAPTIR-FLEX is engineered with a dual mechanism of action designed to overcome the suppressive solid tumor microenvironment. This is accomplished by providing synergistic co-stimulation to antigen presenting cells (APC) via CD40 while simultaneously stimulating T cells via CD3 to directly kill necin-4-expressing tumors. CD40 engagement promotes APC maturation, polarization and cytokine production, which in turn, enhances the antitumor response from T cells. Early data demonstrate potent, anti-cancer activity despite tumor suppressive influences (PD-L1-expressing tumors and immunosuppressive myeloid cells), increasing the opportunity to address critical unmet needs for multiple solid tumors. Demonstration of the *in vitro* efficacy was recently presented at the Society of Immunotherapy of Cancer (SITC) conference. Preclinical studies are ongoing.

APVO452. APVO452 targeting PSMA, CD40, and CD3, is designed similarly to APVO451 but with the intent to address prostate cancers via PSMA targeting. In preclinical studies, this trispecific approach was able to effectively kill PSMA-expressing tumor cells and, importantly for safety, only activated the immune system when tumor cells were present. As the mechanism of action intended, APVO452 promoted both APC co-stimulation and T cell killing of tumor. Preclinical studies continue.

PLATFORM TECHNOLOGIES

	ADAPTIR™	**ADAPTIR-*FLEX*™**
Drug Targeting	Binds up to two targets	Binds multiple targets
Genetic and Structural Format	Single gene that assembles into a homodimer based on an IgG1 Fc antibody backbone	Two genes assemble into a heterodimer with a knob-in-hole IgG1 Fc antibody backbone
Half-life	Demonstrated antibody-like half-life in patients and mice	Demonstrated antibody-like half-life in mice
Effector Function	Fc mutations may be utilized to eliminate binding to Fc Gamma Receptors or to enhance effector function	Fc mutations may be utilized to eliminate binding to Fc Gamma Receptors or to enhance effector function
Manufacturing	Ab-like manufacturing processes	Antibody-like manufacturing processes
Current Pipeline Candidates	**Mipletamig** (CD123 x CD3) **ALG.APV-527** (4-1BB x 5T4) **APVO603** (41BB x OX40) **APVO711** (PD-L1 x CD40)	**APVO451** (Nectin-4 x CD40 x CD3) **APVO452** (PSMA x CD40 x CD3) **APVO442** (PSMA x CD3) **APVO455** (Nectin-4 x CD3)

Platform Technologies

ADAPTIR and ADAPTIR-FLEX Platform Technologies. The ADAPTIR and ADAPTIR-FLEX platform technologies can be used to produce monospecific, bispecific, and multi-specific immunotherapeutic proteins. These protein candidates bind to one or more targets on tumor cells, immune cells, or other cells in circulation to either amplify, suppress, or otherwise regulate the body's defense mechanisms to treat cancer. We focus on developing drugs for treatment of oncology indications, but also may pursue other indications, including inflammatory diseases. We believe we are well positioned for the development of anti-cancer therapeutics, which are antibody-based molecules that can bind one or more targets of therapeutic interest, utilizing our innovative ADAPTIR (modular protein technology) and ADAPTIR-FLEX platform technologies. This allows us to take an innovative approach to cancer immunotherapy or treatment of other diseases.

Our position in the market is further solidified by a growing body of safety, tolerability, and clinical activity data for our clinical candidates, where results suggest our therapies demonstrate competitive, and in some cases superior, profiles compared to industry benchmarks. These outcomes reinforce our confidence in the potential impact of our therapies, positioning us as a leader in the bispecific oncology space.

Information from FDA.gov shows that 15 bispecifics have been approved to date. Of these, 11 were approved as cancer treatments.

ADAPTIR and ADAPTIR-FLEX molecules are similar to antibodies; they can exhibit similar therapeutic properties to an antibody but can be easily modified to either eliminate or incorporate activities, while maintaining a similar size, stability, half-life and manufacturing advantages of a monoclonal antibody. The ADAPTIR molecules are single-chain polypeptides comprising customized elements, including a protein domain that binds to one or more targets connected to the hinge domain and a set of antibody constant domains known as the fragment crystallizable region, or Fc region of a human antibody. A second protein binding domain can be connected to the Fc region using a linker. The antibody Fc region can elicit an immune response by binding to the corresponding Fc receptors found

on various immune cells such as natural killer (NK) cells, and other cells bearing Fc receptors to mediate antibody-dependent cell cytotoxicity resulting in killing the target. With the ADAPTIR platform, the Fc region can be modified to enhance or eliminate these functions. Incorporation of the Fc region into the ADAPTIR platform also provides for an extended serum half-life by engaging recycling via the neonatal Fc receptor or FcRn. A longer serum half-life could potentially reduce dosing frequency and dose quantity. The ADAPTIR-FLEX molecules are comprised of at least two polypeptides that are comprised of customized elements similar to ADAPTIR candidates. The Fc region of these molecules can be modified to enable formation of a stable heterodimer. These candidates have similar mutations in the Fc region as ADAPTIR candidates to enable or eliminate binding to Fc receptors but retaining binding and recirculation to FcRn to provide for an extended serum half-life.

The ADAPTIR platform technology enables the design of both monospecific and bispecific bi-valent protein therapeutics.



ADAPTIR
Bispecific
scFv or Protein Domain 1
Monospecific
scFv or Protein Domain 1
Mutated IgG-Fc
• No ADCC
• No CDC
• FcRn binding
Linker
scFv or Protein Domain 2
ADAPTIR-FLEX
Trispecific
scFv or Protein Domain 1
Bispecific
scFv or Protein Domain 1
Knob-in-Hole
Mutated IgG-Fc
• No ADCC
• No CDC
• FcRn binding
Linker
scFv or Protein Domain 2
scFv or Protein Domain 3
scFv or Protein Domain 2

Bispecific ADAPTIR molecules are similar in structure to monospecific ADAPTIR molecules, with the exception that they have two customized target binding domains on the ends of the Fc region. We have created several bispecific molecules that are able to redirect T cell cytotoxicity (RTCC). T cells are white blood cells that fight infections and tumor cells. RTCC ADAPTIR molecules are designed to activate T cells to specifically kill tumor cells. The RTCC ADAPTIR does so by binding to a common T cell component CD3, a receptor complex that activates T cells, when engaging a specific tumor antigen on a specific tumor via the second binding domain, thereby activating the T cell to kill the tumor cell. Additional immune stimulatory/inhibitory domains have been introduced (4-1BB, OX40, PD-L1 and CD40 to tailor the bispecific to an ideal mechanism of action.

Our ADAPTIR-FLEX platform technology extends advantages of ADAPTIR technology to create protein therapeutics with varied specificity and valency and potentially new modes of action.

These molecules are composed of two different polypeptides that form a hetero-dimer through modifying specific sequences in the Fc region of each polypeptide. Each end of the polypeptide may contain one or two different binding domains, enabling the ADAPTIR-FLEX molecules to bind up to four targets. In addition, the ADAPTIR-FLEX platform can be used to modify the valency of binding to each target, which means it can bind a target, through one binding domain or through multiple binding domains, to a specific target to enable modifying the strength of binding to a specific target. In 2026, trispecifics were introduced using our ADAPTIR-FLEX platform, adding to the breadth of our pipeline and extending our capabilities to target hard-to-treat solid tumors with immune suppressive characteristics.

Bispecifics
Engineered for Precision and Simplicity

- Engages two defined targets (e.g., CD3 + tumor antigen) for controllable immune activation
- Clinically validated with clear safety and regulatory pathways
- Streamlined manufacturing—predictable folding, stability, and lower CMC complexity
- Best for: Focused immune redirection when single-pathway potency is sufficient

Precise, efficient and validated

Trispecifics
Designed for Integration & Depth

- Combines activation, costimulation, and checkpoint control in one molecule for enhanced immune modulation.
- Addresses tumor heterogeneity and resistance by engaging multiple pathways simultaneously.
- Intrinsic combinability—achieves multi-pathway synergy within a single therapeutic.
- Best for: Complex tumor microenvironments requiring durable, layered immune responses.

Expansive, integrative and adaptive

Together: Foundational molecules with the potential to advance multi-target cancer immunotherapy.

We believe that ADAPTIR and ADAPTIR-FLEX are promising platform technologies within the rapidly growing field of immuno-oncology therapeutics. The structural differences between ADAPTIR and ADAPTIR-FLEX molecules and monoclonal antibodies allow for the development of new immunotherapies that engage disease targets in a novel manner and produce a unique signaling response. By customizing the binding domains of our molecules, we can select the desired potency, half-life, toxicity and stability/manufacturability. We have the potential to develop products with mechanisms of action including, but not limited to, redirected T cell cytotoxicity (RTCC), modulating signals through immunostimulatory or immunoinhibitory receptors and targeted cytokine delivery. We believe we can expand our ADAPTIR and ADAPTIR-FLEX platforms to generate monospecifics, bispecifics, or multi-specifics that target tumor antigens in combination with co-stimulatory molecules, including TNF-Receptor family members and other activating or inhibitory signaling receptors. We believe the ADAPTIR and ADAPTIR-FLEX platform technologies may prove to have advantages over other immunotherapies and other bispecific T cell engaging technologies. In preclinical studies, our data indicates that mipletamig, a RTCC ADAPTIR bispecific that binds CD123, may have high potency and activity at low doses with reduced cytokine release compared to other bispecifics targeting the same tumor antigen and CD3. The ADAPTIR and ADAPTIR-FLEX monospecifics, bispecifics, and multi-specifics can be produced using standard manufacturing practices. Further clinical and preclinical studies may not confirm the anticipated benefits of this platform.

Our ADAPTIR and ADAPTIR-FLEX platform intellectual property (IP) portfolio consists of IP that we solely own and control, with the exception of non-exclusive licenses to Chinese hamster ovary (CHO) cell lines and related expression systems, and a non-exclusive license to certain transgenic rodents of Open Monoclonal Technology, Inc.'s (OMT) OmniAb platform, which we non-exclusively license from various third parties. See "Intellectual Property" for additional information about the ownership rights to ADAPTIR and ADAPTIR-FLEX platform intellectual property.

Competition

We face, and will continue to face, intense competition from both U.S.-based and foreign producers of both large and small molecule immune oncology products, some of which have lower cost structures, greater access to capital, greater resources for research and development, and sophisticated marketing capabilities. Any product candidate that we successfully develop and commercialize is likely to compete with currently marketed products, as well as other novel product candidates that are in development for the same indications.

Mipletamig: We anticipate that mipletamig would compete with other agents targeting both CD123 and non-CD123 that are in development for the treatment of AML if they are also approved. Competitors clinically developing antibody therapies targeting CD123 include: Affimed, ImmunoGen, Innate Pharma / Sanofi, Macrogenics / Gilead, MD Andersen CC / Xencor, Menarini Group, Molecular Partners / U of Bern, Lava, and Sanofi. Competitors developing non-CD123 antibody therapies include Cullinan, Novartis, Bio-Path, Shattuck Labs, Syros Pharma, Faron Pharma and ALX Oncology. Additionally, there are companies and institutions developing gene and CAR-T therapies that may potentially be competitive with mipletamig.

ALG.APV-527: This asset targets 4-1BB in a bispecific format when cross-linked with the tumor antigen 5T4. We anticipate that ALG.APV-527 would compete with bispecifics targeting 5T4 and 4-1BB, which are currently in preclinical development such as by Crescendo Biologics. Companies in clinical development with 5T4-targeting drugs include Biotecnol / Chiome Biosciences' 5T4 x CD3 and a number of anti-drug conjugates (ADC). In addition, other competitors include clinical bispecifics targeting 4-1BB in combination with other targets such as FAP (Boehringer Ingelheim, Molecular Partners / Amgen, and Hoffmann-La Roche). PD-L1 x 4-1BB is currently in Phase 3 clinical development by BioNTech / Genmab and Pieris / Servier / Palvella. Another bispecific targets 4-1BB x HER2, which is in phase 2 clinical development by Pieris for treatment of HER2+ solid tumors.

Furthermore, we face significant competition in the oncology market in general, including from the following: Affimed, AstraZeneca, Bristol Myers Squib, F-Star Biotechnology Ltd., Genentech Inc., (a subsidiary of F. Hoffmann-La Roche Ltd.), Genmab A/S, Gilead Sciences Inc., GlaxoSmithKline plc, ImmunoGen, Inc., Johnson & Johnson, Macrogenics, Inc., Sanofi-Aventis US LLC, Regeneron Pharma, Xencor, Inc. and Zymeworks Biopharmaceuticals, Inc. Additionally, there may be other potential competitors or companies developing competitive products such as ADCs that may not be known to us at this time.

COLLABORATIONS WITH ALLIGATOR BIOSCIENCE

On July 20, 2017, our wholly owned subsidiary Aptevo Research and Development LLC (Aptevo R&D), entered into a collaboration and option agreement (the Collaboration Agreement) with Alligator Bioscience AB, (Alligator), pursuant to which Aptevo R&D and Alligator are collaboratively developing ALG.APV-527, a lead bispecific antibody candidate simultaneously targeting 4-1BB (CD137).

Subject to certain exceptions for Aptevo R&D's manufacturing and platform technologies, the parties jointly own intellectual property generated in the performance of the development activities under the Collaboration Agreement. Under the terms of the Collaboration Agreement, the parties intend to share revenue received from a third-party commercialization partner equally, or, if the development costs are not equally shared under the Collaboration Agreement, in proportion to the development costs borne by each party.

The Collaboration Agreement also contains several points in development at which either party may elect to "opt-out" (i.e., terminate without cause), including at the completion of the Phase 1a and Phase 1b clinical trials, and, following a termination notice period, cease paying development costs for this product candidate, which would be borne fully by the continuing party. Following an opt-out by a party, the continuing party will be granted exclusive rights to continue the development and commercialization of this product candidate, subject to a requirement to pay a percentage of revenue received from any future commercialization partner for this product, or, if the continuing party elects to self-commercialize, tiered royalties on the net sales of this product by the continuing party ranging from the low to mid-single digits, based on the point in development at which the opt-out occurs. The parties have also agreed on certain technical criteria or "stage gates" related to the development of this product that, if not met, will cause an automatic termination and wind-down of the Collaboration Agreement and the activities thereunder, provided that the parties do not agree to continue.

The Collaboration Agreement contains industry standard termination rights, including for material breach following a specified cure period, and in the case of a party's insolvency.

INTELLECTUAL PROPERTY

We rely on a combination of patents, trademarks, trade secrets, and nondisclosure and non-competition agreements to protect our proprietary intellectual property and will continue to do so. We own or exclusively license the patents and patent applications in our patent portfolio that support the ADAPTIR-FLEX platform, ADAPTIR platform and pipeline products with the exception of certain cell line rights and other research tools, which we license on a non-exclusive basis. We practice patent life cycle management by filing patent applications to protect new inventions relating to meaningful improvements to our products and related methods. We primarily seek patent protection for inventions that support our products and product candidates, but from time to time, we may seek patent protection for inventions that could, for instance, support a potential business opportunity or block a competitor from designing around our existing patents.

In general, and where possible, we pursue patent protection in countries where we believe there will be a significant market for the corresponding product or product candidate. We generally do not seek patent protection in countries where we have reason to believe we would not be able to enforce patents. For instance, we tend to not file in countries that are frequently listed on the Priority Watch List of the Special 301 Report prepared by the Office of the United States Trade Representative, with the exception that we typically file patent applications in China. We may also decide to take a narrower filing approach for secondary and improvement type inventions as compared to inventions that are more foundational to our products. We do not seek patent protection in countries that are on the United Nations (U.N.) list of Least Developed Countries.

The term of protection for various patents associated with, and expected to be associated with, our marketed product and product candidates is typically twenty years from the filing date, but may vary depending on a variety of factors, including the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. The protection afforded by a patent varies on a product-by-product basis and country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the necessity for terminal disclaimers, the availability of legal remedies in a particular country, and the validity and enforceability of the patents.

In some cases, we may decide that the best way to protect our intellectual property is to retain proprietary information as trade secrets and confidential information, rather than to apply for patents, which would involve disclosure of proprietary information to the public. When determining whether to protect intellectual property as a trade secret, we consider many factors including, for instance, our ability to maintain the trade secret, the likelihood that a competitor will independently develop the information, our ability to patent protect the intellectual property and the likelihood we would be able to enforce a resulting patent.

We are a party to a number of license agreements under which we license patents, patent applications, and other intellectual property. These agreements impose various commercial diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future.

ADAPTIR and ADAPTIR-FLEX Platforms. We protect the ADAPTIR platform technology through a combination of patents and trade secrets. We own all ADAPTIR and ADAPTIR-FLEX platform intellectual property, with the exception that we have licenses to certain intellectual property related to third-party research tools that we use in conjunction with our ADAPTIR platform technology such as cell lines, vectors, expression systems, and transgenic rodents. For instance, we have a non-exclusive commercial license and research license with Lonza Group AG (Lonza) related to its CHO cell lines and vectors. Under our Lonza research license, we have an option to take a license to use the GS System to develop and manufacture therapeutic proteins for our commercial purposes. We also have a non-exclusive license to certain transgenic rodents of OMT's OmniAb platform.

The initial version of the ADAPTIR platform technology was originally developed by Trubion Pharmaceuticals, Inc. (Trubion) prior to its acquisition by Emergent BioSolutions Inc. (Emergent). A patent family supporting use of unique linkers in the homodimer (a molecule consisting of two identical halves) version of the ADAPTIR platform was invented jointly by Trubion and Wyeth Pharmaceuticals, Inc. (Wyeth) as part of a collaboration between the two companies. Wyeth assigned the rights it had in that platform patent family to Trubion. We subsequently received the rights to the platform patent family upon our spinoff from Emergent.

In order to differentiate our platform inventions from antibodies and other antibody-like constructs that have been publicly disclosed, many of our patents and patent applications are directed to unique aspects or components of our platform such as linkers, targets, or binding domains.

We have patents relating to the ADAPTIR platform issued in the United States, Australia, Canada, Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa and South Korea. We also have applications pending in Brazil. We plan to continue to improve our ADAPTIR platform and to file patent applications on those improvements. Our decision as to where to file any new ADAPTIR improvement inventions will be based in part on the significance of the improvement. If patents issue on the pending ADAPTIR patent applications, the patent term for those patents are estimated to expire between 2027 and 2039. As our ADAPTIR platform technology evolves, we may decide to allow patent applications and patents to expire if they contain claims that are limited to aspects of the platform that are no longer of value to Aptevo.

ADAPTIR-FLEX, our heterodimer platform, is covered by patent application under the Patent Cooperation Treaty (PCT) that we filed in 2021, which was nationalized in 2023 in various countries and territories including the United States, Australia, Brazil, Canada, China, Europe, Israel, Japan, Mexico, New Zealand, Singapore, and South

Korea. If patents claiming priority to the pending ADAPTIR-FLEX patent application are issued, the resulting patents are estimated to expire in 2041.

We own patent families directed to use of particular binding domains in the ADAPTIR and ADAPTIR-FLEX platforms. For instance, we have some patents that cover the use of an ADAPTIR therapeutic to target CD3. We also have pending patent applications that cover ADAPTIR therapeutics containing our preferred humanized CD3 binding domain polypeptide sequences.

Mipletamig. We nationalized our core patent family, which covers the mipletamig product candidate in various countries and territories including the United States, Australia, Brazil, Canada, China, Colombia, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Macau, Malaysia, Mexico, New Zealand, Philippines, Singapore, South Africa, South Korea, Ukraine, and Vietnam.

ALG.APV-527. We co-own with Alligator a patent family corresponding to PCT application PCT/EP2018/069850, which covers the ALG.APV-527 product candidate. In January and February of 2020, this patent family was nationalized in various countries. Aptevo and Alligator also co-own U.S. patent 10,239,949, which relates to protein molecules that specifically bind to 5T4 and/or 4-1BB and U.S. patent 11,312,786, which relates to the 4-1BB binding domain.

In addition to the co-owned assets, Alligator owns a patent family corresponding to PCT application PCT/EP2017/059656, which also covers ALG.APV-527. Aptevo has an exclusive license from Alligator to this patent family for the development of the ALG.APV-527 product candidate.

Preclinical Therapeutic Candidates. We routinely file United States provisional patent applications and/or Patent Cooperation Treaty (PCT) patent applications on our preclinical therapeutic assets when we believe we have sufficient data to support a patent application filing. Aptevo owns pending patent applications for its APVO442, APVO603, and APVO711 therapeutic candidates, which were nationalized in various countries and territories, as well as APVO451, APVO452, AND APVO455 therapeutic candidates.

Trademarks owned by Aptevo Therapeutics Inc. and its subsidiaries. Where possible, we pursue registered trademarks for our marketed products in significant markets. We own trademark registrations and pending applications for the marks: APTEVO THERAPEUTICS, APTEVO BIOTHERAPEUTICS, APTEVO RESEARCH AND DEVELOPMENT, the Aptevo logo, ADAPTIR, and ADAPTIR-FLEX in relevant jurisdictions.

REGULATION

Regulations in the United States and other countries have a significant impact on our product development, manufacturing, and marketing activities. Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, and export of biopharmaceutical products. In addition, sponsors of biopharmaceutical products participating in Medicaid and Medicare are required to comply with mandatory price reporting, discount, and rebate requirements. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. In the United States, the FDA regulates biopharmaceutical products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Services Act, or PHSA, and their implementing regulations. FDA's requirements and expectations with respect to product development are constantly evolving.

U.S. Product Development for Therapeutics

The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests, animal studies according to Good Laboratory Practices (GLP);

- submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, (GCP), to establish the safety and efficacy of the proposed drug or safety, purity and potency of the proposed biologic, for the intended use;

- preparation and submission to the FDA of biologics license application (BLA);

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices (cGMP);

- review of the product candidate by an FDA advisory committee, where appropriate and if applicable;

- payment of user fees for FDA review of the BLA (unless a fee waiver applies);

- FDA audits of some clinical trial sites to ensure compliance with GCP; and

- FDA review and approval of the BLA.

Preclinical Testing. Before beginning testing of any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both *in vitro*, or in an artificial environment outside of a living organism, and *in vivo*, or within a living organism, laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation, as well as its chemistry, pharmacology, and toxicity. We perform preclinical testing on all of our product candidates before we initiate any human trials.

Investigational New Drug Application. Before clinical testing may begin, the results of preclinical testing, together with manufacturing information, analytical data and any other available clinical data or literature, must be submitted to the FDA, as part of an IND. The sponsor must also include an initial protocol detailing the first phase of the proposed clinical investigation, together with information regarding the qualifications of the clinical investigators. The provided data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial clinical studies in human volunteers. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA imposes a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical Trials. Clinical trials involve the administration of the drug to healthy human volunteers, or to patients with the target disease or disorder under the supervision of a qualified physician (also called an investigator) pursuant to an FDA-reviewed protocol. Human clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria, if any, to be evaluated. Each protocol, and any subsequent amendments, must be submitted to the FDA, as part of the IND, or comparable foreign regulatory authorities.

- Phase 1 clinical trials test for safety, dose tolerance, absorption, bio-distribution, metabolism, excretion, structure activity relationships, mechanism of action, and clinical pharmacology and, if possible, for early evidence regarding efficacy. Phase 1 studies may be conducted in healthy human volunteers or patients with the target disease or condition. Phase 1a is typically a dose escalation trial. Phase 1b may involve cohort expansion at one or more dose levels combinations, or in different populations to determine the recommended Phase 2 dose and strategy.

  - Phase 2 clinical trials are controlled studies that involve a small sample of individuals with the target disease or disorder and seek to assess the efficacy of the drug for specific targeted indications to determine dose response and the optimal dose range and dose regimen and to gather additional information relating to safety and potential adverse effects.

  - Phase 3 clinical trials are adequate and controlled studies that consist of expanded, large-scale studies of patients, at geographically dispersed sites, with the target disease or disorder to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen. The safety and efficacy data generated from Phase 3 clinical trials typically form the basis for FDA or comparable foreign regulatory authority approval of the product candidate, as well as product labeling. Typically, two Phase 3 trials are required by the FDA for product approval. Under some limited circumstances, however, the FDA may approve a BLA based upon a single Phase 3 clinical study plus confirmatory evidence or a single large multicenter trial without confirmatory evidence.

- Phase 4 clinical trials, if conducted, are conducted after a product has been approved. These trials can be conducted for a number of purposes, including to collect long-term safety information or to collect additional data about a specific population. As part of a product approval, the FDA or comparable foreign regulatory authorities may require that certain Phase 4 studies, which are called post-marketing commitment studies, be conducted post-approval. The results of Phase 4 studies can confirm or refute the effectiveness of a product candidate, and can provide important safety information.

In March 2022, the FDA released a final guidance entitled "Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics," which outlines how drug developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology drug development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to drug development and reduce developmental costs and time.

Additional kinds of data may also help to support a BLA or product development, such as patient experience and real-world evidence. For appropriate indications sought through supplemental BLAs, data summaries may provide marketing application support. For genetically targeted products and variant protein targeted products intended to address an unmet medical need in one or more patient subgroups with a serious or life threatening rare disease or condition, the FDA may allow a sponsor to rely upon data and information previously developed by the sponsor or for which the sponsor has a right of reference, that was submitted previously to support an approved application for a product that incorporates or utilizes the same or similar genetically targeted technology or a product that is the same or utilizes the same variant protein targeted drug as the product that is the subject of the application.

In addition, under the Pediatric Research Equity Act of 2003 (PREA) BLAs and supplements for a new active ingredient, indication, dosage form, dosage regimen, or route of administration must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug or biologic for an indication for which orphan designation has been granted for the relevant indication except that PREA will apply to an original BLA for a new active ingredient that is orphan-designated if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

Good Clinical Practice. All of the phases of clinical studies must be conducted in conformance with the FDA's GCP or equivalent standards from comparable foreign regulatory authorities, which are ethical and scientific quality standards for conducting, recording and reporting clinical trials to assure that the data and reported results are credible and accurate and that the rights, safety and well-being of trial participants are protected. GCP include requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. In addition, an Institutional Review Board, or IRB, at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to FDA for review, and to the IRB for approval. If a product candidate is being investigated for multiple intended indications, separate INDs may also be required. Progress reports detailing the results of the clinical trials must also be submitted at least annually to the FDA and the IRB and more frequently if serious and unexpected suspected adverse events are observed or other significant safety information is found, such as any findings from other studies or animal or *in vitro* testing that suggest a significant risk in humans exposed to the product. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information.

Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their clinicaltrials.gov website. Sponsors or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.

The manufacture of investigational biologics for the conduct of human clinical trials is subject to FDA's current Good Manufacturing Practice, or cGMP requirements. Investigational biologics and therapeutic substances imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

Marketing Approval - Biologics

Biologics License Application. All data obtained from a comprehensive development program, including research and product development, manufacturing, preclinical and clinical trials, labeling and related information are submitted in a biologics license application (BLA) to the FDA and in similar regulatory filings with the corresponding agencies in other countries for review and approval. In most cases, the submission of a marketing application is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances. By example, product candidates that are designated as orphan products, which are further described below, are not subject to application user fees unless the application includes an indication other than the orphan indication.

The submission of an application is not a guarantee that the FDA will find the application complete and accept it for filing. The FDA may refuse to file the application and request additional information rather than accept the application for filing, in which case the application must be resubmitted with the supplemental information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA has two months to review an application for its acceptability for filing.

Once an application is accepted for filing, the FDA begins an in-depth substantive review. The Prescription Drug User Fee Act (PDUFA) establishes a two-tiered review system: Standard Review and Priority Review. When conducting Priority Review, the FDA has a goal to review and act on BLA submissions within six months from the date of the FDA's acceptance for filing of the application, rather than the ten-month goal under a Standard Review. The FDA gives Priority Review status to product candidates that provide safe and effective therapies where no satisfactory alternative exists or to a product candidate that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of the serious condition. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the sponsor otherwise provides substantial additional information or clarification regarding the submission.

The FDA may refer certain applications to an advisory committee. Before approving a product candidate for which no active ingredient (including any ester or salt of active ingredients) has previously been approved by the FDA, the FDA must either refer that product candidate to an external advisory committee or provide in an action letter, a summary of the reasons why the FDA did not refer the product candidate to an advisory committee. The FDA may also refer other product candidates to an advisory committee if FDA believes that the advisory committee's expertise would be beneficial. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency's approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product's identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a marketing application the FDA will inspect one or more clinical trial sites to assure compliance with GCP.

In reviewing a BLA, the FDA may grant approval or deny the application through a complete response letter (CRL) if it determines the application does not provide an adequate basis for approval requesting additional information. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the marketing application, and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional clinical trials. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. Even if additional information outlined in a CRL is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval.

The receipt of regulatory approval often takes many years, involving the expenditure of substantial financial resources. The speed with which approval is granted often depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may also impose conditions upon approval. For example, it may require a Risk Evaluation and Mitigation Strategy (REMS) for a product. This can include various required elements, such as publication of a medication guide, patient package insert, a communication plan to educate health care providers of the drug's risks and/or restrictions on distribution and use, such as limitations on who may prescribe or dispense the drug. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks.

The FDA may also significantly limit the indications or populations approved for a given product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, and/or require, as a condition of approval, enhanced labeling, special packaging or labeling, post-approval clinical trials, distribution or other risk management mechanisms, expedited reporting of certain adverse events, pre-approval of promotional materials or restrictions on direct-to-consumer advertising, any of which could negatively impact the commercial success of a drug. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with the pre- and post-marketing regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

Designated Platform Technology. Under the Food and Drug Omnibus Reform Act of 2022 (FDORA) a platform technology incorporated within or utilized by a biologic is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a product approved under a BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed product, or a sponsor that has been granted a right of reference to data submitted in the application for such product, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one product without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a product that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a product that uses or incorporates the platform technology. Designated platform technology status does not ensure that a product will be developed or reviewed by the FDA more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Breakthrough Therapy. Under the provisions of the Food and Drug Administration Safety and Innovation Act (FDASIA) the FDA may designate a product as a breakthrough therapy if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are also eligible for accelerated approval. A sponsor may request that a product candidate be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor's request. If so designated, the FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. The FDA may rescind breakthrough therapy designation if the product candidate does not continue to meet the criteria for such designation.

Orphan Drugs. Under the Orphan Drug Act, an applicant can request the FDA to designate a product as an "orphan drug" in the United States if the drug is intended to treat an orphan, or rare, disease or condition. A disease or condition is considered orphan if it affects fewer than 200,000 people in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan drug designation if there is a product already approved by the FDA that that is considered by the FDA to be the same as the already approved product and is intended for the same indication. This hypothesis must be demonstrated to obtain orphan exclusivity. Orphan drug designation must be requested before submitting a BLA. Products designated as orphan drugs are eligible for special grant funding for research and development, potential tax credits for research, waived user fees for marketing applications and a seven-year period of market exclusivity after marketing approval. The tax advantages, however, were limited in the 2017 Tax Cuts and Jobs Act.

Orphan drug exclusivity (afforded to the first applicant to receive approval for an orphan designated drug) prevents FDA approval of applications by others for the same drug for the designated orphan disease or condition. The FDA may approve a subsequent application from another applicant if the FDA determines that the application is for a different drug or different use, or if the FDA determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public's need. A grant of an orphan designation is not a guarantee that a product will be approved. On November 26, 2019, FDA granted Orphan Drug Designation to mipletamig, a bispecific antibody candidate, for the treatment of acute myelogenous leukemia.

Post-Approval Requirements. Any biologic for which we receive FDA approval will be subject to continuing regulation by the FDA, including, among other things, record keeping requirements, reporting of adverse experiences, reporting of deviations and shortages, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, cGMP, and restrictions on advertising and promotion. Adverse events that are reported after marketing approval can result in additional limitations being placed on the product's distribution or use and, potentially, withdrawal or suspension of the product from the market. In addition, the FDA authority to require post-approval clinical trials and/or safety labeling changes if warranted. In certain circumstances, the FDA may impose a REMS after a product has been approved.

Facilities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, list their manufactured products, and are subject to periodic unannounced inspections by the FDA for compliance with cGMP and other laws. Manufacturers and other parties involved in the supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Recently, the information that must be submitted to FDA regarding manufactured products was expanded through the Coronavirus Aid, Relief, and Economic Security (CARES) Act to include the volume of drugs produced during the prior year. Manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals, require label modifications, or request product recalls, among other actions, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The FDA also closely monitors advertising and promotional materials we may disseminate for our products for compliance with restrictions on off-label promotion and other laws. We may not promote our products for conditions of use that are not included in the approved package inserts for our products. Physicians, in their independent professional medical judgment, however, may prescribe legally available products for unapproved indications that are not described in the product's labeling and that differ from those tested and approved by the FDA. Certain additional restrictions on advertising and promotion exist for products that have boxed warnings in their approved package inserts The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

Biosimilars and Exclusivity. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires a high similarity to the reference product notwithstanding minor differences in clinically inactive components, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical trial, absent a waiver by the FDA. There must be no difference between the reference product and a biosimilar in mechanism of action, conditions of use, route of administration, dosage form, and strength. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biologic is granted 12 years of exclusivity from the time of first licensure, and no application for a biosimilar can be submitted for four years from the date of licensure. However, certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the twelve-year exclusivity period. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product is eligible for a period of exclusivity against other biologics submitted under the abbreviated approval pathway during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple "first" interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared amongst multiple first interchangeable products, lasts for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologic's patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. The PHSA also includes provisions to protect reference products that have patent protection. The biosimilar product sponsor and reference product sponsor may exchange certain patent and product information for the purpose of determining whether there should be a legal patent challenge. Based on the outcome of negotiations surrounding the exchanged information, the reference product sponsor may bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. The biosimilar applicant may also be able to bring an action for declaratory judgment concerning the patent.

In an effort to increase competition in the biologic product marketplace, Congress, the executive branch, and the FDA have taken certain legislative and regulatory steps. For example, in 2020, FDA finalized a guidance to facilitate drug and biologic product importation. Moreover, the 2020 Further Consolidated Appropriations Act included provisions requiring that sponsors of approved biologic products, including those subject to REMS, provide samples of the approved products to persons developing biosimilar products within specified timeframes, in sufficient quantities, and on commercially reasonable market-based terms. Failure to do so can subject the approved product sponsor to civil actions, penalties, and responsibility for attorney's fees and costs of the civil action. This same bill also includes provisions with respect to shared and separate REMS programs for reference and generic drug products.

Patent Term Restoration If approved, biologic products may also be eligible for periods of U.S. patent term restoration. If granted, patent term restoration extends the patent life of a single unexpired patent that has not previously been extended, for a maximum of five years. The total patent life of the product with the extension also cannot exceed fourteen years from the product' approval date. Subject to the prior limitations, the period of the extension is calculated by adding half of the time from the effective date of an IND to the initial submission of a marketing application, and all of the time between the submission of the marketing application and its approval. This period may also be reduced by any time that the applicant did not act with due diligence.

Regulation in the European Union. Product development, the regulatory approval process and safety monitoring of medicinal products and their manufacturers in the European Union proceed broadly in the same way as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU member states. The Clinical Trial Regulation EU 536/2014 (CTR) repealed the Clinical Trials Directive 2001/20/EC, as amended (CTD) on January 31, 2022, subject to a three-year transition period. The CTR makes it possible within the EU for sponsors to submit a single harmonized electronic submission via a single online platform known as the Clinical Trials Information System (CTIS) for approval to conduct a clinical trial in several European countries and have a single assessment process for clinical trials conducted in multiple member states. Under the CTR, sponsors can use the CTIS from January 31, 2022 but are not obliged to use it immediately, in line with a three-year transition period Sponsors may use CTIS to apply to conduct a clinical trial under the CTR or may choose to apply to conduct a trial under the CTD until January 30, 2023 From January 31, 2023, sponsors need to use CTIS to apply to start a new clinical trial in the EU/EEA. From January 31, 2025, any trials approved under the CTD that continue running will need to comply with the CTR and their sponsors must have recorded information on such trials in CTIS.

Healthcare Fraud and Abuse and Anti-Corruption Laws

Various federal and state laws pertaining to health care "fraud and abuse" exist, including state and federal anti-kickback laws false claims laws, and patent privacy and security laws. Anti-kickback laws make it illegal for a drug manufacturer to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, to induce, or in return for, the referral of business that may be reimbursed by a third-party payor (including Medicare and Medicaid), including the purchase, prescribing or recommendation of a particular drug. Due to the breadth of the statutory provisions, it is possible that our practices might be challenged under anti-kickback or similar laws. Civil and criminal false claims laws, false statement laws and civil monetary penalty laws prohibit, among other things, anyone from knowingly presenting, or causing to be presented for payment, to third-party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. Privacy and security laws, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, create federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, and their respective implementing regulations, impose certain requirements relating to the privacy, security, and transmission of individually identifiable health information.

In addition, as part of the Affordable Care Act, the federal government enacted the Physician Payment Sunshine Act. Manufacturers of drugs biologics and devices that are reimbursed by Medicare, Medicaid or the Children's Health Insurance Program are required to annually report to CMS payments and transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership or investment interest held by physicians and their family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives).

Our operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act (FCPA) which prohibits corporations and individuals from directly or indirectly paying, offering to pay, or authorizing the payment of anything of value to any foreign government official or employee, or any foreign political party or political candidate in an attempt to obtain or retain business or to otherwise influence such official, employee, party or candidate in his or her or its official capacity. Our operations are also subject to compliance with the U.K. Bribery Act of 2010, which applies to activities both in the public and private sector, Canada's Corruption of Foreign Public Officials Act and similar laws and industry codes in other countries where we do business.

Other Regulation

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import, export, use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents used in connection with our product development, are or may be applicable to our activities.

HUMAN CAPITAL

Employees and Office Location

We employed 33 full-time and 3 contract persons as of December 31, 2025. The team is comprised of a dedicated group of accomplished professionals who bring a broad range of academic achievements combined with significant industry experience. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. To this end, we strive to maintain competitive base compensation structures and comprehensive benefits packages, and to engage our employees through ongoing development and training. None of our employees are represented by a labor union or covered by collective bargaining agreements. We believe our relationships with our employees are positive.

Our principal executive offices are located at 2401 4th Ave., Suite 1050, Seattle, Washington 98121. Our telephone number is (206) 838-0500.

Corporate Values

Leading by our core values unifies Aptevo and enables every employee to be an agent of positive culture. We believe that our success depends on creating an environment that is personally and professionally rewarding and creating opportunities for personal and professional development. These values, which are the foundation of our Company culture, are:

- *Professionalism*
    - Act respectfully with all;
    - Deal with each other directly, clearly, and transparently; and
    - Routinely seek feedback and receive it maturely.

- *Ownership*
    - Work towards objectives with focus and speed without sacrificing quality;
    - Approach our work like business owners; and
    - Invest with the best interest of the Company in mind.

- *Empowerment*
    - Assume all employees are capable and collegial adults;
    - Leaders enable employees to accept delegation; and
    - Bureaucracy and administrative tasks must be justified.

Workforce and Workplace Culture

We consider these values to be an integral part of our corporate goal setting and review process. We believe in empowering our employees and consider them as owners of the business. We treat each other with respect and maintain a high level of professionalism and accountability. Our Board of Directors and executive team continue to monitor and focus on our human capital resources to ensure we live by our core values.

Our employees are central to our operations and our ability to advance therapeutic product candidates. We focus on attracting, developing, and retaining highly qualified employees and maintaining a workplace that promotes professionalism, collaboration, and respect. We are an equal opportunity employer and are committed to fair and consistent employment practices. Our policies and practices support equal opportunity in hiring, compensation, promotion, and professional development. We maintain policies addressing workplace conduct, including anti-harassment and anti-retaliation standards, and seek to provide a safe and respectful working environment for all employees. We believe that building a strong team with a broad range of experiences and perspectives supports innovation in the development of therapeutic product candidates and enhances our ability to solve complex scientific and operational challenges.

Recruiting and Retention

We invest in resources to recruit, develop, and retain the talent needed to achieve our business goals. We believe in supporting our employees to reach their full potential and strive to promote internally. We have been successful in attracting and retaining talented personnel to support our business, though competition for personnel in our industry is intense.

Compensation and Benefits

Our compensation packages are designed to attract and retain talent, drive Company performance and achieve business goals. In setting appropriate compensation levels, we look at the average base pay rate for each position based on market data. We also offer an annual cash incentive program and long-term equity incentive plans designed to assist in attracting, retaining, and motivating employees and promoting the creation of long-term value for stockholders. Further, all employees are eligible for health insurance and other health benefits, paid and unpaid leaves, retirement benefits with Company match, and life and disability coverage/insurance. We have an unlimited paid time off policy that provides employees with considerable flexibility in scheduling time away from work.

Health & Safety

Employee safety and well-being is of paramount importance to us and was of continued focus in 2025. The Company maintains a hybrid working environment. Our essential employees, which mainly include our research and development team, work onsite, and non-essential employees work remotely or hybrid. We equip our employees working remotely or hybrid with necessary equipment and tools to continue to collaborate and remain productive.

Additionally, we have an Environmental, Health and Safety program that focuses on implementing policies and training programs, as well as performing self-audits to enhance work safety.

ORGANIZATIONAL HISTORY

Aptevo was formed as a wholly-owned subsidiary of Emergent BioSolutions Inc. (Emergent) for the purpose of serving as the parent company for the development-based biotechnology business focused on novel oncology, hematology, and autoimmune and inflammatory therapeutics and was incorporated in Delaware in February 2016. On August 1, 2016, Emergent effectuated a spin-off of Aptevo into an independent publicly traded company and made a pro rata distribution of Aptevo common stock to Emergent's stockholder base at that time. Accordingly, Aptevo has operated as an independent publicly traded company since August 1, 2016.

AVAILABLE INFORMATION

The Aptevo website is located at *www.AptevoTherapeutics.com*. Aptevo makes certain filings with the Securities and Exchange Commission (the SEC), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge through its website as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the SEC.

In addition, all disclosures that are required to be posted by applicable law, the rules of the SEC or the Nasdaq listing standards regarding any amendment to, or waiver of, our code of business conduct and ethics are available free of charge on our website. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following our press releases, investor deck, SEC filings and public conference calls and webcasts. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, or incorporated by reference into, this Annual Report on form 10-K.

Item 1A. Risk Factors.

We are subject to significant risks and uncertainties that could impact the Company's businesses, results of operations and financial condition, including by causing our actual results to differ materially from those projected in any forward-looking statements. Additional risks and uncertainties that are not currently known to the Company or management or that are not currently believed by the Company or management to be material may also harm the Company's business, financial condition and results of operation. You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

RISK FACTOR SUMMARY

The following is a summary of the material risks to our business, operations, and ownership of our common stock:

- We have a history of losses and may not be profitable in the future.

- Our management and board of directors have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern.

- Our common stock may be at risk for delisting from the Nasdaq Capital Market in the future if we do not maintain compliance with Nasdaq's continued listing requirements. Delisting could adversely affect the liquidity of our common stock and the market price of our common stock could decrease.

- We will require additional capital and may be unable to raise capital when needed or on acceptable terms.

- Our success is dependent on our continued ability to attract, motivate and retain key personnel, and any failure to attract or retain key personnel may negatively affect our business.

- If we experience delays or difficulties in the commencement, site initiation, enrollment of patients or completion of our clinical trials, the time to reach critical trial data and receipt of any necessary regulatory approvals could be delayed.

- Our long-term success depends, in part, upon our ability to develop, receive regulatory approval for and commercialize our product candidates.

- We may not be successful in establishing and maintaining collaborations that leverage our capabilities in pursuit of developing and commercializing our product candidates.

- We face and will continue to face substantial competition and our failure to effectively compete may prevent us from achieving significant market penetration for our product candidates, if approved.

- Our business is affected by macroeconomic conditions, including rising and fluctuating inflation, market volatility, bank failure, economic uncertainty, such as the impact from changing economic policies, tariffs and supply chain constraints as well as political events such as potential U.S. federal government shutdown, evolving healthcare policies, and military actions.

- We may not be successful in our efforts to use and further develop our ADAPTIR or ADAPTIR-FLEX platforms.

- If we are unable to protect our intellectual proprietary rights, our business could be harmed.

- Actions of activist stockholders against us have been and could be disruptive and costly and may cause uncertainty about the strategic direction of our business.

- The results of our current and planned preclinical studies and clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities. Results from early-preclinical studies and clinical trials may not be predictive of results from later-stage or other trials and interim or top line data may be subject to change or qualification based on the complete analysis of data.

- Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified that could delay, prevent, or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

- We depend on third parties to conduct our clinical and non-clinical trials. If these third parties do not effectively carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

- Our stock price is and may continue to be volatile.

- We may be subject to periodic litigation, which could result in losses or unexpected expenditure of time and resources.

- Our future income will depend, in part, on the ability of Medexus to successfully further develop, market and commercialize IXINITY, resulting in milestone payments to the Company by Medexus.

RISKS RELATED TO OUR BUSINESS

Financial Risks

We have a history of losses and may not be profitable in the future.

We have experienced significant operating losses in the past and may not be profitable in the future. For the year ended December 31, 2025, we had net loss of $26.0 million. As of December 31, 2025, we had an accumulated deficit of $275.1 million. We expect to continue to incur annual net operating losses for the foreseeable future, and will require substantial resources over the next several years as we expand our efforts to discover, develop and commercialize immunotherapeutic candidates. Our future success and ability to attain profitability will depend upon our ability to develop and commercialize our product candidates.

Our management and board of directors have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern.

Accounting Standards Update (ASU 2014-15) requires management to assess our ability to continue as a going concern for one year after the date the financial statements are issued. As further discussed in Note 1, Nature of Business and Significant Accounting Policies to our consolidated financial statements in this Form 10-K, substantial doubt is deemed to exist about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. Our financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our future ability to continue as a going concern will require us to generate positive cash flow from operations, obtain additional financing, enter into strategic alliances and/or sell assets in addition to our existing cash and cash equivalents and the funding provided by our Purchase Agreement with XOMA, potential future milestone payments from Medexus under our LLC Purchase Agreement (the LLC Purchase Agreement) and exercise of warrants. The reaction of investors to our conclusion of our potential inability to continue as a going concern in future may adversely affect our share price and our ability to raise new capital and enter into strategic alliances. If we become unable to continue as a going concern in the future, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We will require additional capital and may be unable to raise capital when needed or on acceptable terms.

As of December 31, 2025, we had cash and cash equivalents in the amount of $21.6 million. To continue our business including to support the ongoing clinical development of mipletamig and ALG.APV-527, develop additional products, support commercial marketing activities or otherwise provide additional financial flexibility we will require additional funding. In addition, on June 16, 2025, we entered into that certain Standby Equity Purchase Agreement (the First SEPA) with YA II PN, LTD., a Cayman Islands exempt limited company (Yorkville), pursuant to which we have the right, but not the obligation, to issue and sell to Yorkville from time to time up to $25.0 million during the 36 months following the execution of the First SEPA. On January 8, 2026, we entered into another Standby Equity Purchase Agreement (the Second SEPA) with Yorkville, pursuant to which we have the right, but not the obligation, to issue and sell to Yorkville from time to time up to $60.0 million during the 36 months following the execution of the Second SEPA. We currently have an aggregate of $67.5 million capacity remaining under the two SEPAs. If we are not able to secure adequate additional funding, we may need to make reductions in spending. This may include extending payment terms with suppliers, liquidating assets, and suspending or curtailing planned programs. We may also have to delay, reduce the scope of, suspend or eliminate one or more research and development programs. We may also be forced to grant rights to develop and market our product candidates that we would otherwise prefer to develop or market ourselves or we may be unable to take advantage of future business opportunities. A failure to raise the additional funding or to effectively implement cost reductions would harm our business, results of operations and future prospects. Our future capital requirements will depend on many factors, including:

- the cost to attract, motivate and retain key personnel;

- the extent to which we invest in products or technologies;

- the ability to satisfy the payment obligations and covenants under any future indebtedness;

- the ability to secure partnerships and/or collaborations that generate additional cash;

- capital improvements to our facilities;

- the scope, progress, results, and costs of our development activities;

- clinical development costs, timing, and other requirements to initiate and complete our Phase 1b/2 clinical trial for mipletamig and Phase 1 clinical trial of ALG.APV-527, as well as future clinical trials;

- the cost of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting our intellectual property rights and defending intellectual property-related claims; and

- macroeconomic conditions, including the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as tariffs as well as political events such as a U.S. federal government shutdown, evolving healthcare policies, and military actions; and

- the level, timing and receipt of any milestone payments under our agreements with Medexus with respect to the sales of IXINITY.

Further, changing circumstances, some of which may be beyond our control, such as macroeconomic conditions, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We cannot guarantee that future financing will be available in sufficient amounts, or on commercially reasonable terms, or at all. If our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through bank loans, public or private equity or debt offerings, collaboration and licensing arrangements, or other strategic transactions. Our ability to raise future capital on acceptable terms or at all will be impacted by the macroeconomic environment, including fluctuating interest rates, economic uncertainty and volatility in the capital market, changing economic policies such as tariffs, geopolitical tensions and political events, including the ongoing war between Ukraine and Russia, United States and Iran and any other military event that could evolve out of the current conflicts, reoccurrences of COVID-19 or other pandemics, or other future widespread public health epidemics, a U.S. federal government shutdown, evolving healthcare policies, or other factors that could also adversely impact our ability to access capital as and when needed or increase our costs in order to raise capital. Current capital market conditions, including the impact of inflation, have increased borrowing rates and can be expected to significantly increase our cost of capital as compared to prior periods. Public or bank debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, pursuing acquisition opportunities, declaring dividends and limiting or restricting our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise funds by issuing equity securities, our stockholders will experience dilution. If we raise funds through collaboration and licensing arrangements with third parties or enter into other strategic transactions, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us. If financing is unavailable or lost, our business, results of operations, financial condition and financial prospects would be adversely affected and we could be forced to delay, reduce the scope of or eliminate many of our planned activities.

Further, SEC regulations limit the amount of funds we can raise during any 12-month period pursuant to our shelf registration statement on Form S-3. On June 20, 2025, we filed the latest amendment to the prospectus related to the Registration Statement on Form S-3 filed on February 14, 2025, pursuant to General Instruction I.B.6 of Form S-3 (General Instruction I.B.6), which updates the amount of shares that we are eligible to sell under that certain At The Market Offering Agreement with Roth Capital Partners, LLC, as sales agent (Roth), dated April 28, 2025 (the ATM Agreement). So long as the aggregate market value of our common stock held by non-affiliates is less than $75 million, we will not sell shares under the ATM Agreement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period due to the limitations of General Instruction I.B.6 of Form S-3 and the current public float of our common stock. Additional capacity is expected to become available after October 2026. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays in raising capital due to review by the SEC staff.

Our business is affected by macroeconomic conditions, including fluctuating inflation rates, interest rates, market volatility, economic uncertainty, and supply chain constraints as well as political events such as a U.S. federal government shutdown and evolving healthcare policies.

Various macroeconomic factors and political events have in the past and could adversely affect in the future our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. Recently, for instance, the current administration imposed and/or announced (and in some cases postponed) tariffs on imports from various countries and on certain products, which may lead to unpredictable economic consequences including inflation or trade wars. For example, inflation has negatively impacted the Company by increasing our labor costs through higher wages and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on the Company's product development and operations. If inflation or other factors were to significantly increase our business costs, our ability to develop our current pipeline and new therapeutic products may be negatively affected. In addition, a potential U.S. federal government shutdown and evolving healthcare policies may affect our ability to advance our clinical programs and to raise capital on favorable terms or at all. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

We are susceptible to changes in the U.S. economy. The U.S. economy has been affected from time to time by economic downturns or recessions, supply chain constraints, rising and fluctuating inflation and interest rates, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy.

In addition, any further deterioration in the U.S. economy would likely affect the operation of our business and ability to raise capital. In addition, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Similarly, these macroeconomic factors could affect the ability of our third-party suppliers and manufacturers to manufacture clinical trial materials for our product candidates.

Actions of activist stockholders against us have been and could be disruptive and costly and may cause uncertainty about the strategic direction of our business.

Stockholders have in the past and may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our Board and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our Board or management could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our Board and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our Board with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create value for our stockholders. We may choose to initiate, or may become subject to, litigation as a result of a proxy contest or matters arising from the proxy contest, which would serve as a further distraction to our Board and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our future income will depend, in part, on the ability of Medexus to successfully further develop, market and commercialize IXINITY, resulting in milestone payments to the Company by Medexus.

On February 28, 2020, we entered into the LLC Purchase Agreement with Medexus, pursuant to which we sold all of the issued and outstanding limited liability company interests of Aptevo BioTherapeutics, a subsidiary of Aptevo that wholly owns the IXINITY and related Hemophilia B business. We are entitled to receive future potential payments to the extent of the achievement of certain regulatory and commercial milestones and through deferred payments based on net sales of IXINITY. We no longer control the development, marketing, and commercialization of IXINITY and are dependent on Medexus to successfully do so. Although Medexus has agreed to use commercially reasonable efforts to commercialize IXINITY in the ordinary course of business in good faith, Medexus may not commit adequate resources to the further development, marketing, and commercialization of IXINITY, may experience financial difficulties, may face competition, or may prioritize other products or initiatives. Medexus' ability to continue to successfully commercialize the IXINITY business may be affected, and we may experience potential impacts on our future milestone payments from Medexus due to the macroeconomic and geopolitical environment. The failure of Medexus to successfully market and commercialize IXINITY, including because of factors outside of Medexus' control, could result in lower than expected milestone payments to us and negatively impact our future financial and operating results.

Our operating results are unpredictable and may fluctuate.

Our operating results are difficult to predict and will likely fluctuate from quarter to quarter and year to year, as a result of a variety of factors, including:

- the level and timing of any milestone payments with respect to sales of IXINITY by Medexus;

- the extent of any payments received from collaboration arrangements and development funding as well as the achievement of development and clinical milestones under collaboration and license agreements that we may enter into from time to time and that may vary significantly from quarter to quarter; and,

- the timing, cost, and level of investment in our research and development and clinical activities as well as expenditures we may incur to acquire or develop additional technologies, products and product candidates.

Due to the macroeconomic and geopolitical environment, we may experience delays in opportunities to partner our product candidates, due to financial and other impacts on potential partners. Additionally, we may experience potential impacts on our future milestone payments from Medexus, which may impact Medexus' ability to continue to successfully commercialize the IXINITY businesses. These and other factors may have a material adverse effect on our business, results of operations and financial condition.

We face product liability exposure, which could cause us to incur substantial liabilities and negatively affect our business, financial condition, and results of operations.

The nature of our business exposes us to potential liability inherent in pharmaceutical products, including with respect to the testing of our product candidates in clinical trials and any product candidates that we successfully develop. Product liability claims might be made by patients in clinical trials, consumers, health care providers or pharmaceutical companies or others that sell any products that we successfully develop. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or otherwise receive regulatory approval for study or commercial sale. We cannot predict the frequency, outcome or cost to defend any such claims.

If we cannot successfully defend ourselves against future claims that our product candidates caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

- adverse publicity and/or injury to our reputation;

- withdrawal of clinical trial participants;

- costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- decreased demand or withdrawal of an approved product;

- loss of revenue; and

- the inability to commercialize products that we may develop.

The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. Further product liability insurance may be difficult and expensive to obtain. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy all potential liabilities. Claims or losses in excess of our product liability insurance coverage could have a material adverse effect on our business, financial condition, and results of operations. The cost of defending any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. Uncertainties resulting from the initiation and continuation of product liability litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Product liability claims, regardless of merit or eventual outcome, may absorb significant management time and result in reputational harm, potential loss of revenue from decreased demand for any product candidates we successfully develop, withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs, and could cause our stock price to fall.

Our success is dependent on our continued ability to attract, motivate and retain key personnel, and any failure to attract or retain key personnel may negatively affect our business.

Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors largely depends upon our ability to attract, retain and motivate highly qualified managerial and key scientific and technical personnel. If we are unable to retain the services of one or more of the principal members of senior management, including our Chief Executive Officer, Marvin L. White, our Chief Operating Officer, Jeffrey G. Lamothe, our Chief Medical Officer, Dr. Dirk Huebner, our Chief Financial Officer, Daphne Taylor, our General Counsel, SoYoung Kwon, or other key employees, our ability to implement our business strategy could be materially harmed.

On February 3, 2026, we announced that effective as of April 1, 2026, Marvin L. White will transition to the role of Executive Chair of the Board, and Jeff Lamothe, the Company's current Chief Operating Officer, will assume the role of President and Chief Executive Officer of the Company. Our success will depend, in part, on the effectiveness of this transition. If we do not successfully manage this transition, it could be viewed negatively by our customers, employees, investors, and other third-party partners and could have an adverse impact on our business, results of operations, or our stock price.

In addition, we face intense competition for qualified employees from biotechnology and pharmaceutical companies, research organizations and academic institutions. Attracting, retaining or replacing these personnel on acceptable terms may be difficult and time-consuming given the high demand in our industry for similar personnel. We believe part of being able to attract, motivate and retain personnel is our ability to offer a competitive compensation package. If we cannot offer a competitive compensation package or otherwise attract and retain the qualified personnel necessary for the continued development of our business, we may not be able to maintain our operations or grow our business.

We completed a Section 382 study and have concluded that we experienced an "ownership change" as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the Code), and thus the tax benefits of our pre-"ownership change" net operating loss carryforwards and certain other tax attributes will be subject to an annual limitation under Sections 382 and 383 of the Code.

In general, a corporation undergoes an "ownership change" under Section 382 of the Code if, among other things, the stockholders who own, directly or indirectly, 5% or more of the corporation's stock (by value), or are otherwise treated as "5% stockholders" under Section 382 of the Code and the Treasury regulations promulgated thereunder, increase their aggregate percentage ownership (by value) of the corporation's stock by more than 50 percentage points over the lowest percentage of stock owned by the 5% stockholders at any time during the applicable testing period, which is generally the rolling three-year period preceding the date of the potential ownership change testing event. Such potential ownership change testing events include changes involving a stockholder becoming a 5% stockholder or arising from a new issuance of capital stock or share repurchases by the corporation, subject to certain exceptions.

In the event of an "ownership change," Sections 382 and 383 of the Code impose an annual limitation on the amount of taxable income a corporation may offset with pre-change net operating loss carryforwards and certain other tax attributes. The annual limitation is generally equal to the value of the outstanding stock of the corporation immediately before the ownership change (excluding certain capital contributions), multiplied by the long-term tax-exempt rate as published by the IRS for the month in which the ownership change occurs (the long-term tax-exempt rate for June 2025 is 3.61%). Any unused annual limitation may generally be carried over to subsequent years until the pre-ownership change net operating loss carryforwards and certain other tax attributes expire or are fully utilized by the corporation. Similar provisions of state tax law may also apply to limit the use of state net operating loss carryforwards and certain other tax attributes.

Additionally, Section 382 of the Code includes special rules that apply to a corporation with a significant amount of net unrealized built-in gains or net unrealized built-in losses in its assets immediately prior to ownership change under Section 382 of the Code. In general, certain built-in gains recognized during the five-year period beginning on the date of the ownership change increases the corporation's annual limitation under Sections 382 and 383 of the Code in the taxable year that such built-in gains are recognized or deemed recognized (but only up to the amount of the net unrealized built-in gain), while certain built-in losses recognized during such five-year period are subject to the annual limitation under Section 382 of the Code (but only up to the amount of the net unrealized built-in loss).

As of December 31, 2025, we had approximately $207.9 million and $70.8 million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income that will begin to expire in 2037 for federal income tax purposes. We are in the process of completing an IRC Section 382/383 study through December 31, 2025 on our federal and state tax attributes. Based on the study, potential historical ownership changes have been identified, including a potential ownership change in June 2025. As a result of the potential June 2025 ownership change, there may be an additional permanent limitation on our ability to use approximately $0.8 million tax credits solely due to the IRC 382/383 limitations, assuming sufficient future taxable income. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs in the future, our ability to use our net operating loss carryforwards and credits could be further limited.

We cannot predict or control the occurrence or timing of another ownership change under Section 382 of the Code in the future. In addition, it is possible that any offering of securities by us could result in an ownership change. If another ownership change were to occur, future limitations could apply to our net operating losses and certain other tax attributes, which could result in a material amount of our net operating loss carryforwards and certain other tax attributes becoming unavailable to offset future income tax liabilities.

The realization of all or a portion of our deferred income tax assets (including net operating loss carryforwards) is dependent upon the generation of future income during the statutory carryforward periods. Our inability to utilize our limited pre-ownership change net operating loss carryforwards and certain other tax attributes, or the occurrence of a future ownership change and resulting additional limitations to these tax attributes, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2025, we had approximately $207.9 million and $70.8 million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income that will begin to expire in 2037 for federal income tax purposes. We are in the process of completing an IRC Section 382/383 study through December 31, 2025 on our federal and state tax attributes. Based on the study, potential historical ownership changes have been identified, including a potential ownership change in June 2025. As a result of the potential June 2025 ownership change, there may be an additional permanent limitation on our ability to use approximately $0.8 million tax credits solely due to the IRC 382/383 limitations, assuming sufficient future taxable income. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs in the future, our ability to use our net operating loss carryforwards and credits could be further limited.

Tax changes may affect the deductibility of our research and development expenditures.

On July 4, 2025, the One Big Beautiful Bill Act (the Act) was signed into law. The Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100 percent bonus depreciation, domestic research cost expensing, addback of depreciation for Section 163(j) calculation, and other modifications to the international tax framework. We do not expect a material impact of the Act on the Company's income tax expense given its history of losses and full valuation allowance. We will continue to evaluate the impact of the Act's provisions that take effect in future years.

Our investments are subject to market and credit risks that could diminish their value and these risks could be greater during periods of extreme volatility or disruption in the financial and credit markets, which could adversely impact our business, financial condition, results of operations, liquidity and cash flows.

Our investments are subject to risks of credit defaults and changes in market values. Periods of macroeconomic weakness or recession, heightened volatility or disruption in the financial and credit markets, such as the current macroeconomic environment, increase these risks, potentially resulting in other-than-temporary impairment of assets in our investment portfolio. The impact of geopolitical tension or political events, such as a U.S. federal government shutdown, evolving healthcare policies, changing economic policies, including tariffs, a deterioration in the bilateral relationship between the U.S. and China, the rising conflict in the Middle East, the current war between Russia and Ukraine and the U.S. and Iran, including any additional sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies. Severe global economic and societal disruptions and uncertainties, such as reoccurrences of COVID-19 or other pandemics, or other future widespread public health epidemics may cause disruptions that could severely impact our business, such as delays or difficulties to the financing environment and raising capital due to economic uncertainty or volatility.

Product Development Risks

The results of our current and planned preclinical studies and clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities. Results from early preclinical studies and clinical trials may not be predictive of results from later-stage or other trials and interim or top line data may be subject to change or qualification based on the complete analysis of data.

We completed our Phase 1b dose expansion clinical trial with mipletamig in 2023 and initiated a dose optimization Phase 1b/2 study in August of 2024 to assess safety and efficacy of mipletamig and to determine an optimal dose in front line patients. Additionally, we initiated a first-in-human Phase 1 clinical study of ALG.APV-527 in the first quarter of 2023. None of our other product candidates have entered clinical development. Clinical failure can occur at any stage of preclinical or clinical development. Preclinical studies and clinical trials may produce inconsistent, negative or inconclusive results. The FDA or a non-US regulatory authority may require us to conduct additional clinical or preclinical testing. Success in early preliminary data, preclinical studies and clinical trials does not mean that future larger registration clinical trials will be successful and interim results of a clinical trial do not necessarily predict final results. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical trials. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies whose product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical and biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if early-stage clinical trials are promising, we may need to conduct additional clinical trials of our product candidates in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA and regulatory authorities outside the United States to market and sell these product candidates. Any of these events could limit the commercial potential of our product candidates and have a material adverse effect on our business, prospects, financial condition and results of operations. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

In addition, our mipletamig clinical trial is an open-label study and is conducted at a limited number of clinical sites on a limited number of patients. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or an existing approved drug. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels or in combination with other drugs. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from these clinical trials may not be predictive of future clinical trial results with mipletamig or other product candidates. In addition, although the FDA issued a "may proceed" notification which allowed us and Alligator to initiate our Phase 1 clinical trial of ALG.APV-527, and the interim data from the dose escalation phase are positive, we cannot guarantee that this trial or future trials of ALG.APV-527 will show the desired safety and efficacy.

We may publicly disclose top line or interim data from time to time, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. The top line or interim results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Even in situations where a clinical stage candidate appears to be benefiting a patient that benefit may not be of a permanent nature. Top line and interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. In addition, the achievement of one primary endpoint for a trial does not guarantee that additional co-primary endpoints or secondary endpoints will be achieved. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

Our future clinical trials may not be successful. Moreover, should there be a flaw in a clinical trial, it may not become apparent until the clinical trial is well advanced. We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

- regulators or Institutional Review Boards (IRBs) may not authorize us or our investigators to commence or continue a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or regulators or IRBs may require that we modify or amend our clinical trial protocols;

- we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and our contract research organizations (CROs);

- regulators may require us to perform additional or unanticipated clinical trials to obtain approval or we may be subject to additional post-marketing testing, surveillance, or Risk Evaluation and Mitigation Strategy (REMS) requirements to maintain regulatory approval;

- clinical trials of our product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance;

- changes in marketing approval policies, laws, regulations, or the regulatory review process during the development period rendering our data insufficient to obtain marketing approval;

- the cost of clinical trials of our product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the filing of a marketing application;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

- we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials;

- we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

- there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding our product candidates;

- the FDA or comparable foreign regulatory authorities may disagree with our study design, including endpoints, or our interpretation of data from non-clinical studies and clinical trials or find that a product candidate's benefits do not outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;

- the FDA or comparable regulatory authorities may disagree with our intended indications;

- the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or our contract manufacturer's manufacturing facility for clinical and future commercial supplies; and

- we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

Further, our product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials or registration trials. Regardless of any advisory committee recommendation, the FDA may decline to approve the biologics license application (BLA) for a number of reasons including, if the clinical benefit, safety profile or effectiveness of the drug is not deemed by the FDA to warrant approval. The FDA or other non-U.S. regulatory authorities may disagree with our trial design, and our interpretation of data from non-clinical studies and clinical trials. In particular, the FDA may not view our data as being clinically meaningful or statistically persuasive. The regulatory authorities and policies governing the development of our product candidates may also change at any time. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial. Any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We may not be able to file investigational new drugs (INDs), or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We have submitted INDs and received approvals to proceed into clinical trials for multiple product candidates, including ALG.APV-527 and mipletamig, however, we may not be able to file future INDs for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of future INDs will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

If we experience delays or difficulties in the commencement, site initiation, enrollment of patients or completion of our clinical trials, the time to reach critical trial data and receipt of any necessary regulatory approvals could be delayed.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate, enroll and maintain a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates. Furthermore, mipletamig has received orphan drug designation for acute myelogenous leukemia and thus has a relatively small patient population. Also, the eligibility criteria of our clinical trials may further limit the pool of available study participants as we require that patients have specific characteristics that we can measure to assure their disease is either severe enough or not too advanced to include them in a study.

Patient enrollment is affected by other factors including:

- the severity of the disease under investigation;

- the design of the clinical trial, including the patient eligibility criteria for the study in question;

- the perceived risks and benefits of the product candidate under study;

- our payments for conducting clinical trials;

- the patient referral practices of physicians;

- our ability to recruit clinical trial investigators with the appropriate competencies and experiences;

- our ability to obtain and maintain patient consents;

- the ability to monitor patients adequately during and after treatment;

- reporting of preliminary results of any of our clinical trial sites; and

- the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether. Site initiation and enrollment delays in our clinical trials may result in increased development costs for our product candidates, delays in the availability of preliminary or final results, and delays to commercially launching our product candidates, if approved, which may cause the value of our company to decline and limit our ability to obtain additional financing.

Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified that could delay, prevent, or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of any of our product candidates, either when used alone or in combination with other approved or investigational therapies, could cause us or regulatory authorities to interrupt, delay or halt our development activities and manufacturing and distribution operations and could result in a more restrictive label, the imposition of a clinical hold, suspension, distribution or use restrictions or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If any of our product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

As we continue developing our product candidates and conduct clinical trials of our product candidates, serious adverse events, or SAEs, undesirable side effects, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the SAEs or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or in which efficacy is more pronounced or durable. Undesirable side effects, or other unexpected adverse events or properties of any of our product candidates, could arise or become known either during clinical development or, if approved, after the approved product has been marketed. If such an event occurs during development, the FDA or comparable foreign regulatory authorities could suspend or terminate a clinical trial or deny approval of our product candidates. Furthermore, we are currently and may in the future evaluate our product candidates in combination with approved and/or experimental therapies. These combinations may have additional or more severe side effects than caused by our product candidate as monotherapies. The uncertainty resulting from the use of our product candidate in combination with other therapies may make it difficult to accurately predict side effects or efficacy in potential future clinical trials. If our product candidates receive marketing approval and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences may result, including:

- regulatory authorities may require us to conduct additional clinical trials or abandon our research efforts for our other product candidates;

- regulatory authorities may require additional warnings on the label or impose distribution or use restrictions;

- regulatory authorities may require one or more post-market studies;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

- regulatory authorities may require implementation of a REMS, Field Safety Corrective Actions or equivalent, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising;

- we could be sued and held liable for harm caused to patients; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market approval and acceptance of the affected product candidate, or could substantially increase commercialization costs and expenses, which could delay or prevent us from generating revenue from the sale of our products and materially harm our business and results of operations.

We depend on third parties to conduct our clinical and non-clinical trials. If these third parties do not effectively carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct the clinical and preclinical trials required to obtain regulatory approval for our product candidates. We depend on third parties, such as independent clinical investigators, research sites, contract research organizations (CROs) and other third-party service providers to conduct the clinical and preclinical trials of our product candidates, and we expect to continue to do so.

While we have agreements governing the activities of third parties, we have limited influence and control over their actual performance and activities. For instance, our third-party service providers are not our employees, and except for remedies available to us under our agreements with such third parties we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, and non-clinical programs. Our third-party service providers may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our non-clinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our trials may be repeated, extended, delayed, or terminated, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, we may not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates, or we or they may be subject to regulatory enforcement actions.

Our reliance on third-party service providers does not relieve us of our regulatory responsibilities, including ensuring that our trials are conducted in accordance with the FDA-approved good clinical practices (GCPs) and the plans and protocols contained in the relevant regulatory application. In addition, these organizations and individuals may not complete these activities on our anticipated or desired timeframe. We also may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider, which may prove difficult and/or costly and result in a delay of our trials. In addition, business disruptions arising from circumstances out of our control, could negatively affect the ability of some of the independent clinical investigators, contract research organizations and other third-party service providers that conduct our clinical and preclinical trials of our product candidates. Any delay in or inability to complete our trials could delay or prevent the development, approval, and commercialization of our product candidates.

If CROs or other third parties assisting us or our study sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or its non-U.S. counterparts may require us to perform additional clinical trials before approving our marketing applications. We or they may also face regulatory enforcement action. We cannot assure you that, upon inspection, the FDA or non-U.S. regulatory agencies will determine that any of our clinical trials comply with GCP. In addition, our clinical trials must be conducted with product produced under GMP and similar regulations outside of the United States. Our failure, or the failure of our product candidate manufacturers, to comply with these regulations may require us to repeat or redesign clinical trials, or conduct additional trials, which would increase our development costs and delay or impact the conduct of our preclinical studies, clinical trials, and the likelihood of regulatory approval.

If third parties do not carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols, including dosing requirements, or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated.

Agreements with third parties conducting or otherwise assisting with our clinical or non-clinical studies might terminate for a variety of reasons, including a failure to perform by the third parties. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third-party commences work. As a result, if we need to enter into alternative arrangements, it could delay our product development activities and adversely affect our business. Though we carefully manage our relationships with our third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects, and results of operations.

If any of these events occur, we may not be able to obtain regulatory approval of our product candidates or succeed in our efforts to create approved line extensions for certain of our existing products or generate additional useful clinical data in support of these products. Moreover, if we are unable to obtain any necessary third-party services on acceptable terms or if these service providers do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for our product candidates may be delayed or prevented.

Manufacture of our product candidates, especially in large quantities, is complex and time consuming. The loss of any of our third-party manufacturers, or delays or problems in the manufacture of our product candidates, could result in product shortages and/or delays in clinical development.

We do not have manufacturing capabilities and do not plan to develop such capacity in the foreseeable future. We depend on a limited number of third-party suppliers for the production of our product candidates. Accordingly, our ability to develop and deliver product candidates in a timely and competitive manner and to enable us to conduct our development programs depends on our third-party manufacturers being able to continue to meet our ongoing clinical trial needs and perform their contractual obligations. In order to successfully develop and commercialize our product candidates in a timely manner, we and our third-party manufacturers must be able to develop and execute on manufacturing processes and reach agreement on contract terms.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or any product that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis. In addition, any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

If these third-party manufacturers do not successfully carry out their contractual duties, meet expected deadlines or manufacture and/or store our product candidates in accordance with regulatory requirements, if there are disagreements between us and such parties, or if such parties are unable to expand capacities to support commercialization of any of our product candidates for which we obtain marketing approval, we may not be able to produce, or may be delayed in producing sufficient product candidates to meet our supply requirements. Any delays in obtaining adequate supplies with respect to our product candidates and components may delay the development or commercialization of our product candidates.

We may not succeed in our efforts to establish manufacturing relationships or other alternative arrangements for any of our product candidates, components, and programs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so.

If our existing third-party manufacturers, or the third parties that we engage in the future to manufacture a product or component for commercial sale or for our clinical trials should cease to continue to do so for any reason, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. These third-party facilities may also be affected by natural disasters, such as floods or fire, or such facilities could face manufacturing issues, such as contamination or regulatory findings following a regulatory inspection of such facility. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to an alternate supplier in a timely fashion if at all. The addition of a new or alternative manufacturer may also require FDA approvals and may have a material adverse effect on our business.

If for any reason we are unable to obtain adequate supplies of our product candidates or the components used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Further, even if we do establish such collaborations or arrangements, our third-party manufacturers may breach, terminate, or not renew these agreements.

We or our third-party manufacturers may also encounter shortages in the raw materials or therapeutic substances necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand. Such shortages may occur for a variety of reasons, including capacity constraints, delays or disruptions in the market, and shortages caused by the purchase of such materials by our competitors or others. We may also not be able to obtain such materials on favorable terms as a result of global trade policies. Our third-party manufacturers' failure to obtain the raw materials, therapeutic substances, or active pharmaceutical ingredients necessary to manufacture sufficient quantities of our product candidates may have a material adverse effect on our business.

All of our current product candidates are biologics. Our product candidates must be made consistently and in compliance with a clearly defined manufacturing process. Problems may arise during manufacturing for a variety of reasons, including problems with raw materials, equipment malfunction or replacement and failure to follow specific protocols and procedures. Slight deviations anywhere in the manufacturing process, including obtaining materials, maintaining master seed or cell banks and preventing genetic drift, seed or cell growth, fermentation and contamination including from, among other things, particulates, filtration, filling, labeling, packaging, storage and shipping, and quality control testing, may result in lot failures or manufacturing shut-down, delays in the release of lots, product recalls, spoilage or regulatory action.

Additionally, our development and commercialization strategy involves entering into arrangements with corporate and academic collaborators, contract research organizations, distributors, third-party manufacturers, licensors, licensees and others to conduct development work, manage or conduct our clinical trials, manufacture our product candidates and market and sell our products outside of the United States and maintain our existing arrangements with respect to the commercialization or manufacture of our products. We may not have the expertise or the resources to conduct all of these activities for all products and product candidates on our own and, as a result, are particularly dependent on third parties in many areas. Any current or future arrangements for development and commercialization may not be successful, as the amount and timing of resources that third parties devote to developing, manufacturing, and commercializing our products candidates are not within our control. If we are not able to establish or maintain agreements relating to our product candidates in development, our results of operations and prospects would be materially and adversely affected.

Any loss of a third-party manufacturer, any delays, or problems in the manufacture of our products, or termination of any arrangements for development and commercialization of our products could have a material adverse effect on our business, operations, results of operations and financial condition. We may be required to replace our manufacturer and if this were to occur, we may incur added costs and delays in identifying and qualifying any such replacements. We may also not be able to enter into such arrangements on favorable commercial terms.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, manufacturing sites, and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, clinical trials, FDA notification, or FDA approval. Any of the foregoing could limit our future revenues and growth.

Failure of our third-party manufacturers to successfully manufacture material that conforms to our specifications and the FDA's or foreign regulatory authorities' strict regulatory requirements, may prevent regulatory approval of those manufacturing facilities.

We rely on third parties to manufacture all clinical trial materials for our product candidates, and we will rely on third parties to manufacture commercial supplies, if any such product candidates are ultimately approved for commercial sale. Manufacturers of our product candidates and therapeutic substances must comply with GMP requirements enforced by the FDA that are applicable to both finished products and their active components used both for clinical and commercial supply. The FDA enforces these requirements through its facilities inspection program. Our product candidates, including mipletamig and ALG.APV-527, will not be approved for marketing by the FDA or other foreign regulatory authorities unless the FDA or their foreign equivalents also approve the facilities used by our third-party manufacturers to produce them for commercialization. If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA's or foreign regulatory authorities' strict regulatory requirements, the FDA or their foreign counterparts will not approve their manufacturing facilities, which would result in significant delays in obtaining FDA or foreign marketing approvals for our product candidates. If this were to occur, we may also never receive marketing approval, we may need to repeat clinical trials, we may need to undertake costly corrective actions, including product recalls, we may risk harm to subjects or patients, and we may face enforcement actions.

While we are ultimately responsible for the manufacture of our product candidates, other than through our contractual arrangements, we have little control over our manufacturers' compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain and maintain regulatory approval for or market our product candidates, if approved. Additionally, we may be unable to contract with alternative manufacturers on favorable or reasonable terms. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or any other regulatory authority. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a manufacturer may possess technology related to the manufacture of our product candidate that such manufacturer owns independently. This would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another manufacturer produce our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. We must also receive FDA approval for the use of any new manufacturers for commercial supply.

We and our third-party manufacturers may not be able to meet these manufacturing process requirements for any of our current product candidates, all of which have complex manufacturing processes, which make meeting these requirements even more challenging. If we are unable to develop manufacturing processes for our clinical product candidates that satisfy these requirements, we will not be able to supply sufficient quantities of test material to conduct our clinical trials in a timely or cost-effective manner, and as a result, our development programs will be delayed, our financial performance will be adversely impacted and we will be unable to meet our long-term goals.

Certain of our product candidates have received orphan drug designation from the FDA. However, there is no guarantee that we will be able to maintain this designation, receive this designation for any of our other product candidates, or receive or maintain any corresponding benefits, including periods of exclusivity.

Certain of our product candidates have received orphan drug designation. We may also seek orphan drug designation for our other product candidates, as appropriate. While orphan drug designation does provide us with certain advantages, it neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process.

Generally, if a product candidate with orphan drug designation subsequently receives marketing approval before another product considered by the FDA to be the same for the same orphan indication, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same indication for a period of seven years in the United States.

We may not be able to obtain any future orphan drug designations that we apply for. Orphan drug designations do not guarantee that we will be able to successfully develop our product candidates, and there is no guarantee that we will be able to maintain any orphan drug designations that we receive. For instance, orphan drug designations may be revoked if the FDA finds that the request for designation contained an untrue statement of material fact or omitted material information, or if the FDA finds that the product candidate was not eligible for designation at the time of the submission of the request.

Moreover, even if we are able to receive and maintain orphan drug designations, we may ultimately not receive any period of regulatory exclusivity if our product candidates are approved. For instance, we may not receive orphan product regulatory exclusivity if the indication for which we receive FDA approval is broader than the orphan drug designation. Orphan exclusivity may also be lost for the same reasons that orphan drug designation may be lost. Orphan exclusivity may further be lost if we are unable to assure a sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan exclusivity for any of our current or future product candidates, that exclusivity may not effectively protect the product from competition as different products can be approved for the same condition or products that are the same as ours can be approved for different conditions. Even after an orphan product is approved, the FDA can also subsequently approve a product containing the same principal molecular features for the same condition if the FDA concludes that the later product is clinically superior. The FDA may further grant orphan drug designation to multiple sponsors for the same compound or active molecule and for the same indication. If another sponsor receives FDA approval for such product before we do, we would be prevented from launching our product in the United States for the orphan indication for a period of at least seven years, unless we can demonstrate clinical superiority. Moreover, third-party payors may reimburse for products off-label even if not indicated for the orphan condition.

We may seek Breakthrough Therapy designation by the FDA for a product candidate that we develop, and we may be unsuccessful. If we are successful, the designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if the product candidates we develop qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification and rescind the designation.

We may seek designation for our ADAPTIR and ADAPTIR-FLEX platform technologies as a designated platform technology, but we might not receive such designation, and even if we do, such designation may not lead to a faster development, regulatory review or approval process.

We may seek designation for our ADAPTIR and ADAPTIR-FLEX platform technologies as a designated platform technology. Under the FDORA, a platform technology incorporated within or utilized by a biologic is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a product approved under a BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed product, or a sponsor that has been granted a right of reference to data submitted in the application for such product, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one product without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a product that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a product that uses or incorporates the platform technology. Even if we believe our platform technology meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a product will be developed more quickly or receive a faster FDA review process or ultimate FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

We have in the past and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA or non-U.S. regulatory authorities may not accept data from such trials in the development or approval of our product candidates in those jurisdictions.

We have in the past and may in the future conduct clinical trials outside the U.S. and the FDA and foreign regulatory authorities may not accept those data in support of the further development or approval of our product candidates. The acceptance of trial data from clinical trials conducted outside the United States by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements.

In addition, such foreign trials will be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need to conduct additional trials beyond those we have planned, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving marketing approval for commercialization in the applicable jurisdiction.

Commercialization Risks

Our ability to grow revenues and execute on our long-term strategy depends heavily on our ability to discover, develop, and obtain marketing approval for our product candidates.

We currently have no products approved for commercial distribution. We have invested a significant portion of our efforts and financial resources in the development of our product candidates. Our business depends on the successful development and commercialization of our product candidates, which will require additional clinical and preclinical development, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts, and further investment, which may never occur. Our ability to generate revenues is substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidates. Except for the revenues from previously sold products, we currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product.

In order for us to achieve our long-term business objectives, we will need to successfully discover and/or develop and commercialize our product candidates. Although we have made, and expect to continue to make, significant investments in research and development, we have had only a limited number of our internally-discovered product candidates reach the clinical development stage. We currently have two clinical-stage candidates, mipletamig and ALG.APV-527, which were built on the ADAPTIR platform. Drug discovery and development is a complex, time-consuming and expensive process that is fraught with risk and a high rate of failure. Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected or unacceptable adverse events or failure to demonstrate efficacy in clinical trials. Failure to successfully discover and/or develop, obtain marketing approval for and commercialize additional products and product candidates would likely have a material adverse effect on our ability to grow revenues and improve our financial condition. If we are required to conduct additional clinical trials or other testing of our product candidates that we develop beyond those that we currently expect, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, or if there are safety concerns, we may be delayed in obtaining marketing approval for our product candidates, not obtain marketing approval at all, obtain approval for limited indications or patient populations, with a label without claims necessary for us to successfully market our products, or with significant labeled warnings. We may also be subject to additional post-marketing testing requirements, surveillance requirements, or REMS. To the extent any of the foregoing should occur, our business may be materially harmed.

We may not be successful in our efforts to use and further develop our ADAPTIR or ADAPTIR-FLEX platforms.

A key element of our strategy is to expand our product pipeline of immuno-oncology candidates based on our ADAPTIR and ADAPTIR-FLEX platform technologies. We plan to select and create product candidates for early development, potentially with other collaborative partners. We expect to continue to develop the platform to address unmet medical needs through directed immune stimulatory and/or blockades in oncology and other therapeutic areas. Our goal is to leverage our technology to make targeted investment in monospecific, bispecific, and multi-specific ADAPTIR and ADAPTIR-FLEX therapeutics. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based on our ADAPTIR and ADAPTIR-FLEX platform technologies, our ability to obtain product revenues in future periods may be adversely affected, which likely would result in harm to our financial position and our financial prospects, and adversely affect our stock price.

We face and will continue to face substantial competition and our failure to effectively compete may prevent us from achieving significant market penetration for our product candidates, if approved.

The development and commercialization of new biotechnology products is highly competitive and subject to rapid technological advances. We may face future competition with respect to our current product candidates and any product candidates we may seek to develop or commercialize in the future obtained from other companies and governments, universities, and other non-profit research organizations. Our competitors may develop products that are safer, more effective, more convenient, or less costly than any products that we may develop or market, or may obtain marketing approval for their products from the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our product candidates. Our competitors may have greater resources and may devote greater resources to research and develop their products, research and development capabilities, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition or macroeconomic impacts more successfully, or more effectively negotiate third-party licensing and collaborative arrangements.

We believe that our most significant competitors in the oncology market include: AbbVie Inc., Affimed, ALX Oncology Holdings Inc., Amgen Inc., Arcellx, AstraZeneca, AvenCell Therapeutics, Inc., BioNTech, Bio-Path, Bristol Myers Squibb, Cellectis, Creative Biolabs, Faron Pharma, F-star Therapeutics, Genentech Inc. (a subsidiary of F. Hoffmann-La Roche Ltd.), Genmab A/S, Gilead Sciences, Inc., GlaxoSmithKline plc, ImmunoGen, Inc., Johnson & Johnson, Lava Therapeutics, Macrogenics, Inc., Menarini Group, Molecular Partners, Novartis, Pfizer Inc., Pieris Pharmaceuticals, Inc., Regeneron Pharma, Sanofi-Aventis US LLC, Shattuck Labs, Syros Pharmaceuticals, Inc., Servier Laboratories, Xencor, Inc., and Zymeworks Biopharmaceuticals, Inc. Our competitors also include Chinese biotech companies with bispecific technologies and programs. We expect to compete on the basis of product efficacy, safety, ease of administration, price and economic value compared to drugs used in current practice or currently being developed. If we are not successful in demonstrating these attributes, physicians and other key healthcare decision makers may choose other products over any products we successfully develop, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition and results of operations.

Any of our product candidates, if approved, may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The success of our product candidates, if approved, will depend upon, among other things, their acceptance by physicians, patients, third-party payors, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If any of our product candidates do not achieve and maintain an adequate level of acceptance, we may not generate material revenues from sales of these products. The degree of market acceptance of our products will depend on a number of factors, including: our ability to provide acceptable evidence of safety and efficacy; the prevalence and severity of any side effects; availability, relative cost and relative efficacy of alternative and competing treatments; the ability to offer our products for sale at competitive prices; our ability to continuously supply the market without interruption; the relative convenience and ease of administration; the willingness of the target patient population to try new products and of physicians to prescribe these products; the strength of marketing and distribution support; publicity concerning our products or competing products and treatments; and the sufficiency of coverage or reimbursement by third parties.

Legislative or healthcare reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act (ACA) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to legal and political challenges, as well as efforts to repeal, replace delay, circumvent, or loosen certain aspects of the ACA or mandates required thereby. Additionally, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA, such as removing penalties as of January 1, 2019 for not complying with the ACA's individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how other healthcare reform measures of the current administration or other efforts, if any, to challenge, repeal or replace the ACA will impact our business. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted:

- On August 2, 2011, the Budget Control Act of 2011 among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction occurred beginning April 1, 2022 through June 30, 2022, and the 2% payment reduction resumed on July 1, 2022.

- On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2 percent per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken.

Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products, including by tying reimbursement to the price of products in other developed countries. For example, proposals have been made to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legislative and regulatory agendas, as they relate to the healthcare and pharmaceutical industries and the economy as a whole, of the current administration and the U.S. Congress currently remain uncertain. Any new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, such as the proposed cap on CRO indirect cost reimbursements by the National Institute of Health (NIH), or impose additional regulatory requirements on drug development or approval, which could have a material adverse effect on our clinical trial sites that rely on collaborations with university hospitals and research institutions funded in whole or in part by NIH grants, our future customers and accordingly, our financial operations.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any product candidates we successfully develop or additional pricing pressures.

Regulatory and Compliance Risks

Our long-term success depends, in part, upon our ability to develop, receive regulatory approval for and commercialize our product candidates.

Our product candidates and the activities associated with their development, including testing, manufacture, recordkeeping, storage, and approval, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have limited resources for use in preparing, filing, and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party contract research organizations and consultants to assist us in this process.

The FDA and other comparable regulatory agencies in foreign countries impose substantial and rigorous requirements for the development, production, marketing authorization and commercial introduction of drug products. These requirements include non-clinical, laboratory and clinical testing procedures, sampling activities, clinical trials, and other costly and time-consuming procedures. In addition, regulation is not static, and regulatory authorities, including the FDA evolve in their staff interpretations and practices and may impose more stringent or different requirements than currently in effect, which may adversely affect our planned and ongoing drug development and/or our sales and marketing efforts.

In the United States, to obtain approval from the FDA to market any of our future biologic products, we will be required to submit a BLA to the FDA. Ordinarily, the FDA requires a sponsor to support a BLA with substantial evidence of the product's safety, purity, and potency in treating the targeted indication based on data derived from adequate and well-controlled clinical trials, including Phase 3 safety and efficacy trials conducted in patients with the disease or condition being targeted.

Developing and obtaining regulatory approval for product candidates is a lengthy process, often taking a number of years, is uncertain and expensive. All of the product candidates that we are developing, or may develop in the future, require research and development, non-clinical studies, non-clinical testing, and clinical trials prior to seeking regulatory approval, and commencing commercial sales. In addition, we may need to address a number of technological challenges in order to complete development of our product candidates. As a result, the development of product candidates may take longer than anticipated or not be successful at all.

Our product candidate development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process for any of our product candidates. We may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether any non-clinical tests or clinical trials above what we currently have planned will be required, will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant delays relating to any preclinical or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do. This may prevent us from receiving marketing approvals and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of our product candidates. If any of this occurs, our business, financial condition, results of operations, and prospects will be materially harmed.

Generally, no product can receive FDA approval, marketing authorization from the European Commission or the competent authorities of the EU Member States, or approval from comparable regulatory agencies in foreign countries unless data generated in human clinical trials demonstrates both safety and efficacy for each target indication in accordance with such authority's standards.

The large majority of product candidates that begin human clinical trials fail to demonstrate the required safety and efficacy characteristics necessary for marketing approval. Failure to demonstrate the safety and efficacy of any of our product candidates for each target indication in clinical trials would prevent us from obtaining required approvals from regulatory authorities, which would prevent us from commercializing those product candidates. Negative or inconclusive results from the clinical trials or adverse medical events during the trials could lead to requirements that trials be repeated or extended, or that additional trials be conducted, any of which may not be clinically feasible or financially practicable, that the conduct of trials be suspended, or that a program be terminated.

Any regulatory approval we ultimately obtain may limit the indicated uses for the product or subject the product to restrictions or post-approval commitments that render the product commercially non-viable. Securing regulatory approval requires the submission of extensive non-clinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the regulatory authorities for each therapeutic indication to establish the product's safety and efficacy. If we are unable to submit the necessary data and information, for example, because the results of clinical trials are not favorable, or if the applicable regulatory authority delays reviewing or does not approve our applications, we will be unable to obtain regulatory approval.

Delays in obtaining or failure to obtain regulatory approvals may delay or prevent the successful commercialization of any of the products or product candidates in the jurisdiction for which approval is sought; diminish our competitive advantage; and defer or decrease our receipt of revenue.

Some of our product candidates previously in development experienced regulatory and/or clinical setbacks. Clinical development has been discontinued for product candidates otlertuzumab, APVO414, and APVO210. Both APVO414 and APVO210 were discontinued after patients developed ADA. Most recently, in 2019, we elected to discontinue the APVO210 development program following the review of data from the Phase 1 multiple ascending dose (MAD) clinical study of APVO210 in healthy volunteers that suggests that APVO210 would not meet the desired target product profile for future commercialization. Specifically, the clinical data showed evidence of increasing titers of ADA with repeated doses of APVO210, which had varying impact on APVO210 drug levels in subjects' blood. The cause of the ADA is uncertain; however, we believe that appearance of ADA is related to the mechanism of action of APVO210, and not due to the structure, or sequences characteristic of the ADAPTIR platform. Although we have re-designed certain components of the ADAPTIR platform based on what we have learned in prior clinical trials, there is no guarantee that the occurrence of ADA or other clinical setbacks will not occur in the development of our existing and future ADAPTIR product candidates.

The procedures to obtain marketing approvals vary among countries and can involve additional clinical trials or other pre-filing requirements. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all the risks associated with obtaining FDA approval, or different or additional risks. Regulatory agencies may have varying interpretations of the same data, and approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. Accordingly, approval by the FDA does not ensure approval by the regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by the FDA or regulatory authorities in other foreign countries. Failure to obtain regulatory approval in one jurisdiction, however, may impact the decision of other jurisdictions. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products and products in development in any market on a timely basis, if at all.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, evolving healthcare policies, or other disruptions to these agencies' operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our product candidates are and will continue to be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

We and our product candidates are subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the conduct of clinical and non-clinical studies, manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such products. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with GMP-requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians. Manufacturers and manufacturers' facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to GMP requirements and applicable product tracking and tracing requirements.

FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may, among other actions, withdraw approval, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product's indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our collaborators could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with GMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes. In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various results, including:

- restrictions on manufacturing or distribution, or marketing of such products;

- modifications to promotional pieces and product labels;

- issuance of corrective information;

- requirements to conduct post-marketing studies or other clinical trials;

- clinical holds or termination of clinical trials;

- requirements to establish or modify a REMS or a similar strategy;

- changes to the way the product is administered;

- liability for harm caused to patients or subjects;

- reputational harm;

- the product becoming less competitive;

- warning, untitled, or cyber letters;

- suspension of marketing or withdrawal of the products from the market;

- regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;

- refusal to approve pending applications or supplements to approved applications that we submit;

- recalls of products;

- fines, restitution or disgorgement of profits or revenues;

- suspension or withdrawal of marketing approvals;

- refusal to permit the import or export of our products;

- product seizure or detention;

- FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

- injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining product approval and market acceptance of the particular product candidate, if approved, or could substantially increase the costs and expenses of developing and commercializing such product, which in turn could delay or prevent us from generating significant revenues from its sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our stock price and could significantly harm our business, financial condition, results of operations, and prospects.

The FDA's policies may change and additional government laws and regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates, that could limit the marketability of our product candidates, or that could impose additional regulatory obligations on us. For example, the current administration may implement new or revised laws, regulatory requirements, and associated compliance obligations, as well as postponed or frozen regulatory requirements. Changes in medical practice and standard of care may also impact the marketability of our product candidates. If we are slow or unable to adapt to changes in existing requirements, standards of care, or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action.

Should any of the above actions take place, they could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

If we fail to comply with foreign, federal, state, and local healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

As a biotechnology company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid, or other third-party payors for our products, certain federal, state, local and foreign healthcare laws and regulations pertaining to fraud and abuse and patients' rights are applicable to our business. We are subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, overtly or covertly, to induce, or in return for, either the referral of an individual, or the purchase, lease, prescribing or recommendation of an item, good, facility or service reimbursable by a federally funded healthcare program, such as the Medicare or Medicaid program. The term "remuneration" has been interpreted broadly and may constrain our marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities, among other activities;

- federal civil and criminal false claims, including the federal False Claims Act, and false statement laws and civil monetary penalty laws, which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, on individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal health care programs that are false or fraudulent or knowingly making any materially false statement in connection with the delivery or payment for healthcare benefits, items or services;

- the U.S. federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) and their respective implementing regulations mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy, security and transmission of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates", or independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity;

- the Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, biologics, medical devices and medical supplies for which payment is available under Medicare, Medicaid or the CMS, certain payments and transfers of value made to physicians and teaching hospitals, and ownership or investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers are required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and,

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; state, local and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, obtain pharmaceutical agent licensure, and/or otherwise restrict payments that may be made to healthcare providers and entities; and state, local and foreign laws and industry codes that require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or entities, or marketing expenditures.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the U.S. federal Anti-Kickback Statute, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Moreover, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal health care fraud statutes, so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Recently, several pharmaceutical and other healthcare companies have been prosecuted under the federal false claims laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, interactions with specialty pharmacies, and patient assistance programs may also violate fraud and abuse laws. To the extent that any product we make is sold in a foreign country, we may be subject to similar foreign laws and regulations.

In addition, certain state and local laws mandate that we comply with a state code of conduct, adopt a company code of conduct under state criteria, disclose marketing payments made to health care professionals and entities, disclose drug pricing information and/or report compliance information to the state authorities. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply in multiple jurisdictions with different compliance and reporting requirements increase the possibility that a pharmaceutical company may violate one or more of the requirements. Any failure to comply with these reporting requirements could result in significant fines and penalties.

The risks of complying with these laws cannot be entirely eliminated. The risk of violation of such laws is also increased because many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal, state, local and foreign privacy, security, fraud and transparency laws may prove costly. If our past or present operations, or those of our distributors are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to sanctions, including civil and administrative penalties, criminal fines, damages, disgorgement, exclusion from participation in U.S. federal or state health care programs, individual imprisonment, integrity obligations, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. Similarly, if healthcare providers, distributors or other entities with whom we do business are found to be out of compliance with applicable laws and regulations, they may be subject to sanctions, which could also have a negative impact on us.

Our employees, independent contractors, consultants, commercial partners, principal investigators, or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, manufacturers, investigators, or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations or applicable fraud and abuse laws, provide accurate information to the FDA, properly calculate pricing information required by federal programs, comply with federal procurement rules or contract terms, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Moreover, it is possible for a whistleblower to pursue a False Claims Act case against us even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. Further, due to the risk that a judgment in a False Claims Act case could result in exclusion from federal health programs or debarment from government contracts, whistleblower cases often result in large settlements. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, and results of operations, including the imposition of significant fines or other sanctions.

Our operations, including our use of hazardous materials, chemicals, bacteria, and viruses, require us to comply with regulatory requirements and expose us to significant potential liabilities.

Our operations involve the use of hazardous materials, including chemicals, and may produce dangerous waste products. Accordingly, we, along with the third parties that conduct clinical trials and manufacture our products and product candidates on our behalf, are subject to federal, state, local and foreign laws and regulations that govern the use, manufacture, distribution, storage, handling, exposure, disposal and recordkeeping with respect to these materials. We are also subject to a variety of environmental and occupational health and safety laws. Compliance with current or future laws and regulations can require significant costs and we could be subject to substantial fines and penalties in the event of noncompliance. In addition, the risk of contamination or injury from these materials cannot be completely eliminated. In such event, we could be held liable for substantial civil damages or costs associated with the cleanup of hazardous materials.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

EU Member States, Switzerland and other countries have adopted data protection laws and regulations, which impose significant compliance obligations. For example, European Union, or EU, member states and other foreign jurisdictions, including Switzerland, have adopted data protection laws and regulations which impose significant compliance obligations. Moreover, the collection and use of personal health data in the EU is now governed under the EU General Data Protection Regulation, or the GDPR, effective in May 2018. The GDPR, which is wide-ranging in scope, imposed several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., provides an enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. The GDPR increases our responsibility and liability in relation to personal data that we process, including in clinical trials, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, which could divert management's attention and increase our cost of doing business. In addition, new regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase our costs of doing business. However, despite our ongoing efforts, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside our control. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states. Any failure or alleged failure (including as a result of deficiencies in our policies, procedures, or measures relating to privacy, data security, marketing, or communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity. In addition, we expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EU and other jurisdictions, such as the California Consumer Privacy Act of 2018, which has been characterized as the first "GDPR-like" privacy statute to be enacted in the United States. Additionally, California voters approved another privacy law, the California Privacy Rights Act (the CPRA), in the November 2020 election. Effective starting on January 1, 2023, the CPRA significantly modified the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. In addition, private right of action claims and litigation related to website privacy are evolving under existing laws in California such as the California Invasion of Privacy Act. There are many other state-based data privacy and security laws and regulations that may impact our business, including Montana Consumer Data Privacy Act, Oregon Consumer Privacy Act, and the Texas Data Privacy and Security Act that became effective in 2025. We cannot determine the impact such future laws, regulations and standards may have on our business.

If we experience a significant disruption in our information technology systems or breaches of data security, including due to a cybersecurity incident, our business could be adversely affected.

We rely on information technology systems to keep financial records, capture laboratory data, maintain clinical trial data and corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events including but not limited to natural disaster.

We also face the challenge of promptly detecting and remediating any cybersecurity breaches. Our information technology systems security measures are focused on the prevention, detection and remediation of damage from computer viruses, unauthorized access, cyber-attack and other similar disruptions. However, our information technology systems protection measures may not be successful in preventing unauthorized access, intrusion and damage. Threats to our systems can derive from human error, fraud or malice on the part of employees or third parties, including computer hackers, encryption by ransomware, or may result from technological failure.

If we were to experience a prolonged system disruption in our information technology systems or those of certain of our vendors, it could delay or negatively impact our development and commercialization of our product candidates, which could adversely impact our business. If operations at our facilities were disrupted, it may cause a material disruption in our business if we are not capable of restoring function on an acceptable timeframe.

In addition, as discussed above, our information technology systems are potentially vulnerable to data security breaches—whether by employees or others, intentionally or unintentionally—which may expose sensitive or personal data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers and others, any of which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, a security breach or privacy violation that leads to destruction, loss, alteration, unauthorized use or access, disclosure or modification of, personally identifiable information or personal data, could harm our reputation, compel us to comply with federal, state and/or international breach notification laws, subject us to mandatory corrective or regulatory action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, including the GDPR and the California Consumer Privacy Act of 2018, which could disrupt our business, result in increased costs or loss, and/or result in significant legal and financial exposure. In addition, a data security breach could result in loss of clinical trial data or damage to the integrity of that data.

If we are unable to implement and maintain adequate organizational and technical measures to prevent such security breaches or privacy violations, or to respond adequately in the event of a breach, our operations could be disrupted, and we may suffer loss of reputation, problems with regulatory authorities, financial loss and other negative consequences. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

If a breach of our information technology systems or those of our key third-party vendors occurs, we may incur additional costs related to repairing or rebuilding our internal systems, complying with breach notification laws, defending legal claims or proceedings, responding to regulatory actions, incurring penalties, and paying damages. Moreover, it may be determined that as a result of such a breach there was a material weakness or significant deficiency in our internal controls or other failure of our control environment. If such a breach occurs, it may have a material adverse effect on our business, results of operations, and financial condition, and it may also negatively impact our reputation.

Intellectual Property Risks

If we are unable to protect our intellectual proprietary rights, our business could be harmed.

Our commercial success will depend, in large part, on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology, products and product candidates. Obtaining and maintaining this protection is very costly. The patentability of technology in the biotechnology field generally is highly uncertain and involves complex legal and scientific questions. We cannot be certain that our patents and patent applications, including our own and those that we have rights through licenses from third parties, will adequately protect our intellectual property. Our success in protecting our intellectual property depends significantly on our ability to:

- obtain and maintain U.S. and foreign patents, that are meaningful to our products, including defending those patents against adverse claims;

- secure patent term extension for the patents covering our approved products;

- protect trade secrets;

- operate without infringing the proprietary rights of others; and,

- prevent others from infringing our proprietary rights.

We may not be able to obtain issued patents relating to our technology or product candidates. Even if issued, patents may inadvertently lapse or be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the duration of patent protection we may have for our product candidates. Further, patents may lapse prior to the regulatory approval of the underlying product in one or more territories. In the past, we have abandoned the prosecution and/or maintenance of patent applications related to patent families in the ordinary course of business. In the future, we may choose to abandon such prosecution and/or maintenance in a similar fashion. If these patent rights are later determined to be valuable or necessary to our business, our competitive position may be adversely affected. Changes in patent laws or administrative patent office rules or changes in interpretations of patent laws in the United States and in other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, or result in costly defensive measures.

Patent and other intellectual property laws outside the United States are even more uncertain than in the United States and are continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in additional opposition proceedings, like the proceedings described above, to determine the validity of our foreign patents or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts.

Our collaborative partners and licensors may not adequately protect our intellectual property rights. These third parties may have the first right to maintain or defend intellectual property rights in which we have an interest and, although we may have the right to assume the maintenance and defense of such intellectual property rights if these third parties do not do so, our ability to maintain and defend such intellectual property rights may be compromised by the acts or omissions of these third parties.

The cost of litigation to uphold the validity of patents, once obtained, to prevent infringement or to otherwise protect or enforce our proprietary rights could be substantial and, from time to time, our patents are subject to patent office proceedings. Some of our competitors may be better able to sustain the costs of complex patent litigation because they may have substantially greater financial resources. Intellectual property lawsuits are expensive and unpredictable and would consume management's time and attention and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions covered by or incorporating them. There is also a risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the invention(s), including on the grounds that its activities do not infringe the patent. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

In addition to patent litigation, we may be a party to adversarial proceedings before the Patent Trial and Appeal Board (PTAB) of the USPTO, or the Opposition Divisions of the European Patent Office (EPO). Potential proceedings before the PTAB include inter parties review proceedings, post-grant review proceedings and interference proceedings. Depending on our level of success at the PTAB and Opposition Divisions of the EPO, these proceedings could adversely impact our intellectual property rights with respect to our products and technology.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the value of patents, once obtained, and with regard to our ability to obtain patents in the future. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Patent and intellectual property laws outside of the United States may also change and be uncertain.

Our patents, once obtained, also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that others have not filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

We also will rely on current and future trademarks to establish and maintain recognized brands, including APTEVO THERAPEUTICS, APTEVO BIOTHERAPEUTICS, APTEVO RESEARCH AND DEVELOPMENT, the Aptevo logo, ADAPTIR, and ADAPTIR-FLEX in relevant jurisdictions. If we fail to acquire and protect such trademarks, our ability to market and sell our products, if approved for marketing, will be harmed. In addition, our current and future trademarks may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks and we may not be able to protect our rights in these trademarks, which we need in order to build name recognition. Any of the foregoing could have a material and adverse effect on our business, financial condition and operating results.

If approved, our products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company's product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation.

There is a similar abbreviated pathway for the approval of biosimilar products in the EU. Reference products in the EU benefit from an eight-year data exclusivity period during which the data included in the dossier for the reference product may not be referenced for the purposes of an abbreviated biosimilar application. Following the expiration of the data exclusivity period, there is an additional two-year period of market exclusivity during which a biosimilar marketing authorization application can be submitted, and the innovator's data may be referenced, but no product can be placed on the market until the expiration of such period. The overall 10-year period can be extended to a maximum of 11 years in certain circumstances. As in the U.S., there is no guarantee that a product will qualify for the prescribed period of exclusivity and, even if a product does qualify, another company may market a competing version of the reference product if such company obtained a marketing authorization with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing any of our products, if approved, our products may become subject to competition from such biosimilars, which would impair our ability to successfully commercialize and generate revenues from sales of such products.

Third parties may choose to file patent infringement claims against us.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents and other intellectual property rights of third parties under which we do not hold sufficient licenses or other rights. Third parties may be successful in obtaining patent protection for technologies that cover development and commercialization activities in which we are already engaged. These third parties may have substantially greater financial resources than us and could bring claims against us that could cause us to incur substantial expenses to defend against these claims and, if successful against us, could cause us to pay substantial damages. If a patent infringement or other similar suit were brought against us, we could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit. Intellectual property litigation in the biotechnology industry is common, and we expect this trend to continue.

As a result of patent infringement or other similar claims, or to avoid potential claims, we may choose or be required to seek a license from the third-party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, if at all, or if an injunction is granted against us, which could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other adversarial proceedings such as proceedings before the Patent Trial Appeals Board and opposition proceedings in the European Patent Office, regarding intellectual property rights that could impact our products and technology.

Patent litigation and other proceedings may also absorb significant management time. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Our Aptevo trademarks may be opposed which could have a material and adverse effect on our business.

We have an application pending that covers the APTEVO THERAPEUTICS trademark and received a notice of allowance in September 2022 from the USPTO for the APTEVO BIOTHERAPEUTICS and APTEVO RESEARCH AND DEVELOPMENT trademarks. We refer to these trademarks as our house marks. If a third-party opposes any of these house marks and we are unable to reach settlement prior to the commencement of an opposition proceeding, we may incur significant expense in the course of participating in the opposition process, which can be expensive and lengthy. Any settlement with a third-party may result in our agreeing to be subject to restrictions on our use of the relevant house mark. In addition, if we are unsuccessful in an opposition against a house mark, we would lose the ability to obtain trademark registration for one or more uses of the relevant mark both in the United States and in other territories which could have a material and adverse effect on our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Failure to comply with our obligations in our intellectual property licenses with third parties, could result in loss of license rights or other damages.

We are a party to a number of license agreements and expect to enter into additional license agreements in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license in whole or in part, terminate the exclusive nature of the license and/or sue us for breach, which could cause us to not be able to market any product that is covered by the licensed patents and may be subject to damages.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and product candidates could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, information processes and know-how. These types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, through agreements with our employees, consultants and third parties as well as confidentiality policies and audits, although these may not be successful in protecting our trade secrets and confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known, including through a potential cyber security breach, or may be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Risks Related to Collaborations and Other Transactions

We may not be successful in establishing and maintaining collaborations and entering into other transactions that leverage our capabilities in pursuit of developing and commercializing our product candidates and any such collaborations and transactions, if any, could result in financial results that differ from market expectations.

For each of our product candidates we plan to evaluate the merits of entering into collaboration arrangements with third parties, including leading biotechnology companies or non-governmental organizations. In July 2017, we entered into a collaboration agreement with Alligator pursuant to which Aptevo R&D and Alligator have been collaboratively developing ALG.APV-527, a first-in-class bispecific antibody candidate simultaneously targeting 4-1BB (CD137), a member of the TNFR superfamily of a co-stimulatory receptor found on activated T cells, and 5T4, a tumor antigen widely overexpressed in a number of different types of cancer. We intend to pursue collaboration arrangements with third parties that have particular technology, expertise or resources for the development or commercialization of our product candidates or for accessing particular markets. We face, and will continue to face, significant competition in seeking appropriate partners for our product candidates. If we are unable to identify partners whose capabilities complement and integrate well with ours and reach collaboration arrangements with such partners on a timely basis, on acceptable terms or at all, or if the arrangements we establish are unproductive for us, we may fail to meet our business objectives for the particular product candidate. Our ability to enter into such arrangements with respect to products in development that are subject to licenses may be limited by the terms of those licenses.

Our collaboration agreement with Alligator, or any collaboration agreement we may consider entering into, may not be successful and the success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborative partners. It is likely that our collaborative partners will have significant discretion in determining the efforts and resources that they will apply to these collaborations.

The risks that we are subject to in any of our collaborations include, among others:

- our collaborative partners may not commit adequate resources to the development, marketing and distribution of any collaboration products, limiting our potential revenues from these products;

- our collaborative partners may experience financial difficulties and may therefore be unable to meet their commitments to us;

- our collaborative partners may pursue a competing product candidate developed either independently or in collaboration with others, including our competitors; and,

- our collaborative partners may opt out of or terminate our relationship.

The failure of any of our current or future collaboration partners to perform as expected could place us at a competitive disadvantage and adversely affect us financially, including delay and increased costs of development, loss of market opportunities, lower than expected revenues and impairment of the value of the related product candidate. A loss of our collaboration agreement with Alligator would result in a burden of locating a replacement partner under potentially less favorable terms at an additional cost. Collaborations are a critical part of our business strategy, and any inability on our part to establish and successfully maintain such arrangements on terms favorable to us or to work successfully with our collaborative partners could have an adverse effect on our operations and financial performance. Due to the macroeconomic factors, we may experience delays in opportunities to develop our product candidates, due to financial and other impacts on potential partners.

In addition, in the normal course of business, the Company engages in discussions with third parties regarding possible strategic alliances, joint ventures, acquisitions, divestitures and business combinations to further develop or commercialize our product candidates. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given fiscal quarter or over the long term. Furthermore, efforts to engage in such transactions require varying levels of management resources, which may divert the Company's attention from other business operations. Any transactions we engage in could result in our financial results differing materially from market expectations.

Risks Related to Our Common Stock and General Risks

Our stock price is and may continue to be volatile.

Our stock price has fluctuated in the past and is likely to be volatile in the future. The stock market in general, and the market for biotechnology companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In particular, the stock market has experienced extreme volatility in recent months as a result of the geopolitical tension or political events, including the impact from the results of the war in Ukraine and Iran, the conflict in the Middle East and potential U.S. federal government shutdown, and macroeconomic conditions, including rising and fluctuating inflation, reduced consumer confidence, evolving healthcare policies and changing economic policies, such as tariffs. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control or unrelated to our operations, including, among others:

- investor perceptions or negative announcements by our competitors, suppliers, or partners regarding their own performance;

- the success of competitive products or technologies;

- the timing, expenses, and results of clinical and preclinical trials of our product candidates;

- announcements regarding clinical trial results and product introductions by us or our competitors;

- announcements of acquisitions, collaborations, financings or other transactions by us or our competitors;

- public concern as to the safety of our product candidates;

- termination or delay of a development program;

- the recruitment or departure of key personnel;

- actual or anticipated variations in our cash flows or results of operations;

- the operating and stock price performance of comparable companies;

- general industry and macroeconomic conditions, including domestic and global financial, economic, and geopolitical instability as well as political events such as a U.S. federal government shutdown and evolving healthcare policies;

- changes in earnings estimated by securities analysts or management, or our ability to meet those estimates;

- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites) and the amount and status of short interest in our common stock;

- our ability to continue as a going concern;

- estimated or actual sales of IXINITY by Medexus; and

- the other factors described in this "Risk Factors" section.

Biotechnology company stock prices have declined significantly in certain instances where companies have failed to obtain FDA or foreign regulatory authority approval of a product candidate or if the timing of FDA or foreign regulatory authority approval is delayed. If the FDA's or any foreign regulatory authority's response to any application for approval is delayed or not favorable for any of our product candidates, our stock price could decline significantly.

In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

We have in the past and may in the future be subject to short selling strategies that may drive down the market price of our common stock.

Short sellers have in the past and may attempt in the future to drive down the market price of our common stock. Short selling is the practice of selling securities that the seller does not own but may have borrowed with the intention of buying identical securities back at a later date. The short seller hopes to profit from a decline in the value of the securities between the time the securities are borrowed and the time they are replaced. As it is in the short seller's best interests for the price of the stock to decline, many short sellers (sometime known as "disclosed shorts") publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects to create negative market momentum. Although traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog (blogging) have allowed many disclosed shorts to publicly attack a company's credibility, strategy and veracity by means of so-called "research reports" that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, led to selling of shares in the market. Further, these short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S. and they are not subject to certification requirements imposed by the SEC. Accordingly, the opinions they express may be based on distortions, omissions or fabrications. Companies that are subject to unfavorable allegations, even if untrue, may have to expend a significant amount of resources to investigate such allegations and/or defend themselves, including shareholder suits against the company that may be prompted by such allegations. We may in the future be the subject of shareholder suits that we believe were prompted by allegations made by short sellers.

In the event that coverage under our directors' and officers' liability insurance is reduced or terminated as a result of an ownership change or otherwise, our indemnification obligations and limitations of our directors' and officers' liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our certificate of incorporation, and our by-laws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current, and future investigations and litigation. In order to reduce the risk of expense of these obligations, we maintain directors' and officers' liability insurance. A significant change in the Company's risk profile could increase the cost to us of our directors' and officers' liability insurance coverage or the coverage thereunder may be reduced or terminated in full. In the event that the coverage under our directors' and officers' liability insurance is reduced or terminated, we will be required to pay the expenses of indemnifying our current and former directors and officers in their defense of current and future investigations and litigation, which expenses may be significant. The increased costs to us of our directors' and officers' liability insurance coverage, or our indemnification obligations if our directors' and officers' liability insurance coverage is reduced or terminated, could result in the diversion of our financial resources, and may have a material adverse effect on our financial condition, results of operations and cash flows.

If we do not maintain effective internal controls, we may not be able to accurately report our financial results and our business could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. In the past, we were an emerging growth company and we currently are a non-accelerated filer and have availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. If we cease to be a non-accelerated filer and our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Investor perceptions of our company may suffer if material weaknesses are found, and this could cause a decline in the market price of our common stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could harm our operating results and reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

The public announcement of data from clinical trials or news of any developments related to our product pipeline may cause significant volatility in our stock price.

The announcement of data from clinical trials by us or our collaborative partners or news of any developments related to our key pipeline product candidates has in the past caused and may in the future cause significant volatility in our stock price. Furthermore, the announcement of any negative or unexpected data or the discontinuation of development of any of our key pipeline product candidates, or any delay in our anticipated timelines for filing for regulatory approval, could cause our stock price to decline significantly. There can be no assurance that data from clinical trials will support a filing for regulatory approval or even if approved, that any of our key pipeline products will become commercially successful.

Our common stock may be at risk for delisting from the Nasdaq Capital Market in the future if we do not maintain compliance with Nasdaq's continued listing requirements. Delisting could adversely affect the liquidity of our common stock and the market price of our common stock could decrease.

Our common stock is currently listed on the Nasdaq Capital Market LLC (Nasdaq) and on March 23, 2026, the sale price of our common stock on Nasdaq was $4.49 per share. On May 22, 2025, we received a letter from the Listing Qualifications Staff (the Staff) of Nasdaq indicating that, for the quarter ended March 31, 2025, we were not in compliance with Nasdaq Listing Rule 5550(b)(1) (the Stockholders' Equity Rule), which requires the Company to maintain a minimum of $2,500,000 in stockholders' equity for continued listing on Nasdaq. On July 1, 2025, we received a letter from the Staff confirming that we have regained compliance with the Stockholders' Rule. Our compliance with the Stockholders' Rule was evidenced by our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2025, which reported that, during the quarterly period ended June 30, 2025, we raised approximately $15.9 million of additional equity capital. As of December 31, 2025, our stockholders' equity was $17.4 million as reported in this Annual Report on Form 10-K and, as a result, we believe we are in compliance with the Stockholders' Equity Rule.

On December 29, 2025, we effected a reverse stock split of our common stock at the reverse split ratio of 1-for-18. Nasdaq requires that we maintain a minimum closing bid price of $1.00 per share, among other requirements. If the sale price of our common stock remains below $1.00 per share for 30 consecutive business days, the minimum closing bid price required by the continued listing requirements of Nasdaq Listing Rule 5550(a)(2) (the Bid Price Requirement), we would not be eligible for a 180-day cure period from Nasdaq to regain compliance with such requirement because we have conducted a reverse stock split in the past year and thus we would be immediately delisted.

Nasdaq has recently proposed a new rule change (the Proposed Rule) to adopt Nasdaq Listing Rules 5450(a)(3) and 5550(a)(6) that would permit the immediate suspension and delisting of a company listed on the Nasdaq Global Market and the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days (the Market Value Requirement). We have in the past and may in the future fail to meet the Market Value Requirement. Unlike most Nasdaq continued listing deficiencies, the Proposed Rule would allow suspension and delisting to take effect without a prior hearing and without any automatic stay in the event we fail to meet the Market Value Requirement. Although we could seek review of a delisting determination and appeal to the Nasdaq Listing and Hearing Review Council, our common stock would remain suspended from Nasdaq trading during that process and would generally trade in the over-the-counter market.

Your percentage of ownership in Aptevo may be diluted in the future.

In the future, your percentage ownership in Aptevo may be diluted because of equity issuances or securities convertible into equity for acquisitions, capital market transactions or otherwise, including, but not limited to, equity issuances under the ATM Agreement, the First SEPA, the Second SEPA, the Rights Agreement (as defined below) with Broadridge Corporate Issuer Solutions, Inc., upon the exercise of warrants issued in connection with our 2023, 2024 and 2025 registered offerings and equity awards to our directors, officers and employees. Our employees have options to purchase shares of our common stock and from time to time, we expect to issue additional options, restricted stock units, or other stock-based awards to our employees under our employee benefits plans.

In addition, our restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Provisions under Delaware law and in our restated certificate of incorporation, amended and restated by-laws and rights agreement may discourage acquisition proposals, delay a change in control or prevent transactions that stockholders may consider favorable.

Certain provisions in our restated certificate of incorporation and amended and restated by-laws, and under Delaware law, may discourage, delay, or prevent a merger, acquisition or other changes in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our incumbent directors and management.

These provisions include:

- the classification of our directors;

- limitations on the removal of directors;

- limitations on filling vacancies on the board;

- advance notice requirements for stockholder nominations of candidates for election to the Board of Directors and other proposals;

- the inability of stockholders to act by written consent;

- the inability of stockholders to call special meetings; and,

- the ability of our Board of Directors to designate the terms of and issue a new series of preferred stock without stockholder approval.

The affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal the above provisions of our certificate of incorporation. The affirmative vote of either a majority of the directors present at a meeting of our Board of Directors or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a corporation from engaging in a business combination with an interested stockholder, generally a person which, together with its affiliates, owns or within the last three years has owned 15% or more of the corporation's voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of us.

Moreover, we currently have a short-term stockholder Rights Agreement in effect. On October 30, 2025, we entered into amendment No. 5 to the Rights Agreement and extended the expiration of such agreement to October 29, 2026. This Rights Agreement could render more difficult, or discourage a merger, tender offer, or assumption of control of the Company that is not approved by our Board that some stockholders may consider favorable. The Rights Agreement, however, should not interfere with any merger, tender or exchange offer or other business combination approved by our Board. Nor does the Rights Agreement prevent our Board from considering any offer that it considers to be in the best interest of our stockholders.

Our by-laws include a forum selection clause, which may impact your ability to bring actions against us.

Subject to certain limitations, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws; or (d) any action asserting a claim governed by the internal affairs doctrine. In addition, our bylaws provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States against us, our officers, directors, employees or underwriters. These limitations on the forum in which stockholders may initiate action against us could create costs, inconvenience or otherwise adversely affect your ability to seek legal redress.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, a court may decline to enforce these exclusive forum provisions with respect to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders may not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the exclusive forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We may be subject to periodic litigation, which could result in losses or unexpected expenditure of time and resources.

From time to time, we may be called upon to defend ourselves against lawsuits relating to our business. Any litigation, regardless of its merits, could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome in any such proceedings could have an adverse impact on our business, financial condition and results of operations. If our stock price is volatile, we may become involved in securities class action lawsuits in the future.

A significant portion of our shares may be sold into the market at any time which could depress our stock price.

If our stockholders sell a substantial number of shares of our common stock in the public market, our market price could decline. Any such sales or perception that such sales may occur could decrease the market price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

The Company's Board of Directors (the Board) is responsible for overseeing the Company's risk management program and cybersecurity is a critical element of this program. Management is responsible for the day-to-day administration of the Company's risk management program and its cybersecurity policies, processes, and practices. The Company's cybersecurity policies, standards, processes, and practices are based on recognized frameworks established by the National Institute of Standards and Technology (NIST) and are included in the Company's overall risk management system and processes. In general, the Company seeks to address material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of the Company's information systems or the information that the Company collects and stores, by assessing, identifying and managing cybersecurity issues as they occur.

<u>Cybersecurity Risk Management and Strategy</u>

The Company's cybersecurity risk management strategy focuses on several areas:

- **Identification and Reporting:** The Company has information security and risk management policies and procedures designed to properly identify, classify and escalate certain cybersecurity incidents to provide management visibility and obtain direction from management as to the public disclosure and reporting of incidents in a timely manner.

- **Technical Safeguards:** The Company implements technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as outside audits and certifications. Additionally, the Company leverages an industry standard Endpoint Detection and Response (EDR) tool to manage and monitor endpoint security for laptops and servers including scanning and monitoring of vulnerabilities. Further, the Company has mandated multi-factor authentication for all employees in addition to periodic security and phishing training and awareness.

  In 2023, the Company engaged an independent assessor to assess the maturity of its cybersecurity program against the NIST Cybersecurity Framework (NIST CSF). The results of the NIST CSF maturity assessment laid the roadmap for the cyber initiatives conducted in 2023 and future. Further, a third-party conducted an external and internal penetration test, performed a dark web scan for any Aptevo private and confidential data and assessed Aptevo's cloud security configuration posture. All critical and high-risk findings from that assessment were addressed in 2023.

- **Incident Response and Recovery Planning:** The Company has established and maintains security incident response and disaster recovery plans designed to address the Company's response to a cybersecurity incident.

- **Third-Party Risk Management:** The Company leverages third-party vendors to house critical clinical trial data. These vendors are required to be GxP compliant which entails strong cybersecurity controls that are validated by a third-party auditor. Furthermore, the Company has begun performing security risk assessments prior to on-boarding new significant vendors.

- **Education and Awareness:** The Company provides regular, mandatory training for all levels of employees regarding cybersecurity threats as a means to equip the Company's employees with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes, and practices.

Governance

The Board has designated the Audit Committee as the governing committee for the oversight of the Company's material IT cybersecurity risks. The Audit Committee reviews cybersecurity risks through quarterly updates, and the committee monitors the status of ongoing projects to strengthen existing information security controls and practices and mitigate the potential risk of cybersecurity incidents. Quarterly, the Company's Chief Financial Officer (CFO), with support from IT consulting services, presents on material cybersecurity risks and their accompanying mitigation and remediation strategies to the Audit Committee.

The IT consultant and CFO are key management roles responsible for assessing and managing material risks from cybersecurity threats. The IT consultant reports to the CFO and is responsible for implementing and maintaining the enterprise cybersecurity organization. The IT consultant has over 20 years of experience in Information Security and Cybersecurity for public and private institutions in the pharmaceutical, insurance, manufacturing, healthcare, and non-profit industries. The CFO also brings over 20 years of experience with a focus on small to mid-size public companies in the life science and technology fields.

The IT consultant, in coordination with senior management including the CFO, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with the Company's incident response and recovery plans. The IT consultant and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Item 2. Properties.

We lease our headquarters office and laboratory space in Seattle, Washington. The Seattle facility is approximately 48,000 square feet and the lease for the Seattle facility expires in April 2030.

Item 3. Legal Proceedings.

We may from time to time be named as a party to legal claims, actions and complaints, including matters involving employment claims, our intellectual property or other third-party claims. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition, or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has been listed on The Nasdaq Capital Market under the symbol "APVO" since October 18, 2019, and was listed on The Nasdaq Global Market from August 1, 2016 to October 17, 2019.

Holders of Common Stock

As of March 26, 2026, we had 1,181,725 shares of common stock outstanding held by 2 holders of record of our common stock. The number of record holders does not include stockholders who are beneficial owners but whose shares are held in "street name" by brokers and other nominees or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories. We have never declared or paid any cash dividends and do not anticipate declaring or paying cash dividends for the foreseeable future.

Dividend Policy

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

Recent Sales of Unregistered Securities

See our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K for information regarding our unregistered equity securities during the year ended December 31, 2025.

Issuer Purchases of Equity Securities

We did not repurchase any shares of our common stock during the year ended December 31, 2025.

Item 6. Climate-Related Disclosure.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) together with the consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K. MD&A contains forward-looking statements that are subject to risks and uncertainties, such as those set forth in the sections of this Annual Report on Form 10-K captioned "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere. As a result, our actual results may differ materially from those anticipated in these forward-looking statements.

<p align="center"><u>Overview</u></p>

We are a clinical-stage, research and development biotechnology company focused on developing novel immunotherapy candidates for the treatment of different forms of cancer. We have developed two versatile and enabling platform technologies for rational design of precision immune modulatory drugs and have two clinical candidates and six preclinical candidates currently in development. Clinical candidate mipletamig is a CD123xCD3 T cell engager currently being clinically evaluated in the RAINIER trail, part one of a Phase 1b/2 program initiated in August 2024 for the treatment of frontline acute myelogenous leukemia (AML) in combination with standard of care venetoclax + azacitidine. Clinical candidate ALG.APV-527 targets 4-1BB (co-stimulatory receptor) and 5T4 (tumor antigen). The compound is designed to reactivate antigen-primed T cells to specifically kill tumor cells and is currently being evaluated for the treatment of multiple solid tumor types.

Along with our clinical candidates, the preclinical candidates, APVO603 and APVO711, were also developed using our ADAPTIR® protein technology platform. Our preclinical candidates APVO442, APVO455, APVO451 and APVO452 were developed using our ADAPTIR-FLEX® protein technology platform. We wholly own both platforms which enable us to efficiently design and create new molecules, supporting our pipeline growth. Based on the safety and tolerability results from mipletamig, which utilizes a unique CRIS-7 binding domain, the Company has built out its CD3 engaging portfolio to five molecules.

Our ADAPTIR and ADAPTIR-FLEX platforms are designed to generate monospecific and multi-specific antibody candidates capable of enhancing the human immune system against cancer cells. Both are modular platforms, which gives us the flexibility to potentially generate immunotherapeutic candidates with a variety of mechanisms of action. This flexibility in design allows us to generate novel therapeutic candidates that may provide effective strategies against difficult to treat, as well as advanced forms of cancer. We have successfully designed and constructed numerous clinical-stage product candidates based on our ADAPTIR platform, which is designed to generate monospecific and bispecific immunotherapeutic proteins that specifically bind to one or more targets. This allows for the development of therapeutic molecules which may have structural and functional advantages over monoclonal antibodies. We have also developed a preclinical candidate based on the ADAPTIR-FLEX platform which is advancing in our pipeline. The structural differences of ADAPTIR and ADAPTIR FLEX molecules over monoclonal antibodies allow for the development of immunotherapies that are designed to engage immune effector cells and disease targets to produce signaling responses that modulate the immune system to kill tumor cells. We believe we are skilled at candidate generation, validation, and subsequent preclinical and clinical development.

Recent Developments

- **Mipletamig Clinical Performance:** Mipletaming in triplet combination therapy continues to outperform standard of care ven/aza1 in unfit frontline patients with acute myeloid leukemia (AML). This further validates a differentiated safety profile, including no cytokine release syndrome in frontline patients; suggesting it is additive to the current standard of care.

- **Expanded CD3 portfolio**: the addition of three new multispecific candidates, leveraging the Company's proprietary application of its differentiated CRIS7-derived CD3 binding domain, including the introduction of its first two trispecific assets:

  o   These additions emphasize the breadth and modularity of the ADAPTIR and ADAPTIR-FLEX platforms and position the Company to address a wider range of tumor targets and combination strategies across immune-oncology.

- **Strengthened Financial Capacity**: In 2026, the Company established a $60 million equity line facility, providing additional access to capital, subject to market conditions and the Company's capital deployment strategy. If fully utilized, this facility, together with current resources, is expected to support operations into 2029.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

For the year ended December 31, 2025, we had net loss of $26.0 million compared to $24.1 million net loss for the same period in 2024. As of December 31, 2025, we had $21.6 million in cash and cash equivalents.

Research and Development Expenses

We expense research and development costs as incurred. These expenses relate primarily to conducting non-clinical studies and clinical trials, fees to professional service providers for analytical testing, independent monitoring or other administration of our clinical trials and obtaining and evaluating data from our clinical trials and non-clinical studies. Our research and development expenses include:

- employee salaries and related expenses, including stock-based compensation and benefits for our employees involved in our drug discovery and development activities;

- consulting costs related to our clinical and preclinical programs;

- external research and development expense incurred under agreements with third-party contract research organizations (CROs) and investigative sites;

- 50% shared costs incurred under the Collaboration Agreement with Alligator Bioscience;

- manufacturing services and material expense for third-party manufacturing; and

- overhead costs such as rent, utilities and depreciation.

We expect our research and development spending will be dependent upon such factors as the results from our clinical trials, the availability of reimbursement of research and development spending, the number of product candidates under development, the size, structure and duration of any clinical programs that we may initiate, and the costs associated with manufacturing our product candidates on a large-scale basis for later stage clinical trials. We may experience interruption of key clinical trial activities, such as site initiation, patient enrollment and clinical trial site monitoring, and key non-clinical activities due to a variety of risk factors, including macroeconomic conditions. While a number of our programs are still in the preclinical trial phase, we do not provide a breakdown of the initial associated expenses as we are often evaluating multiple product candidates simultaneously. Costs are reported in preclinical research and discovery until the program enters the clinic.

Our research and development expenses by program for the years ended December 31, 2025 and 2024 are shown in the following table:

(in thousands)	For the Year Ended December 31,	
	2025	2024
Clinical programs:		
Mipletamig	$ 6,579	$ 3,835
ALG.APV-527	477	2,612
Total clinical programs	$ 7,056	$ 6,447
Preclinical program, general research and discovery	$ 7,484	$ 7,931
Total	$ 14,540	$ 14,378

Research and development expenses was $14.5 million and $14.4 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to increased mipletamig and employee costs and was offset by lower costs on ALG.APV- 527 as we concluded the dose escalation trial.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs and professional fees in support of our executive, business development, finance, accounting, information technology, legal and human resource functions. Other costs include facility costs not otherwise included in research and development expenses.

For the year ended December 31, 2025, general and administrative expenses increased by $1.6 million, to $11.8 million from $10.2 million for the year ended December 31, 2024. The increase was primarily due to higher employee, consulting, and legal costs.

Other Income, Net

Other income, net was $0.3 million for the year ended December 31, 2025 and other income, net was $0.5 million for the year ended December 31, 2024. The change in other income, net was primarily due to lower interest and rental income.

Liquidity and Capital Resources

Cash Flows

The following table provides information regarding our cash flows for years ended December 31, 2025 and 2024:

(in thousands)	For the Year Ended December 31,	
	2025	2024
Net cash provided by (used in):		
Operating activities	$ (25,592)	$ (23,785)
Investing activities	—	—
Financing activities	38,497	15,595
Net increase (decrease) in cash and cash equivalents	$ 12,905	$ (8,190)

Net cash used in operating activities for the year ended December 31, 2025, was primarily due to our net operating loss of $26.0 million and changes in our working capital accounts. Net cash used in operating activities for the year ended December 31, 2024, was primarily due to our net operating loss of $24.1 million and changes in our working capital accounts.

Net cash provided by financing activities for the year ended December 31, 2025 was primarily due to the $37.9 million net proceeds received from the issuance of common stock and $0.6 million net proceeds from the exercise of common warrants. Net cash provided by financing activities for the year ended December 31, 2024 was primarily due to the $8.9 million net proceeds received from the issuance of common stock and $6.7 million net proceeds received from the exercise of common warrants.

Sources of Liquidity

Standby Equity Purchase Agreement

On June 16, 2025, we entered into the First SEPA with Yorkville. Pursuant to the First SEPA, the Company has the right, but not the obligation, to issue and sell to Yorkville from time to time up to $25.0 million (the First Commitment Amount) of the Company's common stock during the 36 months following the execution of the First SEPA, subject to the restrictions and satisfaction of the conditions in the First SEPA. As consideration for Yorkville's irrevocable commitment to purchase the shares of common stock up to the First Commitment Amount, the Company paid a structuring fee in the amount of $25,000 to Yorkville, and the Company has agreed to pay a commitment fee to Yorkville in an amount equal to 2.00% of the First Commitment Amount in five equal installments. Pursuant to the First SEPA, we will not sell shares of our common stock to Yorkville that would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) exceeding 9.99% of our then outstanding common stock. For the year ended December 31, 2025, the Company issued 0.5 million shares of common stock to Yorkville under the First SEPA for aggregate gross proceeds of $16.3 million. As of December 31, 2025, the remaining availability under the First SEPA is $8.7 million. We filed Form S-1 for 6.9 million shares under the SEPA on October 1, 2025. A subsequent Form S-1 may be needed to access additional shares under First SEPA.

On January 8, 2026, we entered into the Second SEPA with Yorkville, pursuant to which the Company has the right, but not the obligation, to issue and sell to Yorkville from time to time up to $60.0 million (the Second Commitment Amount) of our common stock during the 36 months following the execution of the Second SEPA, subject to the restrictions and satisfaction of the conditions in the Second SEPA. The Company paid a structuring fee in the amount of $25,000 to Yorkville, and the Company has agreed to pay a commitment fee to Yorkville in an amount equal to 2.00% of the Second Commitment Amount in five equal installments. The Company has the option to pay the fourth and fifth installments in either cash or shares of common stock. Pursuant to the Second SEPA, we will not sell shares of our common stock to Yorkville that would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) exceeding 9.99% of our then outstanding common stock. We filed Form S-1 for 7.1 million shares under the Second SEPA agreement on January 28, 2026, which represents approximately $32.6 million based on the closing price as of March 23, 2026.

At The Market Offering Agreement

On April 28, 2025, we entered the ATM Agreement with Roth , pursuant to which the Company may offer and sell up to $50 million of its common stock from time to time through Roth. The compensation to Roth for the shares sold pursuant to the ATM Agreement will be an amount equal to 3.0% of the gross sales price of the shares sold under the ATM Agreement. The sale of such shares of common stock by Roth will be effected under the Company's existing shelf Registration Statement on Form S-3, which was declared effective on February 26, 2025 (the Registration Statement). For the year ended December 31, 2025, we issued 0.3 million shares of our common stock at an average price of $38.92 per share under the ATM Agreement. We received $11.8 million, less issuance costs of $0.35 million, in proceeds from the issuance of these shares. There is currently no remaining availability under the ATM Agreement due to the limitations of General Instruction I.B.6.

Registration Statement

On February 14, 2025, we filed a Registration Statement on Form S-3 covering the offering, issuance, and sale up to $100 million in common stock, preferred stock, and various series of debt securities and/or warrants to purchase any of such securities, which included the unsold securities from the prior registration statement. On June 20, 2025, we filed the latest amendment to the prospectus supplement to the Registration Statement on Form S-3 filed on February 14, 2025 pursuant to General Instruction I.B.6 of Form S-3 (General Instruction I.B.6), which updates the amount of shares that we are eligible to sell under the ATM Agreement to $8.0 million. So long as the aggregate market value of our common stock held by non-affiliates is less than $75 million, we will not sell shares under the ATM Agreement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period due to the limitations of General Instruction I.B.6 of Form S-3 and the current public float of our common stock. If our public float increases such that we may sell additional amounts under the ATM Agreement and the prospectus, we will file another amendment to the prospectus supplement prior to making additional sales. The limitations of General Instruction I.B.6 do not apply to sales of our shares under the First SEPA and the Second SEPA as the sales of such shares were registered under separate registration statements on Form S-1.

Common Warrants

We have an aggregate of 676,968 common warrants outstanding for which we may receive up to an additional $19.8 million in gross proceeds if exercised. The following is a summary of outstanding common warrants as of December 31, 2025:

	Warrants Outstanding	Exercise Price	Proceeds if Exercised (in thousands)
2023 Common Warrants	3	$136,555.20 - 363,369.60	$ 636
2024 Common Warrants	4,645	428.40 - 17,982.00	2,332
2025 April Common Warrants	9,812	428.40	4,203
2025 June Common Warrants	662,508	19.01	12,594
Total	676,968		$ 19,765

IXINITY Milestone Payments

On February 28, 2020, Aptevo entered into the LLC Purchase Agreement with Medexus, pursuant to which we sold all of the issued and outstanding limited liability company interests of Aptevo BioTherapeutics LLC, a wholly owned subsidiary of Aptevo. On March 29, 2023, we entered into and closed a Purchase Agreement with XOMA pursuant to which we sold to XOMA our right, title, and interest to all future deferred payments from Medexus and a portion of potential milestones. As consideration, we received $9.6 million at closing from XOMA and an additional $0.05 million post-closing payment. Aptevo continues to be eligible to receive up to $5.8 million in milestone payments from Medexus upon achievement of certain regulatory and IXINITY net sales threshold.

Liquidity

We have financed our operations to date primarily through royalty and purchase agreements with various partners, sale of business products and segments, public offerings of our common stock, loan proceeds, milestone payments, research and development funding from strategic partners, revenue generated from our previously owned commercial products, and funds received at the date of our spin-off from Emergent. We had cash and cash equivalents of $21.6 million and an accumulated deficit of $275.1 million as of December 31, 2025.

For the year ended December 31, 2025, net cash used in our operating activities was $25.6 million. For the year ended December 31, 2025, we received $38.5 million in proceeds through various equity offerings.

Our future success is dependent on our ability to develop our product candidates and our ability to raise capital on acceptable terms. We anticipate that we will continue to incur significant operating losses for the next several years as we incur expenses to continue to execute on our development strategy to advance our preclinical and clinical stage assets. We will not generate revenues from our development stage product candidates unless and/or until we or our collaborators successfully complete development and obtain regulatory approval for such product candidates, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for one of our development stage product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution, to the extent that such costs are not paid by collaborators. We may not have sufficient cash to complete the clinical development of any of our development stage product candidates and may require additional funding in order to complete the development activities required for regulatory approval of such product candidates. We may require substantial additional funds to continue our development programs and to fulfill our planned operating goals.

We may experience delays in opportunities to partner our product candidates, due to financial and other impacts on potential partners. Additionally, we may experience potential impacts on our future milestones from Medexus due to effects of macroeconomic impacts, including, but not limited to, bank failure, and the rising and fluctuating inflation, which may impact Medexus' ability to continue to successfully commercialize the IXINITY businesses.

There are numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical products. Accordingly, our future funding requirements may vary from our current expectations and will depend on many factors, including, but not limited to:

- our ability to raise additional capital when needed or on acceptable terms;
- future profitability given our historical losses;
- our ability to maintain compliance with Nasdaq's continued listing requirements;

- our ability to attract, motivate and retain key personnel;

- the timing of, and the costs involved in, completing our clinical trials, and obtaining regulatory approvals for our product candidates;

- our ability to obtain regulatory clearance to commence clinical trials for product candidates;

- our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

- the effects of macroeconomic conditions, including rising and fluctuating inflation and supply chain constraints as well as political events such as a U.S. federal government shutdown, evolving healthcare policies, and military actions;

- our ability to successfully develop our ADAPTIR or ADAPTIR-FLEX platforms;

- the results of our current and planned preclinical studies and clinical trials;

- the scope, progress, results, and costs of researching and developing our product candidates, and of conducting preclinical and clinical trials, including whether clinical trial results will be consistent with the past data;

- our reliance on third parties to effectively conduct our clinical and non-clinical trials, and to effectively carry out their contractual duties, comply with regulatory requirements or meet expected deadlines;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

- the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales, and distribution costs; and

- the timing, receipt and amount of any milestone payments from Medexus with respect to IXINITY; and

- our ability to continue as a going concern.

If we are unable to raise substantial additional capital in the next year, whether on terms that are acceptable to us or at all, then we may be required to:

- delay, limit, reduce or terminate our clinical trials or other development activities for one or more of our product candidates; and/or,

- delay, limit, reduce or terminate our establishment of other activities that may be necessary to commercialize our product candidates, if approved.

The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock or through credit facilities, these securities and/or the loans under credit facilities could provide for rights senior to those of our common stock and could contain covenants that would restrict our operations. Our results of operations will be highly dependent on our research and development spending. When considered in aggregate, these factors raise substantial doubt about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. We also expect to seek additional funds through arrangements with collaborators, licensees or other third parties. These arrangements would generally require us to relinquish or encumber rights to some of our technologies or drug candidates, and we may not be able to enter into such arrangements on acceptable terms, if at all. Due to the macroeconomic factors, we may experience delays in clinical trials and non-clinical work, and opportunities to partner our product candidates, due to financial and other impacts on potential partners.

Contractual Obligations

We have an operating lease related to our office and laboratory space in Seattle, Washington. This lease was amended in March 2019 to extend the term of the amended lease through April 2030 and provided two options to extend the lease term, each by five years, as well as a one-time option to terminate the lease in April 2023, with nine months' notice, or by July 2022. On May 26, 2022, we further amended our office and laboratory lease to remove the one-time termination option in April 2023. In exchange for removing the termination option, we received six months of free rent. As a result, we recorded an additional $4.4 million of lease liability and right-of-use asset on the consolidated balance sheet in May 2022.

We have a non-exclusive Commercial Platform License Agreement with OMT (OMT License Agreement) for certain transgenic rodents of OMT's OmniAb platform. Our OMT License Agreement obligates us to make milestone and royalty payments upon achievement of certain regulatory approvals and commercialization of our product candidates. mipletamig and APVO603 are the product candidates currently subject to this agreement. Pursuant to our agreement, we are required to make a $2.0 million milestone payment upon dosing the first patient in our Phase 2 clinical trial of mipletamig.

Our principal commitments include obligations under vendor contracts to purchase research services and other purchase commitments with our vendors. In the normal course of business, we enter into services agreements with contract research organizations, contract manufacturing organizations and other third parties. Generally, these agreements provide for termination upon notice, with specified amounts due upon termination based on the timing of termination and the terms of the agreement. The actual amounts and timing of payments under these agreements are uncertain and contingent upon the initiation and completion of the services to be provided.

Critical Accounting Policies, and Significant Judgments, and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other factors. Although we believe that our judgments and estimates are appropriate, actual results may differ materially from our estimates and changes in these estimates are recorded when known. An accounting policy is considered critical if it is important to a company's financial condition and results of operations and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application.

While our significant accounting policies are more fully described in Note 1 to our audited consolidated financial statements appearing elsewhere in this report, we believe the following accounting policies are the most critical to the judgments and estimates we use in the preparation of our consolidated financial statements.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development costs primarily consist of internal labor costs, fees paid to outside service providers, 50% shared costs incurred under the Collaboration Agreement with Alligator Bioscience, and the costs of materials used in clinical trials and research and development. Other research and development expenses include facility, maintenance, and related support expenses.

A substantial portion of our preclinical studies and all of our clinical studies have been performed by third-party contract research organizations (CRO). We review the activities performed by the CROs each period. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical study expenses, the significant factors used in estimating accruals include the number of enrolled patients visit at each site to date. Our estimates are highly dependent upon the timeliness and accuracy of the data provided by our CROs and data updated by our clinical sites in the electronic data center regarding the status of each program and total program spending and adjustments are made when deemed necessary.

Stock-Based Compensation

Under ASC 718, *Compensation—Stock-based Compensation*, we measure and recognize compensation expense for restricted stock units (RSUs), and stock options granted to our employees and directors based as of the fair value of the awards on the date of grant. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model that requires management to apply judgment and make estimates, including:

- the expected term of the stock option award, which we calculate using the simplified method, as permitted by the SEC Staff Accounting Bulletin No. 110, *Share-Based Payment*, as we have insufficient historical information regarding our stock options to provide a basis for an estimate;

- the expected volatility of our underlying common stock, which we estimate based on our own historical and implied future volatility;

- the risk-free interest rate, which we based on the yield curve of U.S. Treasury securities with periods commensurate with the expected term of the options being valued;

- the expected dividend yield, which we estimate to be zero based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends; and

- the fair value of our common stock on the date of grant.

Stock-based compensation expense for RSUs, and stock options is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. We are required to estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our equity award plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and expectations of future option exercise behavior.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act, and are not required to provide the information required under this item.

<u>**Index to Consolidated Financial Statements**</u>

Item 8. Financial Statements and Supplementary Data

APTEVO THERAPEUTICS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Aptevo Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptevo Therapeutics Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, cash flows, and changes in stockholders' equity for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

Seattle, Washington
March 26, 2026

We have served as the Company's auditor since 2020.

Aptevo Therapeutics Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,619	$ 8,714
Prepaid expenses and other current assets	1,462	1,945
Total current assets	23,081	10,659
Property and equipment, net	303	543
Operating lease right-of-use asset	3,810	4,389
Total assets	$ 27,194	$ 15,591
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 877	$ 1,242
Accrued expenses and other current liabilities	4,307	4,197
Operating lease liability, current portion	866	768
Total current liabilities	6,050	6,207
Operating lease liability, net of current portion	3,763	4,629
Total liabilities	9,813	10,836
Stockholders' equity:		
Preferred stock: $0.001 par value; 15,000,000 shares authorized, zero shares issued or outstanding	—	—
Common stock: $0.001 par value; 500,000,000 shares authorized; 997,830 and 4,051 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	114	84
Additional paid-in capital	292,382	252,248
Accumulated deficit	(275,115)	(247,577)
Total stockholders' equity	17,381	4,755
Total liabilities and stockholders' equity	$ 27,194	$ 15,591

The accompanying notes are an integral part of these consolidated financial statements.

Aptevo Therapeutics Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	For the Year Ended December 31,			
	2025		2024	
Operating expenses:				
Research and development	$	(14,540)	$	(14,378)
General and administrative		(11,772)		(10,224)
Loss from operations		(26,312)		(24,602)
Other income:				
Other income, net		345		472
Net loss	$	(25,967)	$	(24,130)
Dividend attributable to down round feature of warrants		(1,571)		—
Net loss attributable to common stockholders	$	(27,538)	$	(24,130)
Basic and diluted net loss per share:	$	(87.27)	$	(31,460.23)
Shares used in calculation:		315,535		767

The accompanying notes are an integral part of these consolidated financial statements.

Aptevo Therapeutics Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | For the Year Ended December 31, | |
	2025	2024
Operating Activities		
Net loss	$ (25,967)	$ (24,130)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	96	1,069
Non-cash lease expense	1,089	1,100
Depreciation and amortization	240	352
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	483	217
Accounts payable, accrued compensation, accrued expenses and other current liabilities, and short-term operating lease	(157)	(1,017)
Operating lease liability	(1,376)	(1,376)
Net cash used in operating activities	(25,592)	(23,785)
Investing Activities		
Net cash from investing activities	—	—
Financing Activities		
Value of equity awards withheld for tax liability	—	(1)
Proceeds from exercise of common warrants, net of issuance costs	557	5,563
Proceeds from issuance of common stock, pre-funded warrants exercise, and common warrants exercise, net of issuance costs	37,940	10,036
Payments in lieu of fractional shares	—	(3)
Net cash provided by financing activities	38,497	15,595
Increase (decrease) in cash and cash equivalents	12,905	(8,190)
Cash and cash equivalents at beginning of period	8,714	16,904
Cash and cash equivalents at end of period	$ 21,619	$ 8,714
Supplemental Cash Flow Information		
Warrant modification - incremental value	$ 586	$ 472
Dividend attributable to down round feature of warrants	1,571	—
Fair value of December 2024 inducement transaction common warrants	$ —	$ 7,331

The accompanying notes are an integral part of these consolidated financial statements.

Aptevo Therapeutics Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2023	33	$ 61	$ 235,607	$ (223,447)	12,221
Common stock issued upon vesting of restricted stock units and exercised stock options	—	—	(1)	—	(1)
Payment in lieu of fractional shares [1]	—	—	(3)	—	(3)
Issuance of common stock net of issuance cost [2]	1,731	22	9,542	—	9,564
Warrant inducement, net of issuance cost		1	5,562		5,563
Warrant modification - incremental fair value	2,287	—	472	—	472
Stock-based compensation	—	—	1,069	—	1,069
Net loss for the period	—	—	—	(24,130)	(24,130)
Balance at December 31, 2024	4,051	$ 84	$ 252,248	$ (247,577)	$ 4,755
Payment in lieu of fractional shares [1]	(39)	—	—	—	—
Issuance of common stock net of issuance cost [3]	993,818	30	38,467	—	38,497
Stock-based compensation	—	—	96	—	96
Dividend attributable to down round feature of warrants	—	—	1,571	(1,571)	—
Net loss for the period	—	—	—	(25,967)	(25,967)
Balance at December 31, 2025	997,830	$ 114	$ 292,382	$ (275,115)	$ 17,381

(1) Payments were made in lieu of fractional shares in connection with the reverse stock splits occurred in 2024 and 2025.

(2) Includes gross proceeds of $11.5 million less issuance costs of $1.9 million, which includes $0.5 million warrant modification incremental fair value.

(3) Includes gross proceeds of $39.4 million less issuance costs of $0.9 million.

The accompanying notes are an integral part of these consolidated financial statements.

Aptevo Therapeutics Inc.
Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Organization and Liquidity

Aptevo Therapeutics Inc. (Aptevo, we, us, or the Company) is a clinical-stage, research and development biotechnology company focused on developing novel immunotherapy candidates for the treatment of different forms of cancer. We have developed two versatile and enabling platform technologies for rational design of precision immune modulatory drugs and have two clinical candidates and six preclinical candidates currently in development. Clinical candidate mipletamig is a CD123xCD3 T cell engager that is currently being evaluated in the RAINIER study, a Phase 1b/2 program evaluating mipletamig in combination with standard of care venetoclax + azacitidine for the treatment of frontline acute myelogenous leukemia (AML) patients who are unfit for intensive chemotherapy. The ongoing Phase 1b trial was initiated in August 2024. Clinical candidate ALG.APV-527 targets 4-1BB (co-stimulatory receptor) and 5T4 (tumor antigen). The compound is designed to reactivate antigen-primed T cells to specifically kill tumor cells and was most recently evaluated in a Phase 1 clinical trial for the treatment of multiple solid tumor types likely to express 5T4.

We are currently trading on the Nasdaq Capital Market under the symbol "APVO."

The accompanying consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets, and satisfaction of liabilities, and commitments in the normal course of business. For the year ended December 31, 2025, we had net loss of $26.0 million. We had an accumulated deficit of $275.1 million as of December 31, 2025. For the year ended December 31, 2025, net cash used in our operating activities was $25.6 million. We have suffered recurring losses from operations and negative cash flows from operating activities. When considered in aggregate, these factors raise substantial doubt about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. For the year ended December 31, 2025, we received $38.5 million in proceeds through various equity offerings. In addition, during the subsequent events period, we sold 0.09 million shares under the First SEPA at an average price of $6.56 per share and raised $0.6 million in net proceeds. We sold 0.1 million shares under the Second SEPA at an average price of $5.85 per share and raised $0.6 million net proceeds. We will need to raise additional funds to support our operating and capital needs in addition to our existing cash resources, cash to be generated from future milestones related to IXINITY sales and regulatory approvals achieved by Medexus Pharmaceuticals (Medexus), sale of common stock under the First SEPA and the Second SEPA, and exercise of warrants. We may choose to raise additional funds to support our operating and capital needs in the future.

We continue to face significant challenges and uncertainties and, as a result, our available capital resources may be consumed more rapidly than currently expected due to: (a) changes we may make to the business that affect ongoing operating expenses; (b) changes we may make in our business strategy; (c) changes we may make in our research and development spending plans; (d) whether and to what extent potential milestones are received from Medexus with respect to IXINITY; (e) macroeconomic conditions such as rising inflation, potential trade war, and other costs as well as political events such as a U.S. federal government shutdown, evolving healthcare policies, and military actions; and (f) other items affecting our forecasted level of expenditures and use of cash resources. We may attempt to obtain other public or private financing, collaborative or licensing arrangements with strategic partners, or through credit lines or other debt financing sources to increase the funds available to fund operations. However, we may not be able to secure such funding in a timely manner or on favorable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration, licensing, or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. Without additional funds, we may be forced to delay, scale back, or eliminate some of our research and development activities or other operations and potentially delay product development in an effort to provide sufficient funds to continue our operations. If any of these events occur, our ability to achieve our development goals may be adversely affected. Given the continuing global economic and geopolitical climate, including stock market volatility and potential trade war, we may experience delays or difficulties in the financing environment and raising capital due to economic uncertainty.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). These consolidated financial statements include all adjustments, which include normal recurring adjustments, necessary for the fair presentation of the Company's financial position.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and changes in these estimates are recorded when known.

The consolidated financial statements include the accounts of the Company and our wholly owned subsidiary, Aptevo Research and Development LLC. All intercompany balances and transactions have been eliminated.

Reclassification

Certain amounts in the accompanying consolidated financial statements were reclassified to conform to the current period presentation. There has been no impact on previously reported net loss or stockholders' equity from such reclassification.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, clinical accruals, useful lives of equipment, commitments and contingencies, stock-based compensation, fair value used for common warrant valuation and incremental borrowing rate (IBR) used for our lease. Given the global economic and geopolitical climate, these estimates are becoming more challenging, and actual results could differ materially from those estimates.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity of 90 days or less at the date of purchase and include time deposits and investments in money market funds with commercial banks and financial institutions.

Prepaid Expenses and Other Current Assets

We record prepaid expenses and other current assets made in advance for goods or services to be received in the future. Our prepaid expenses primarily relate to prepaid clinical deposits and other corporate deposits. Such amounts are expensed over the period in which the related goods or services are received. Management applies judgment in determining the appropriate period over which prepaid expenses are expensed, based on the expected pattern of benefit.

Concentrations of Credit Risk

Financial instruments that potentially subject Aptevo to concentrations of credit risk consist primarily of cash and cash equivalents. Aptevo places its cash and cash equivalents with high quality financial institutions and may maintain cash balances in excess of insured limits. Management believes that the financial risks associated with its cash and cash equivalents are minimal.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Furniture and equipment	7-10 years
Software and hardware	3-5 years or product life
Leasehold improvements	Lesser of the asset life or the remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Leases

We determine if an arrangement is a lease at inception date. Leases are to be classified as finance or operating leases at the lease commencement date, which affects the classification of expense recognition in the consolidated statement of operations. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments, as agreed to in the lease. Operating lease liabilities and the corresponding right-of-use assets are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. An operating right-of-use asset is measured as the amount of the initial measurement of the lease liability, adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentive received, unamortized initial direct costs, and any impairment of the right-of-use asset. The initial measurement of the lease liabilities and right-to-use assets of finance leases is the same as for operating leases. We include options to extend the lease and certain termination options in our lease liability and right-of-use asset when it is reasonably certain that we will exercise those options.

As our existing leases do not contain an implicit interest rate, we estimate our IBR based on information available at commencement date in determining the present value of future payments. Due to the significant judgment involved and the complex analysis needed to determine this discount rate, we engaged a third-party valuation specialist to advise us in our determination of our IBR for the initial adoption of the standard and subsequent amendment of our office lease.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as part of our selling, general and administrative expenses and our research and development expenses on our consolidated statements of operations. Lease expense for financing leases consists of amortization of the right-of-use asset and interest on the lease liability as part of our research and development expenses on our consolidated statements of operations.

Accrued Expenses and Other Current Liabilities

We record clinical accruals for estimated costs of research, preclinical studies, and preclinical trials, which are a significant component of our research and development expenses. Management uses judgment and estimates when determining these costs. Completed patient visits and other invoiceable costs are accrued monthly after review and validation by the appropriate internal teams. The process involves reviewing respective agreements, documentation provided by the CRO, data provided by the clinical sites, along with the timing of the clinical activities, and payment history from prior periods. Depending on the time of payments and the status of documentation, our clinical accruals may vary from one period to the next.

Fair Value of Financial Instruments

We measure and record cash equivalents at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of our short-term financial instruments, which include cash and cash equivalents and accounts payable, approximate their fair value due to their short maturities.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development costs primarily consist of internal labor costs, fees paid to outside service providers, 50% shared costs incurred under the Collaboration Agreement with Alligator Bioscience, and the costs of materials used in clinical trials and research and development. Other research and development expenses include facility, maintenance, and related support expenses.

A substantial portion of Aptevo's preclinical studies and all of its clinical studies have been performed by third-party CROs. The Company reviews the activities performed by the CROs each period. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical study expenses, the significant factors used in estimating accruals include the number of patients enrolled and services provided but not yet invoiced. The Company's estimates are highly dependent upon the timeliness and accuracy of the data provided by its CROs clinical sites regarding the status of each program and total program spending and adjustments are made when deemed necessary.

Collaborative Agreements

We analyze our collaboration arrangements to assess whether they are within the scope of ASC Topic 808, *Collaborative Arrangements* (ASC 808), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, we assess whether aspects of the arrangement between us and our collaboration partner are within the scope of other accounting literature, including ASC Topic 606, Revenue from *Contracts with Customers* (ASC 606). If it is concluded that some or all aspects of the arrangement represent a transaction with a customer, we will account for those aspects of the arrangement within the scope of ASC 606.

ASC 808 provides guidance for the presentation and disclosure of transactions in collaborative arrangements, but it does not provide recognition or measurement guidance. Therefore, if we conclude a counterparty to a transaction is not a customer or otherwise not within the scope of ASC 606, we consider the guidance in other accounting literature as applicable or by analogy to account for such transaction. The classification of transactions under our arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs and professional fees in support of our executive, business development, finance, accounting, investor relations, information technology, legal and human resource functions. Other costs include facility costs not otherwise included in research and development expense.

Stock-Based Compensation

We measure and recognize compensation expense for restricted stock units (RSUs), and stock options granted to our employees and directors based on the fair value of the awards as of the date of grant. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model that requires management to apply judgment and make estimates, including:

- the expected term of the stock option award;

- the expected volatility of our underlying common stock, which we estimate based on the historical volatility of the historical and implied future volatility of our common stock;

- the risk-free interest rate, which we based on the yield curve of U.S. Treasury securities with periods commensurate with the expected term of the options being valued;

- the expected dividend yield, which we estimate to be zero based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends; and

- the fair value of our common stock on the date of grant.

Stock-based compensation expense for RSUs is recognized on a straight-line basis over the vesting period of the respective award. Stock-based compensation expense for our stock options, both converted and Aptevo granted, is recognized on a straight-line basis over the vesting period of the respective award.

We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and expectations of future option exercise behavior.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Aptevo's ability to realize deferred tax assets depends upon future taxable income, as well as the limitations discussed below. For financial reporting purposes, a deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized prior to expiration. Aptevo considers historical and future taxable income, future reversals of existing taxable temporary differences, taxable income in prior carryback years, and ongoing tax planning strategies in assessing the need for valuation allowances. In general, if Aptevo determines that it is more likely than not to realize more than the recorded amounts of net deferred tax assets in the future, Aptevo will reverse all or a portion of the valuation allowance established against its deferred tax assets, resulting in a decrease to the provision for income taxes in the period in which the determination is made. Likewise, if Aptevo determines that it is not more likely than not to realize all or part of the net deferred tax asset in the future, Aptevo will establish a valuation allowance against deferred tax assets, with an offsetting increase to the provision for income taxes, in the period in which the determination is made.

Because tax laws are complex and subject to different interpretations, significant judgment is required. As a result, Aptevo makes certain estimates and assumptions, in (1) calculating Aptevo's income tax expense, deferred tax assets and deferred tax liabilities, (2) determining any valuation allowance recorded against deferred tax assets and (3) evaluating the amount of unrecognized tax benefits, as well as the interest and penalties related to such uncertain tax positions. Aptevo's estimates and assumptions may differ significantly from tax benefits ultimately realized.

Segment Reporting

Operating segments are identified as components of an entity about which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM), or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's CODM is the Chief Executive Officer, who views the Company's operations as one operating segment, which is discovery and development of novel oncology therapeutics.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvement to Income Tax Disclosures.* The purpose of ASU 2023-09 is to enhance disclosures around income taxes, including a tabular rate reconciliation and separate disclosures for any reconciling items within certain categories that fall under a specified quantitative threshold. This ASU is effective and has been adopted for our fiscal year ended December 31, 2025.

Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses (DISE).* The purpose of ASU 2024-03 is to enhance expense disclosures by requiring additional disaggregated information about specified categories of expenses included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this ASU will have on its financial statements.

Note 2. Collaboration Agreements

Alligator Bioscience AB

On July 20, 2017, our wholly owned subsidiary Aptevo Research and Development LLC (Aptevo R&D), entered into a collaboration and option agreement (the Collaboration Agreement) with Alligator Bioscience AB (Alligator), pursuant to which Aptevo and Alligator have been collaboratively developing ALG.APV-527.

We assessed the arrangement in accordance with ASC 606 – *Revenue Recognition* (ASC 606) and concluded that the contract counterparty, Alligator, is not a customer. As such the arrangement is not in the scope of ASC 606 and is instead treated as a collaborative agreement under ASC 808 – *Collaborative Arrangements* (ASC 808). Both Aptevo and Alligator are active participants in the development of ALG.APV-527 and are exposed to significant risks and rewards under the Collaboration Agreement. Amounts owed to us for Alligator's share of development costs incurred by the Company are recorded as a reduction of research and development expense under ASC 730 – *Research and Development* in the period the costs are incurred. For the years ended December 31, 2025 and 2024, we recorded approximately $0.3 million and $2.2 million, which represent our 50% cost share, in our research and development expense related to the Collaboration Agreement, respectively.

Note 3. Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy are as follows:

Level 1— Quoted prices in active markets for identical assets and liabilities;

Level 2— Inputs other than quoted prices in active markets, that are either directly or indirectly observable; and,

Level 3— Unobservable inputs that are supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

As of December 31, 2025 and 2024, we had $20.5 million and $7.5 million in money market funds, respectively, which are classified as Level 1 investments. The carrying amounts of our money market funds approximate their fair value. As of December 31, 2025 and 2024, we did not have any Level 2 or Level 3 assets or liabilities.

Note 4. Cash and Cash Equivalents

The Company's cash equivalents are highly liquid investments with a maturity of 90 days or less at the date of purchase and investments in money market funds.

The following table shows our cash and cash equivalents as of December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Cash	$ 1,123	$ 1,181
Cash equivalents	20,496	7,533
Total cash and cash equivalents	$ 21,619	$ 8,714

Note 5. Property and equipment, net

Property and equipment consist of the following:

(in thousands)	December 31,			
	2025		2024	
Leasehold improvements	$	2,228	$	2,228
Furniture and equipment		12,218		12,260
Property and equipment, gross		14,446		14,488
Less: Accumulated depreciation		(14,143)		(13,945)
Total property and equipment, net	$	303	$	543

Depreciation expense for the years ended December 31, 2025 and 2024 was $0.2 million and $0.4 million, respectively.

Note 6. Leases and Contingencies

Office Space Lease – Operating

We have an operating lease related to our office and laboratory space in Seattle, Washington. This lease was amended in March 2019 to extend the term through April 2030 and provide two options to extend the lease term, each by five years, as well as a one-time option to terminate the lease in April 2023, with nine months' notice. We had previously determined at lease inception and as of the May 26, 2022, amendment date that we should not include any periods after the termination option when evaluating this amendment as we were not reasonably certain to not exercise the option, therefore we recorded our liability through April 30, 2023.

As of December 31, 2025, we are not reasonably certain to exercise the two options to extend the lease term. Therefore, pursuant to our May 26, 2022 amendment, we recorded our lease liability through April 30, 2030.

For the years ended December 31, 2025 and 2024, we recorded $0.9 million for both years related to variable expenses due to true ups of operating costs or real estate taxes.

Equipment Leases - Operating and Financing

As of December 31, 2025, we did not have any operating or financing leases for equipment. We recorded $1.2 million in operating lease cost for the years ended December 31, 2025 and 2024.

Components of lease expense:

Right-of-use assets acquired under operating leases:

(in thousands)	As of December 31, 2025		As of December 31, 2024	
Seattle office lease, including amendment	$	3,810	$	4,389
Total operating leases	$	3,810	$	4,389

Lease payments:

(in thousands)	For the Year Ended December 31,			
	2025		2024	
For operating leases	$	1,376	$	1,376

Future minimum payments as of December 31, 2025 are as follows:

(in thousands)		
2026	$	1,376
2027		1,376
2028		1,376
2029 and beyond		1,835
Total Future minimum lease payments		5,963
Less: imputed interest		(1,334)
Total	$	4,629

As of December 31, 2025, the long-term and current portion of the lease liabilities were $3.8 million and $0.9 million, respectively. As of December 31, 2024, the long-term and current portion of the lease liabilities were $4.6 million and $0.8 million, respectively.

As of December 31, 2025, the weighted-average remaining lease term and weighted discount rate for operating leases was 4.3 years and 12.03%, respectively. As of December 31, 2024, the weighted-average remaining lease term and weighted discount rate for operating leases was 5.3 years and 12.03%, respectively.

Note 7. Prepaid Expenses, Other Current Assets, Accrued Expenses, and Other Current Liabilities

Prepaid expenses and other current assets consisted of the following as of December 31, 2025 and December 31, 2024.

	December 31,			
(in thousands)		2025		2024
Prepaid clinical expenses	$	609	$	925
Other current assets		853		1,020
	$	1,462	$	1,945

Accrued expenses and other current liabilities consisted of the following as of December 31, 2025 and December 31, 2024.

	December 31,			
(in thousands)		2025		2024
Accrued clinical, research and development costs	$	1,154	$	1,461
Accrued compensation and benefits		2,421		1,856
Accrued professional service costs		480		517
Other accruals		252		363
	$	4,307	$	4,197

Note 8. Reverse Stock Split

On May 14 and July 24, 2025, we held Special Meetings of the Stockholders (together, the "Special Meetings") at which our stockholders approved a series of alternate amendments to the Amended and Restated Certificate of Incorporation to effect, at the option of our Board of Directors (the Board), a reverse split of Aptevo's common stock, respectively, with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments, to be determined by the Board in its sole discretion following the Special Meetings. The specific 1-for-20 and 1-for-18 reverse split ratios were approved by the Board on May 21 and December 17, 2025, respectively. On May 23 and December 29, 2025, the Company filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-20 and 1-for-18, respectively, reverse stock split of the Company's outstanding common stock (together, the "Reverse Stock Splits"). The Reverse Stock Splits became effective on May 23 and December 29, 2025, respectively, at 5:01 p.m. Eastern Time, and our common stock began trading on the Nasdaq Capital Market, on a split-adjusted basis, at market open on May 27 and December 30, 2025, respectively.

In the year ended December 31, 2024, the Company effected two reverse stock splits on March 5 and December 3, 2024 at the ratios of 1-for-44 and 1-for-37, respectively.

No fractional shares were issued as a result of the Reverse Stock Splits. Stockholders of record who would otherwise be entitled to receive a fractional share received a cash payment in lieu thereof.

We have adjusted all common stock and stock equivalent figures retroactively in this Form 10-K for all periods presented to reflect the Reverse Stock Splits.

Note 9. Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. The weighted-average number of common shares outstanding includes the shares held in abeyance resulting from the exercise of warrants because there is no consideration required for delivery of shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period using the as-if converted method. For the purpose of this calculation, warrants, stock options and RSUs are only included in the calculation of diluted net loss per share when their effect is dilutive.

We utilize the control number concept in the computation of diluted earnings per share to determine whether potential common stock instruments are dilutive. The control number used is loss from continuing operations or income from discontinued operations. The control number concept requires that the same number of potentially dilutive securities applied in computing diluted earnings per share from continuing operations be applied to all other categories of income or loss, regardless of their anti-dilutive effect on such categories.

Common stock equivalents include warrants, stock options and unvested RSUs.

The following table presents the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):

	For the Year Ended December 31,	
	2025	2024
Net loss	$ (25,967)	$ (24,130)
Dividend attributable to down round feature of warrants	(1,571)	—
Net loss attributable to common stockholders	$ (27,538)	$ (24,130)
Basic and diluted net loss per share	$ (87.27)	$ (31,460.23)
Shares used in calculation:	315,535	767

The following table represents all potentially dilutive shares:

	As of December 31,	
	2025	2024
Common warrants	676,968	4,642
Unvested RSUs	6,542	—

We use the treasury stock method when determining dilutive shares. For the year ended December 31, 2025 and 2024, the Company was in a net loss position, therefore the share number used to calculate diluted earnings per share is the same as the basic earnings per share.

Note 10. Equity

2023 Equity Offerings and Common Warrants

As of December 31, 2025, there were 1 outstanding warrant issued in August 2023 with an exercise price $363,369.30 and an aggregate of 2 outstanding warrants issued in November 2023 with an exercise price of $136,555.20 per share (collectively, the "2023 Warrants"). If such warrants are exercised, we will receive up to an additional $0.6 million in gross proceeds.

2024 Equity Offerings and Common Warrants

On April 15, 2024, we completed a public offering of common stock and warrants, in which we received gross proceeds of $4.6 million, less total issuance costs of $0.6 million, which included 255 shares of common stock (or pre-funded warrants in lieu thereof, all of which have been exercised as of December 31, 2025) and accompanying common warrants to purchase up to 510 shares of common stock at an exercise price of $17,982.00 per share for a combined offering price of $17,982.00 per share and accompanying common warrants. The common warrants were exercisable immediately following the date of issuance and will expire in April 2029. As of December 31, 2025, we have 23 common warrants outstanding with an amended exercise price of $3,096.00 per share and 11 common warrants outstanding with an amended exercise price of $17,982.00 per share that were issued in connection with the April 2024 public offering (the April 2024 Warrants). The common warrants were exercisable immediately following the date of issuance and will expire in April 2029.

On July 1, 2024, we completed a registered direct offering (the July 2024 Registered Direct Offering) in which we issued 400 shares of common stock (or pre-funded warrants in lieu thereof, all of which have been exercised as of December 31, 2025) and accompanying common warrants to purchase up to 801 shares of common stock at an exercise price of $6,861.60 per share for a combined offering price of $6,861.60 per share and accompanying common warrants. The common warrants became exercisable immediately following the date of stockholder approval on August 6, 2024, and will expire in August 2029. We received approximately $2.7 million in gross proceeds less total issuance costs of $0.8 million. Issuance costs include placement agent fees and legal fees of $0.4 million and non-cash warrant modification costs of $0.4 million. The Company recognized the $0.4 million modification date incremental value of the modified warrants as compared to the original warrants as a non-cash issuance cost of the July 2024 Registered Direct Offering. As of December 31, 2025, we have 33 common warrants outstanding at an amended exercise price of $3,096.00 per share that were issued in connection with the July 2024 Registered Direct Offering (the July 2024 Warrants).

On December 12, 2024, we entered into a warrant inducement agreement (the December 2024 Inducement Agreement) with certain holders of our 2023 Warrants, April 2024 Warrants, July 2024 Warrants and warrants issued on September 18, 2024 (together, the "Existing Warrants") to exercise for cash 2,287 Existing Warrants at a reduced exercise price of $2,700.00 per share (such transaction, the "December 2024 Warrant Inducement"). Additionally, pursuant to the December 2024 Inducement Agreement, we issued 4,575 common warrants (the December 2024 Warrants, and, together with the remaining April 2024 Warrants and July 2024 Warrants, the 2024 Warrants) with an exercise price of $3,430.80 per share which are exercisable immediately following the date of issuance and will expire in December 2029. We received $6.2 million in gross proceeds from the exercise of these warrants less total issuance costs of $0.6 million, which includes placement agent fees and legal fees. The common warrants issued in connection with the December 2024 Warrant Inducement were equity classified as they are indexed to the Company's stock and do not contain any exercise contingency. The fair value of Existing Warrants immediately before and after the December 2024 Warrant Inducement were $3.5 million and $3.6 million, respectively. The fair value of the December 2024 Warrants was $7.3 million. Given the common warrants were equity classified, the modified fair value of Existing Warrants and the December 2024 Warrants to purchase common stock has been accounted for in additional paid-in capital as an equity cost because the modification was done in order to raise equity by inducing the exercise of warrants. As of December 31, 2025, there were 4,578 December 2024 Warrants outstanding with an amended exercise price of $428.40 per share.

2025 Equity Offerings and Common Warrants

On April 4, 2025, we completed a registered direct offering and a concurrent private placement (the April 4, 2025 Offering), in which we issued 4,901 shares of common stock and accompanying common warrants to purchase up to an aggregate of 9,803 shares of common stock at an exercise price of $428.40 per share for a combined offering price of $428.40 per share and accompanying common warrants. The common warrants became immediately exercisable following the date of stockholder approval on May 14, 2025 and will expire in May 2030. We received $2.1 million in gross proceeds less total issuance costs of $0.2 million. In connection with the April 4, 2025 Offering, we also agreed to amend certain existing warrants that were previously issued on December 12, 2024 to purchase up to 4,575 shares of common stock and had an exercise price of $3,430.80 per share, and reduced the exercise price of these warrants to $428.40 per share. The Company recognized the $0.6 million modification date incremental value of the modified warrants as compared to the original warrants as a non-cash issuance cost of the April 4, 2025 Offering. Given the common warrants were equity classified, the modified fair value of existing common warrants to purchase common stock has been accounted for in additional paid-in capital as an equity cost because the modification was done in order to raise equity in conjunction with the April 4, 2025 Offering. As of December 31, 2025, we have 9,812 common warrants outstanding in connection with the April 4, 2025 Offering.

On April 22, 2025, we completed a registered direct offering (the April 22, 2025 Offering and together with the April 4, 2025 Offering, the April 2025 Offerings), in which we issued 6,455 shares of common stock at a purchase price of $310.32 per share. We received $2.0 million in gross proceeds less total issuance costs of $0.2 million. We did not issue any common warrants in connection with the April 22, 2025 Offering.

On June 20, 2025, we completed an offering priced at-the-market (the June 2025 Offering) with certain institutional investors, in which we received gross proceeds $8.0 million, which included 136,944 shares of common stock (or pre-funded warrants in lieu thereof, all of which have been exercised as of June 30, 2025) and accompanying common warrants to purchase up to 684,722 shares of common stock at an exercise price of $58.50 per share for a combined purchase price of $58.50 per share and accompanying common warrants. The common warrants became immediately exercisable following the date of stockholder approval on July 24, 2025 and will expire in July 2030. We received $8.0 million in gross proceeds less total issuance costs of $0.7 million. During the fourth quarter of 2025, 22,223 shares common warrants were exercised. As of December 31, 2025, we have 662,508 common warrants outstanding in connection with the June 2025 Offering.

The exercise price of the June 2025 warrants was reset to $11.70 per share during the subsequent events period as a result of issuing shares of common stock pursuant to our First SEPA. The exercise price of $11.70 represents the floor price of these warrants. If the warrants issued in connection with the 2025 offerings are exercised at their current exercise price, we will receive up to an additional $12.0 million in proceeds.

The following is a summary of common warrant activity for the year ended December 31, 2025:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Term
Outstanding at December 31, 2024	4,648	$ 501.81	3.91
Issued	694,543	24.79	4.50
Exercised	(22,223)	25.10	4.50
Expired	—	—	—
Outstanding at December 31, 2025	676,968	$ 29.20	4.49
Exercisable at December 31, 2025	676,968	$ 29.20	4.49

The warrants are classified as an equity instrument because they are both indexed to the Company's own stock and classified in stockholders' equity, are recorded at fair value on the date of issuance and have no exercise contingency. For the years ended December 31, 2025, and 2024, the valuation assumptions for warrants issued were estimated on the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,	
	2025	**2024**
Expected dividend yield	0.00%	0.00%
Expected volatility	121.45%	113.70%
Risk-free interest rate	3.97%	4.98%
Expected average life	5 years	5 years

Additionally, the common warrants issued in our June 2025 Offering include a down-round feature. On September 16, 2025, in connection with the sales of common warrants and common stock, the exercise price of the common warrants issued in connection with the June 2025 Offering was lowered to $25.10 per share. Upon the trigger of the down round provision of these common warrants, on September 16, 2025, the Company recorded a deemed dividend of $1.5 million which represents the fair value transferred to the warrant holders from the down round feature being triggered. On December 17, 2025, the down-round feature was triggered again, the common warrants issued in connection with the June 2025 Offering was lowered to $19.01 per share. The Company calculated the difference between the common warrants' fair value on September 16, 2025 and December 17, 2025, the dates the down round feature were triggered, using the current exercise prices and the newly established prices after the trigger events occurred. The deemed dividend increased net loss attributable to common equity by $1.6 million in the condensed consolidated statement of operations for the year ended December 31, 2025. The fair value of the common warrants prior to and immediately after the exercise price adjustment, were estimated using the Black-Scholes option-pricing model with the following assumptions:

	September 16, 2025	**December 17, 2025**
Exercise price	$58.50-$25.10	$25.10 - $19.01
Expected volatility	122.40%	180.05%
Risk-free interest rate	3.62%	3.51%
Expected average life	4.83	4.58

Standby Equity Purchase Agreement

June 2025 SEPA

On June 16, 2025, we entered into a Standby Equity Purchase Agreement with Yorkville. Pursuant to the First SEPA, the Company has the right, but not the obligation, to issue and sell to Yorkville from time to time up to $25.0 million of the Company's common stock during the 36 months following the execution of the First SEPA, subject to market conditions, restrictions, and satisfaction of the conditions in the First SEPA. As consideration for Yorkville's irrevocable commitment to purchase the shares of common stock up to the First Commitment Amount, the Company paid a structuring fee in the amount of $25,000 to Yorkville, and the Company has agreed to pay a commitment fee to Yorkville in an amount equal to 2.00% of the First Commitment Amount in five equal installments. We accounted for the structuring and the commitment fee as deferred issuance cost. As of December 31, 2025, the remaining availability under the First SEPA is $8.7 million. On July 24, 2025, we received shareholder approval for the potential issuance of 19.99% or more of the aggregate number of shares of outstanding common stock pursuant to our First SEPA.

January 2026 SEPA

On January 8, 2026, we entered into the Second SEPA, the Company has the right, but not the obligation, to issue and sell to Yorkville from time to time up to $60.0 million of our common stock during the 36 months following the execution of the Second SEPA, subject to the restrictions and satisfaction of the conditions in the Second SEPA. The Company paid a structuring fee in the amount of $25,000 to Yorkville, and the Company has agreed to pay a commitment fee to Yorkville in an amount equal to 2.00% of the Second Commitment Amount in five equal installments. Pursuant to the Second SEPA, we will not sell shares of our common stock to Yorkville that would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) exceeding 9.99% of our then outstanding common stock. On February 18, 2026, we received shareholder approval for the potential issuance of 19.99% or more of the aggregate number of shares of outstanding common stock pursuant to our Second SEPA.

At The Market Offering Agreement

On April 28, 2025, we entered into an At The Market Offering Agreement with Roth for an aggregate offering price of $50.0 million, pursuant to which we may offer and sell shares of our common stock from time to time through Roth. The compensation to Roth for the shares sold pursuant to the ATM Agreement will be an amount equal to 3.0% of the gross sales price of the shares sold under the ATM Agreement. The sale of such shares of common stock by Roth will be effected under the Company's existing shelf Registration Statement on Form S-3, which was declared effective on February 26, 2025 (the Registration Statement). On June 20, 2025, we filed the latest amendment to the prospectus supplement to our Registration Statement on Form S-3 filed on February 14, 2025 pursuant to General Instruction I.B.6 of Form S-3 (General Instruction I.B.6), which updates the amount of shares that we are eligible to sell under the ATM Agreement to an aggregate of $8.0 million. There is currently no remaining availability under the ATM Agreement due to limitations of General Instruction I.B.6.

Rights Plan

On November 8, 2020, our Board of Directors (the Board) approved and adopted a Rights Agreement (the Rights Agreement), dated as of November 8, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent, pursuant to which the Board declared a dividend of one preferred share purchase right (each, a "Right") for each outstanding share of the Company's common stock held by stockholders as of the close of business on November 23, 2020. One Right also will be issued together with each Common Share issued by the Company after November 23, 2020, but before the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date. When exercisable, each Right initially would represent the right to purchase from the Company one one-thousandth of a share of a newly-designated series of preferred stock, Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company. Subject to various exceptions, the Rights become exercisable in the event any person (excluding certain exempted or grandfathered persons) becomes the beneficial owner of ten percent (10%) or more of the Company's common stock without the approval of the Board. On October 30, 2025, we entered into Amendment No. 5 to the Rights Agreement and extended the expiration of such agreement to October 29, 2026. We have evaluated the rights agreement and determined that it does not represent a derivative or a liability.

2018 Stock Incentive Plan

On June 7, 2024, at the 2024 annual meeting of the stockholders, our stockholders approved the Second Amended and Restated 2018 SIP (the Second Amended 2018 SIP) to increase the number of shares authorized for issuance under the Second Amended 2018 SIP by 12 shares of common stock (adjusted for 1-for-37 reverse stock split effective December 3, 2024, 1-for-20 reverse stock split effective May 23, 2025, and 1-for-18 reverse stock split effective December 29, 2025). As of December 31, 2024, there were 7 shares available to be granted under the Second Amended 2018 SIP.

On July 24, 2025, at the 2025 annual meeting of the stockholders, our stockholders approved the Third Amended and Restated 2018 SIP (the Third Amended 2018 SIP) to increase the number of shares authorized for issuance under the Amended 2018 SIP by 13,888 shares of common stock (adjusted for 1-for-18 reverse stock split effective as of December 29, 2025). As of December 31, 2025, there are 7,353 shares available to be granted under the Third Amended 2018 SIP.

Stock options and RSUs under the Third Amended and Restated 2018 SIP generally vest pro rata over a one-year or three-year period. Stock options terminate ten years from the grant date, though the specific terms of each grant are determined individually. The Company's executive officers, members of our board of directors, and certain other employees and consultants may be awarded options and/or RSUs with different vesting criteria, and awards granted to non-employee directors will vest over a one-year period. Option exercise and RSU grant prices for new awards granted by the Company equal the closing price of the Company's common stock on the Nasdaq Capital Market on the date of grant.

Stock-Based Compensation Expense

Stock-based compensation expense includes amortization of stock options and RSUs granted to employees and non-employees and has been reported in our consolidated statements of operations as follows:

(in thousands)	For the Year Ended December 31,			
	2025		2024	
Research and development	$	23	$	302
General and administrative		73		767
Total stock-based compensation expense	$	96	$	1,069

The Company accounts for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. The Company recognizes the compensation expense over the vesting period. All assumptions used to calculate the grant date fair value of non-employee equity awards are generally consistent with the assumptions used for equity awards granted to employees. In the event the Company terminates any of its consulting agreements, the unvested equity underlying the agreements would also be forfeited.

Stock Options

As of December 31, 2025, we had $0 unrecognized compensation expense. The Company did not issue options and had no outstanding options during the year ended December 31, 2025. The total fair value of stock options vested for the year ended December 31, 2024 was $1.0 million.

Restricted Stock Units

The following is a summary of restricted stock activity for the year ended December 31, 2025:

	Number of Units	Weighted Average Fair Value per Unit	
Balance at December 31, 2024	1	$	—
Granted	6,541		39.06
Vested	—		—
Forfeited	—		—
Outstanding and expected to vest at December 31, 2025	6,542	$	40.24

As of December 31, 2025, we had $0.2 million of unrecognized stock-based compensation expense related to RSUs expected to vest over a weighted-average period of 0.6 years. As of December 31, 2024, we had $0.2 million of unrecognized stock-based compensation expense related to RSUs expected to vest over a weighted-average period of 1.2 years.

The fair value of each RSU has been determined to be the closing trading price of the Company's common stock on the date of grant as quoted on the Nasdaq Capital Market.

Note 11. 401(k) Savings Plan

Aptevo has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code, as amended. The 401(k) Plan covers all employees. Under the 401(k) Plan, employees may make elective salary deferrals. Aptevo currently provides for matching of qualified deferrals up to 50% of 401(k) employee deferral contributions, based on a maximum employee deferral rate of 6% of compensation. During the years ended December 31, 2025 and 2024, Aptevo's related share of matching contributions was approximately $0.2 million.

Note 12. Income Taxes

We did not have an income tax benefit or income tax expense from continuing operations in the years ended December 31, 2025 and 2024.

The components of loss before income taxes were as follows (in thousands):

(in thousands)	Year ended December 31,	
	2025	2024
US	$ (25,967)	$ (24,130)
International	—	—
Loss from continuing operations before benefit from income taxes	$ (25,967)	$ (24,130)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)	For the Year Ended December 31,	
	2025	2024
Federal losses carryforward	$ 43,659	$ 36,523
Capitalized research expenditures	4,976	7,025
Intangible assets	67	109
Stock-based compensation	12	839
State losses carryforward	3,740	3,758
Other deferred tax assets	486	304
Other tax credits	797	—
Lease liabilities	972	1,133
Fixed Assets	397	411
Deferred tax assets, gross	55,106	50,102
Valuation allowance	(54,306)	(49,180)
Deferred tax assets, net of valuation	800	922
ROU assets	(800)	(922)
Deferred tax liability	(800)	(922)
Net deferred tax assets	$ —	$ —

The Company evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company's history of operating losses, including a three-year cumulative loss position as of December 31, 2025, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company provided a full valuation allowance for its net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by $5.1 million during the year ended December 31, 2025. The increase in the valuation allowance during the year ended December 31, 2025 was due primarily to an increase in deferred tax assets resulting from operating losses and tax credits generated in the current year. This is partially offset by a decrease in unamortized Section 174 capitalization from prior years without additional capitalization in the current year as the Company elects to fully expense current year R&D expenditures under Section 174A.

As of December 31, 2025 and 2024, we have recorded gross federal net operating losses (NOL) carryforwards of approximately $207.9 million and $173.9 million, respectively, gross state NOL carryforwards of approximately

$70.8 million and $70.8 million, respectively, and tax credit carryforwards of $0.8 million and $0 million, respectively. Approximately $2.0 million of federal losses and credits would begin to expire in 2037, while $205.9 million of federal losses may be carried forward indefinitely. The state net operating losses will begin to expire in varying periods.

The Company is in the process of completing an IRC Section 382/383 study through December 31, 2025 on its federal and state tax attributes. Based on the study, potential historical ownership changes have been identified, including a potential ownership change in June 2025. As a result of the potential June 2025 ownership change, there may be an additional permanent limitation on our ability to use approximately $0.8 million tax credits solely due to the IRC 382/383 limitations, assuming sufficient future taxable income. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs in the future, our ability to use our net operating loss carryforwards and credits could be further limited.

The Company files income tax returns in the U.S. and several state jurisdictions and are open to review by taxing authorities for the 2020 tax filings and thereafter.

We are subject to the accounting guidance for uncertain income tax positions. We believe that our income tax positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material adverse effect on our financial condition, results of operations, or cash flow. Our policy for recording interest and penalties associated with audits and uncertain tax positions is to record such items as a component of income tax expense, and amounts recognized to date are insignificant. No uncertain income tax positions are recorded, and we do not expect our uncertain tax position to change during the next twelve months.

We adopted ASU 2023-09 on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosure pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to our actual effective amount and rate for the year ended December 31, 2025:

| | December 31, 2025 | |
(in thousands)	Amount	Percentage
Federal tax at statutory rates	$ (5,453)	21.0%
State and local income taxes, net of federal income tax effect	—	0.0%
Foreign tax effects	—	0.0%
Effect of changes in tax lax laws or rates enacted in the current period	—	0.0%
Effects of cross-border tax laws	—	0.0%
Tax credits		
Orphan Drug tax credits	(1,248)	4.8%
Changes in valuation allowances	5,126	-19.7%
Nontaxable or nondeductible items		
Share-based compensation	848	-3.3%
Other	75	-0.3%
Other adjustments	652	-2.5%
Changes in unrecognized tax benefits	—	0.0%
Total income tax benefit	$ —	0.0%

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and reconciles the U.S. federal statutory income tax rate to the effective income tax rate for the year ended December 31, 2024:

	Year Ended December 31, 2024
Federal tax at statutory rates	21.0%
State taxes, net of federal benefit	-0.1%
Change in valuation allowance	16.8%
Tax credits	3.0%
Permanent differences	-0.1%
Stock based compensation	-0.8%
Change in tax attributes	-40.0%
Other	0.2%
Total income tax benefit	0.0%

The amount of cash income taxes paid by the Company during the years ended December 31, 2025 and December 31, 2024 was $0.

Note 13. Segment Information

Operating segments are identified as components of an entity about which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM), or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's CODM, the Chief Executive Officer, views the Company's operations as one operating segment, which is discovery and development of novel oncology therapeutics. The discovery and development of novel oncology therapeutics segment develops novel immunotherapy candidates for the treatment of different forms of cancer. Our clinical and preclinical candidates were developed using two versatile and enabling platform technologies, ADAPTIR and ADAPTIR-FLEX. The Company does not have revenue in the current comparative period, incurs expenses primarily in North America and manages the business activities on a consolidated basis.

The accounting policies of the novel oncology therapeutics segment are the same as those described in the summary of significant accounting policies.

The CODM assesses performance for the novel oncology therapeutics segment and decides how to allocate resources based on net loss that also is reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents.

The Company has not generated any product revenue in the current period and expects to continue to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through all stages of development and clinical trials.

As such, the CODM uses cash forecast models in deciding how to invest into the novel oncology therapeutics segment. Such cash forecast models are reviewed to assess the entity-wide operating results and performance. Net loss is used to monitor budget versus actual results. Monitoring budgeted versus actual results, net cash used in operating activities for the period and cash on hand are used in assessing performance of the segment.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2025, and 2024.

	For the Year Ended December 31,			
	2025		2024	
Operating expenses				
Research and development	$	(14,540)	$	(14,378)
General and administrative		(11,772)		(10,224)
Other segment items [a]		345		472
Net loss [b]	$	(25,967)	$	(24,130)

(a) Other segment items included in segment loss includes interest income, interest expense, rental income and FOREX gain/loss.

(b) The Company is a single operating segment and therefore the measure of segment net loss is the same as consolidated net loss and does not require reconciliation.

For the year ended December 31, 2025, and 2024, the net cash used in operating activities was $25.6 million and $23.8 million, respectively. The table below summarizes the significant asset categories regularly reviewed by the CODM for the years ended December 31, 2025, and 2024.

	December 31,			
	2025		2024	
Assets				
Cash and cash equivalents	$	21,619	$	8,714

Note 14. Subsequent Events

On January 8, 2026, we entered into the Second SEPA with Yorkville. Pursuant to the Second SEPA, the Company has the right, but not the obligation, to issue and sell to Yorkville from time to time up to $60.0 million of the Company's common stock during the 36 months following the execution of the Second SEPA, subject to market conditions, restrictions, and satisfaction of the conditions in the Second SEPA. As consideration for Yorkville's irrevocable commitment to purchase the shares of common stock up to the Second Commitment Amount, the Company paid a structuring fee in the amount of $25,000 to Yorkville, and the Company has agreed to pay a commitment fee to Yorkville in an amount equal to 2.00% of the Second Commitment Amount in five equal installments. We accounted for the structuring and the commitment fee as deferred issuance cost. We filed Form S-1 for 7.1 million shares under the Second SEPA on January 28, 2026.

We sold 0.09 million shares under the First SEPA at an average price of $6.56 per share and raised $0.6 million in net proceeds, and sold 0.1 million shares under the Second SEPA at an average price of $5.85 per share and raised $0.6 million net proceeds. The down-round feature was triggered and further lowered the exercise price of the June 2025 warrants to $11.70, which represents the floor price of the June 2025 warrants.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Because of inherent limitations, disclosure controls and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information.

In the quarter ended December 31, 2025, none of our directors or executive officers adopted, terminated or materially modified a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executives Officers and Corporate Governance.

Names of Directors and Other Information

Aptevo's Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term.

The Board presently has six members. Effective April 1,2026, Jeffrey G. Lamothe will join the Board, increasing the total number of Board members to seven. The following are brief biographies of each person serving as a member of our Board.

Name	Age	Principal Occupation
Marvin L. White	64	President and Chief Executive Officer of Aptevo
Daniel J. Abdun-Nabi	71	Former President and Chief Executive Officer of Emergent BioSolutions Inc. ("Emergent")
Grady Grant, III	70	EVP/Partner of Vanigent BioPharm
Zsolt Harsanyi, Ph.D.	82	Former Chief Executive Officer of Exponential Biotherapies Inc.
Barbara Lopez Kunz	68	Chief Executive Officer of Caidya
John E. Niederhuber, M.D.	87	Former Executive Vice President of the Inova Health System

Marvin L. White has served as our President, Chief Executive Officer (CEO) and as a member of our Board since August 2016. Effective April 1, 2026, Mr. White will retire from his position as President and CEO and transition to Executive Chair and will remain a member of our Board. From 2010 to 2016, Mr. White served as a director of Emergent, and in 2020, he rejoined the Emergent Board of Directors. From 2008 to 2014, Mr. White served as the Chief Financial Officer of St. Vincent Health, and was responsible for finance, materials management, accounting, patient financial services and managed care for all 19 hospitals and 36 joint ventures. Prior to joining St. Vincent Health in 2008, Mr. White was the Chief Financial Officer of Lilly USA, LLC, a subsidiary of Eli Lilly and Company, where he also held leadership positions in treasury and corporate finance and investment banking in the Corporate Strategy Group. He serves on the Board of Directors of OneAmerica Financial Insurance Partners, Inc., a mutual insurance and financial services company based in Indianapolis, Indiana and Delta Dental of Washington, a non-profit company. Prior to taking the role of President and Chief Executive Officer of Aptevo, Mr. White served on the Board of Directors of Washington Prime Group, a New York Stock Exchange-listed real estate investment trust (REIT) that invests in shopping centers, and CoLucid Pharmaceuticals, Inc., a pharmaceutical company that was publicly-traded until its acquisition by Eli Lilly in 2017. Mr. White earned a bachelor of science degree from Wilberforce University in Accounting and his MBA degree in Finance from Indiana University. Mr. White's tenure as Chief Executive Officer of Aptevo and his director experience at Emergent provides valuable management and leadership experience. In addition, Mr. White provides crucial insight to the Board on company strategic planning and operations. For these reasons, the Board believes Mr. White is qualified to serve on Aptevo's Board.

Daniel J. Abdun-Nabi has served as a member of our Board since August 2016. Mr. Abdun-Nabi served as the President and Chief Executive Officer of Emergent from 2012 to 2019 and as a director of Emergent from 2009 to 2019. Prior to that, Mr. Abdun-Nabi served in other various leadership positions at Emergent, including President and Chief Operating Officer from 2007 to 2012, Corporate Secretary from 2004 to 2008, Senior Vice President, Corporate Affairs and General Counsel from 2004 to 2007, and Vice President and General Counsel from May 2004 to December 2004. Before joining Emergent, Mr. Abdun-Nabi was General Counsel for IGEN International, Inc., a biotechnology company, and its successor BioVeris Corporation, from 1999 to 2004, and Senior Vice President, Legal Affairs, General Counsel and Secretary of North American Vaccine, Inc., a publicly traded vaccine company acquired by Baxter International Inc. In 2000. Mr. Abdun-Nabi earned a bachelor degree in political science from the University of Massachusetts Amherst, a J.D. from the University of San Diego School of

Law and an LLM from Georgetown University Law Center. The Board believes that Mr. Abdun-Nabi is qualified to serve on Aptevo's Board because of his extensive experience and knowledge of the biotechnology industry and Aptevo products.

Grady Grant, III has served as a member of our Board since August 2016. Mr. Grant is currently serving as EVP/Partner of Vanigent BioPharm, and until April 2022, was Senior Vice President of Evolve Biosystems, a biotechnology company that specializes in providing microbiome-based products to maintain a healthy newborn gut microbiome. Previously, from 2020 to 2021, he was Interim Chief Commercial Officer for New Vision Pharmaceuticals LLC, a contract pharmaceutical development and manufacturing company specializing in blow-fill-seal packaging, from 2018 to 2020, he was the Vice President of Sales for Tissue Tech Limited, a regenerative medicine company, and from 2011 to 2018, he worked as Vice President of Medical Sales for Mead Johnson Nutrition Company, a public company focused on pediatric nutrition. Prior to that, he served for 30 years at Eli Lilly and Company in various capacities, including service as Vice President of Sales Neuroscience from 2006 to 2011. Mr. Grant earned a bachelor degree in pharmaceutical science from Temple University. Mr. Grant is also certified as a Board Director by the National Association of Corporate Directors. The Board believes that Mr. Grant is qualified to serve on Aptevo's Board because of his knowledge of the pharmaceutical industry and marketed products.

Zsolt Harsanyi, Ph.D. Has served as a member of our Board since August 2016. Dr. Harsanyi has served on the Board of Directors of Emergent since 2004 and as its Chairman since April 1, 2022 and as Chairman of the Board of Directors of N-Gene Research Laboratories, Inc., a privately-held biotechnology company, since 2011. Prior to that, Dr. Harsanyi served as Chief Executive Officer and Chairman of the Board of Directors of Exponential Biotherapies Inc., a private biotechnology company, from 2004 to 2011. Prior to that, Dr. Harsanyi served as President of Porton International Inc., a pharmaceutical and vaccine company, from January 1983 to December 2004. In 1996, Dr. Harsanyi founded Dynport Vaccine Company LLC. Prior to that, he was Vice President of Corporate Finance at E.F. Hutton, Inc. Dr. Harsanyi directed the first assessment of biotechnology for the U.S. Congress' Office of Technology Assessment, served as a consultant to the President's Commission for the Study of Ethical Problems in Medicine and Biomedical and Behavioral Research and was on the faculties of Microbiology and Genetics at Cornell Medical College. Dr. Harsanyi received his bachelor degree from Amherst College and his Ph.D. in genetics from Albert Einstein College of Medicine. The Board believes Dr. Harsanyi is qualified to serve on Aptevo's Board because of his industry experience, his senior executive and financial positions, and his public company audit committee chair experience.

Barbara Lopez Kunz has served as a member of our Board since August 2016. Ms. Kunz is currently serving as Chief Executive Officer at Caidya, a clinical research organization. Ms. Kunz retired as President and Global Chief Executive Officer of the Drug Information Association, a non-profit health care company, at the end of March 2023. Ms. Kunz serves as a director on the board of Werfen, a leader in specialized diagnostics, as Vice-Chair of the Board of Directors of Children's National Health System Research Institute, and has served on the Board of Directors of Caidya since 2022. From 2007 to 2013, she worked as President of Health and Life Sciences Global Business at Battelle Memorial Institute, a private nonprofit applied science and technology development company. Prior to that, she worked as Executive VP/GM for Thermo Fisher Scientific Inc.'s Fisher Biosciences from 2003 to 2007 and led the Latin America regional business from 2000 to 2003 at Uniqema, a company acquired by Croda International plc in 2006. Ms. Kunz also worked as Head of Strategy/M&A of Dupont from 1997 to 1998 and was the Global VP for the Enterprise Business Group of Imperial Chemical Industries (now AstraZeneca/Croda) from 1993 to 1997. Ms. Kunz earned bachelor degrees in both biology and chemistry from Thiel College, MBA coursework at Cleveland State University, an MS in polymer science from the University of Akron and is certified in INSEAD's international executive program. She is also certified as a Board Director by the National Association of Corporate Directors. The Board believes that Ms. Kunz is qualified to serve on Aptevo's Board because of her leadership experience, her business acumen and knowledge of the healthcare industry.

John E. Niederhuber, M.D. has served on our Board and as our Chairman (previously Vice Chairman and Lead Independent Director) since August 2016. Effective April 1, 2026, Dr. Niederhuber will transition from his current position as Chairman of the Board to Lead Independent Director. Dr. Niederhuber is currently an adjunct professor of surgery and oncology at The Johns Hopkins University School of Medicine. Dr. Niederhuber is the former Executive Vice President of the Inova Health System, Founder of the Inova Translational Medicine Institute (Inova), and founding President and Chief Executive Officer of the Genomics and Bioinformatics Research Institute, a joint venture between Inova and the University of Virginia. Dr. Niederhuber joined the Inova Health System in

2010 as Executive Vice President of the Health System and Chief Executive Officer of Inova. He officially retired from his position at Inova in 2019. Prior to Inova, he served as the Director of the National Cancer Institute, the National Institutes of Health from 2006 to 2010 and as the Director of the University of Wisconsin Comprehensive Cancer Center and professor of surgery and oncology (member of the McArdle Laboratory) at the University of Wisconsin School of Medicine from 1997 to 2005. He chaired the Department of Surgery at Stanford University School of Medicine from 1991 to 1997 and held professorships at The Johns Hopkins University School of Medicine from 1987 to 1991 and at the University of Michigan from 1973 to 1987. Dr. Niederhuber also previously served on the Board of Directors of Emergent from 2010 to 2016. Dr. Niederhuber earned a bachelor of science from Bethany College and his M.D. from The Ohio State University School of Medicine. He is a member of the National Academy of Medicine. The Board believes that Dr. Niederhuber is qualified to serve on Aptevo's Board because he provides valuable insights to the Board through his experience in the field of oncology, immunology, genomics and in the business of healthcare.

Effective April 1, 2026 (the Transition Date), Marvin White, the Company's current President and Chief Executive Officer will retire and transition to the position of Executive Chair, and Jeffrey Lamothe, the Company's current Chief Operating Officer, will transition to the position of President and Chief Executive Officer, In addition, Mr. Lamothe will serve as a Class III director of the Company as of the Transition Date to hold office until the 2028 annual meeting of stockholders of the Company. Accordingly, the size of the Board will be increased from six directors to seven directors effective as of the Transition Date. John E. Niederhuber, M.D., will transition from Chairman of the Board to Lead Independent Director.

Names of Officers and Biographical Information

Set forth below is information regarding the positions, ages and business experience of each of our executive officers as of the date hereof. Biographical information with regard to Mr. White is presented under "Names of Directors and Other Information" in this report.

Name	Age	Position(s)
Marvin L. White	64	President and Chief Executive Officer
Jeffrey G. Lamothe	60	Executive Vice President and Chief Operating Officer
Daphne Taylor	59	Senior Vice President, Chief Financial Officer
SoYoung Kwon	57	Senior Vice President, General Counsel, Business Development and Corporate Affairs

Jeffrey G. Lamothe has served as our Executive Vice President and Chief Operating Officer since March 2023. Effective April 1, 2026, Mr. Lamothe will transition from his current position to President and Chief Executive Officer and will join our Board. Mr. Lamothe leads the Clinical, Research & Development, Quality, Manufacturing and Operations organizations. He previously served as our Executive Vice President and Chief Financial Officer, leading Finance, Business Development, Investor Relations and IT. Prior to Aptevo, he was Vice President Finance, Biosciences Division at Emergent BioSolutions. Mr. Lamothe assumed this role in 2014 when Emergent concluded the acquisition of Cangene Corporation (Cangene), where he was Chief Financial Officer. Mr. Lamothe's business experience is built on a 25+ career, spanning several industries in CEO, COO and CFO roles. Prior to Cangene Corporation, Mr. Lamothe was the Chief Financial Officer of Smith Carter Architects and Engineers Incorporated. He also previously served as President and Chief Executive Officer of Kitchen Craft Cabinetry after occupying the position of VP Finance and Chief Financial Officer with the organization. Mr. Lamothe's other past experience includes serving as Chief Financial Officer of Motor Coach Industries and he has held various roles at James Richardson & Sons, Limited and Ernst & Young LLP.

Daphne Taylor has served as our Senior Vice President, Chief Financial Officer since March 2023 and previously served as Aptevo's Senior Vice President of Finance where she held responsibility for all strategic planning and budgeting, treasury activities, internal and external reporting, and financial compliance. Prior to Aptevo, Daphne's career includes 25 years of financial experience in the life sciences and technology industries. Prior to joining Aptevo, Ms. Taylor served as Chief Financial Officer at BioLife Solutions. She also served as VP,

Chief Accounting Officer, and Controller at Cardiac Science Corporation and in multiple other roles, including Controller at LookSmart, SpeedTrak, CoreMark International and Pacific Telesis. Ms. Taylor began her career at Coopers & Lybrand in San Francisco. She is active in her community. Ms. Taylor holds a B.A. from Sonoma State University and is a Licensed CPA in Washington and California.

SoYoung Kwon has served as our Senior Vice President, General Counsel, Business Development and Corporate Affairs since March 2023, and Senior Vice President, General Counsel, Corporate Affairs and Human Resources since May 2021. Ms. Kwon serves as a Trustee of the Seattle Art Museum and President of the Washington Scholarship Foundation. She previously served as the Global Senior Vice President, General Counsel and Corporate Secretary at AGC Biologics, a contract development and manufacturing organization with facilities in the US, Europe and Asia. Ms. Kwon assumed this role after CMC Biologics, where she was Vice President, General Counsel and Corporate Secretary since September 2015, was acquired by AGC Inc. In December 2016. Prior to that, Ms. Kwon was the Vice President, General Counsel and Corporate Secretary at Onvia, Inc. From 2008 to 2015. Ms. Kwon's other past experience includes serving as Senior Counsel at Safeco Corporation and a Corporate Associate at Graham & Dunn PC. Ms. Kwon earned her Bachelor of Arts from the University of Washington and her Juris Doctorate from Willamette University College of Law.

Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines to assist with its exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. The Board, with the assistance of the Nominating and Corporate Governance Committee, continuously evaluates the Company's Corporate Governance Guidelines to ensure such guidelines are effectively serving the interests of the Company's stockholders and are up-to-date with respect to current corporate governance best practices. Accordingly, in February 2026, the Board amended its Corporate Governance Guidelines to, among other things, specify that the Chair of the Board may be an executive chair or a non-executive chair and to change the frequency of Board and committee evaluations from annual to biennial.

Board Skills and Background

Our directors bring to our Board a wide variety of skills, qualifications, and viewpoints that strengthen the Board's ability to carry out its oversight role on behalf of our stockholders. The table below is a summary of the range of skills and experiences that each director brings to the Board, each of which we find to be relevant to our business. Because it is a summary, it does not include all of the skills, experiences, and qualifications that each director offers, and the fact that a particular experience, skill, or qualification is not listed does not mean that a director does not possess it. All of our directors exhibit high integrity, an appreciation for mix of background and thought, innovative thinking, a proven record of success, and deep knowledge of corporate governance requirements and best practices.

ATTRIBUTES, EXPERTISE & SKILLS	Marvin L. White	Daniel J. Abdun-Nabi	Grady Grant, III	Zsolt Harsanyi, Ph.D.	Barbara Lopez Kunz	John E. Niederhuber, M.D.
Leadership Experience	X	X	X	X	X	X
Strategic Planning and Operations	X	X	X	X	X	X
Corporate Governance Experience	X	X	X	X	X	X
Relevant Industry Experience	X	X	X	X	X	X
ESG and/or Human Capital Management Experience	X	X	X	X	X	X
Risk Management Expertise	X	X	X	X	X	X
Finance Experience	X	X	X	X	X	X
Sales / Marketing Experience			X		X	
Legal Expertise		X				
Public Company Board Experience	X	X	X	X	X	X
Aptevo Institutional Knowledge	X	X	X	X	X	X

Board Leadership Structure

Our Corporate Governance Guidelines provide the Board flexibility in determining its leadership structure.

Our Corporate Governance Guidelines provide that in the event that the Chairman of the Board is not an independent director, the Nominating and Corporate Governance Committee may nominate an independent director to serve as lead director, who shall be approved by a majority of the independent directors. The lead director, among other things, would serve as the presiding director at all executive sessions, determine the need for special meetings of the Board, and consult with directors on matters relating to corporate governance and Board performance. Because the Chairman of the Board is currently an independent director, the Board does not have a lead director at this time.

Our Corporate Governance Guidelines also provide that in the event that the Chairman of the Board is not an independent director, the Nominating and Corporate Governance Committee may nominate an independent director to serve as Lead Independent Director, who shall be approved by a majority of the independent directors. The Lead Independent Director, among other things, would serve as the presiding director at all executive sessions, determine the need for special meetings of the Board, and consult with directors on matters relating to corporate governance and Board performance. Because Mr. White who will become our Executive Chair effective as of the Transition Date will not be an independent director, Dr. Niederhuber will serve as our Lead Independent Director as of the Transition Date.

Role of the Board in Risk Oversight

Our Board is actively engaged in the oversight of risks we face and consideration of the appropriate responses to those risks. The Board is responsible for oversight of our risk management programs and, in performing this function, reviews the long- and short-term internal and external risks facing the Company through its participation in an annual risk assessment survey. On an annual basis, key risks, mitigation activities and potential new or emerging risks are discussed with management and further addressed with our Audit Committee as necessary. The Audit Committee at least annually discusses with senior management the Company's cybersecurity risk profile, environmental and social risk and risk management, product risk and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled. The Audit Committee also reviews and comments on an annual risk assessment performed by management. After the Audit Committee performs its review and comment function, it reports any significant findings to the Board. The Compensation Committee strives to create incentives that encourage a reasonable and appropriate level of risk-taking consistent with our business strategy. Our Compensation Committee assesses risks relating to our executive compensation plans and arrangements, and whether our compensation policies and programs have the potential to encourage excessive risk taking. The Nominating and Corporate Governance Committee is responsible for reviewing our corporate governance and developing and maintaining corporate governance policies and procedures that are appropriate in light of the risks we face.

Meetings of the Board

Our Corporate Governance Guidelines provide that the directors are responsible for attending Board meetings and meetings of committees on which they serve. The Board met 6 times during 2025. Each Board member attended 75% or more of the aggregate number of meetings of the Board and of the committees on which she or he served, held during 2025 for which she or he was a director or committee member.

Information Regarding Committees of the Board

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The duties and responsibilities of each committee is set forth in such committee's written charter. The charters of the Audit, Compensation, and Nominating and Corporate Governance Committees are available to stockholders on the Company's website at https://aptevotherapeutics.gcs-web.com/corporate-governance/overview/. The following table provides membership for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance	Executive
Marvin L. White				X
Daniel J. Abdun-Nabi	X	X		X
Grady Grant, III	X	X	X	
Zsolt Harsanyi, Ph.D.	X*	X		X*
Barbara Lopez Kunz	X	X*	X	
John E. Niederhuber, M.D.		X	X*	X

*Committee Chairperson

Mr. Lamothe has been appointed to serve as a Class III director of the Company and a member of the Executive Committee of the Board both to be effective as of the Transition Date. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of the Audit, Compensation, and Nominating and Corporate Governance Committees meet the applicable Nasdaq rules and regulations regarding "independence" and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company. Below is a description of each committee of the Board.

Audit Committee

The Audit Committee of the Board was established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions, including: (1) appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm; (2) overseeing the work of our independent registered public accounting firm; (3) reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures; (4) monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics; (5) overseeing our internal audit function, if any; (6) assisting the Board in overseeing our compliance with legal and regulatory requirements; (7) periodically discussing our risk management policies, and reviewing and commenting on a periodic risk assessment by management; (8) establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns; (9) meeting independently with our internal auditing staff, if any, independent registered public accounting firm and management; (10) reviewing and approving or ratifying any related party transactions; and (11) preparing audit committee reports required by SEC rules. In addition, the Audit Committee has been delegated by the Board to have primary oversight over the Company's ESG activities, including disclosures. The Audit Committee shall coordinate with and solicit input from the Compensation Committee and the Nominating and Corporate Governance Committee in formulating the approach to the Company's ESG activities, including disclosures.

The Audit Committee is composed of four directors: Dr. Harsanyi, Mr. Abdun-Nabi, Mr. Grant, and Ms. Kunz. The Audit Committee met 4 times during 2025.

The Board has also determined that each of the members of the Audit Committee qualify as an "audit committee financial expert," as defined in the applicable SEC rules and each of the members of the Audit Committee is independent within the meaning of the applicable Nasdaq listing standards.

Compensation Committee

The Compensation Committee of the Board acts on behalf of the Board to review, recommend for adoption and oversee the Company's compensation strategy, policies, plans and programs, including: (1) annually reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers; (2) determining the compensation of our chief executive officer; (3) reviewing and approving the compensation of our other executive officers; (4) overseeing the evaluation of our senior executives; (5) overseeing and administering our cash and equity incentive plans; and (6) preparing the Compensation Committee report, if required by SEC rules.

To the extent permitted by applicable law and the provisions of a given equity-based plan, and consistent with the requirements of applicable law and such equity-based plan, the Compensation Committee may delegate to one or more executive officers of the Company the power to grant options or other stock awards pursuant to such equity-based plan to employees of the Company or any subsidiary of the Company who are not directors or executive officers of the Company. The Compensation Committee may also form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances (including (a) a subcommittee consisting of a single member and (b) a subcommittee consisting of at least two members, each of whom qualifies as a "non-employee director," as such term is defined from time to time in Rule 16b-3 promulgated under the Exchange Act, and the rules and regulations thereunder, and an "outside director," as such term is defined from time to time in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder).

The Compensation Committee is composed of five directors: Ms. Kunz, Mr. Abdun-Nabi, Mr. Grant, Dr. Harsanyi, and Dr. Niederhuber. The Compensation Committee met 3 times during 2025.

Compensation Committee Processes and Procedures

The Compensation Committee meets as often as it deems necessary in order to perform its responsibilities. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer, the General Counsel, Business Development and Corporate Affairs, and Willis Towers Watson, our independent compensation consultant. The Compensation Committee meets regularly in executive session. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Compensation Committee shall review and approve, or recommend for approval by the Board, the compensation of the Company's Chief Executive Officer and the Company's other executive officers, including salary, bonus and incentive compensation levels; deferred compensation; executive perquisites; equity compensation (including awards to induce employment); severance arrangements; change-in-control benefits and other forms of executive officer compensation. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. Under the charter, the Compensation Committee has the authority to obtain, at the expense of the Company, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties and the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Compensation Committee. The Compensation Committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Compensation Committee. In particular, the Compensation Committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and Nasdaq, that bear upon the adviser's independence.

During 2025, the Compensation Committee engaged Willis Towers Watson as a compensation consultant. The Compensation Committee requested that Willis Towers Watson:

- Evaluate the efficacy of the Company's existing compensation program in supporting and reinforcing the Company's long-term strategic goals and executing that strategy;

- Assist in refining the previously developed peer group of companies and perform analyses of competitive performance and compensation levels for that group; and

- Assist in evaluating and refining non-employee director compensation.

Willis Towers Watson did not provide any additional services to the Company in 2025 other than as described above. Although our Board and Compensation Committee consider the advice and recommendations of such independent compensation consultants as to our executive and non-employee director compensation program, the Board and Compensation Committee ultimately make their own decisions regarding these matters.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board acts on behalf of the Board to (1) develop and recommend corporate governance guidelines for review, (2) identify individuals qualified to become board members, (3) recommend persons to be nominated for election as directors, (4) oversee the evaluation of the board and (5) provide board education recommendations.

The Nominating and Corporate Governance Committee is composed of three directors: Dr. Niederhuber, Ms. Kunz and Mr. Grant. The Nominating and Corporate Governance Committee did not meet during 2025.

The Nominating and Corporate Governance Committee exercises general oversight with regard to the Board and identifies individuals qualified to become board members and recommends director nominees for the annual meeting of stockholders. The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes identifying qualified individuals consistent with guidelines approved by the Board and recommending to the Board the candidate for election as director.

In considering whether to recommend any particular candidate for inclusion in the Board's slate of director nominees, the Nominating and Corporate Governance Committee considers the candidate's integrity, character, demonstrated track record, education, experience and time dedication. The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for a prospective nominee. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow it to fulfill its responsibilities. Moreover, the Board will specifically consider a candidate's gender, nationality, race, ethnicity, and sexual orientation as part of its criteria in considering any such candidate for service on the Board.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. The Nominating and Corporate Governance Committee also takes into account the results of the Board's self-evaluation, conducted annually on a group basis. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

In making such recommendations, the Nominating and Corporate Governance Committee shall consider candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. The Nominating and Corporate Governance Committee reviews and evaluates information available to it regarding candidates recommended by stockholders and applies the same guidelines, and follows substantially the same process in considering them, as it does in considering other candidates. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board at an Annual Meeting of the Stockholders may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at our principal executive office not earlier than the 120th day prior to such Annual Meeting of the Stockholders and not later than the close of business on the later of (A) the 90th day prior to such Annual Meeting of the Stockholders and (B) the tenth day following the day on which notice of the date of such Annual Meeting of the Stockholders was mailed or made public. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the recommending stockholder is a beneficial or record holder of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Executive Committee

The purpose of the Executive Committee is to exercise such authority of the Board as may be necessary or appropriate during intervals between Board meetings, which includes, without limiting the generality of the foregoing, managing the business and affairs of the Company on behalf of the Board. The Executive Committee generally has the same authority as the Board and, except as otherwise required by law, may take any and all actions as if such actions were taken by the full Board. The Executive Committee provides the Company with the ability to respond and take action quickly, as may be necessary, with respect to matters that may arise in between routine, scheduled meetings of the Board. Without limiting the foregoing, the Executive Committee enables the Board to act quickly with respect to financing matters, collaboration arrangements, and other partnership opportunities that may require quick or immediate action. The Executive Committee met 5 times in 2025.

The Executive Committee is composed of four directors: Dr. Harsanyi, Mr. Abdun-Nabi, Dr. Niederhuber, and Mr. White. Dr. Harsanyi is the Chairman of the Executive Committee. Mr. Lamothe has been appointed to serve as a Class III director of the Company and a member of the Executive Committee of the Board to be effective as of the Transition Date.

Overboarding

The Board recognizes the substantial time commitment required of directors of public company boards. Accordingly, as set forth in our Corporate Governance Guidelines, directors are encouraged to limit the number of other public company boards on which he or she serves to three; however, directors may serve on more than three public company boards upon consent of the Board. Directors are required to advise the Chairman of the Board in advance of accepting an invitation to serve on another public company board.

Board Refreshment

While the Board recognizes the value of onboarding new directors who may offer fresh perspectives, the Board does not believe that it should establish term limits as a means to accomplish this. The Board believes that term limits could result in the loss of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefits the entire membership of the Board as well as management. Pursuant to our Corporate Governance Guidelines and as an alternative to term limits, the Nominating and Corporate Governance Committee is charged with the duty of reviewing each director's continuation on the Board at least once every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace directors who are no longer interested or effective.

Director Continuing Education

The Board encourages and expects each director to partake in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company has a policy of paying for all reasonable expenses related to continuing director education.

Stockholder Communications with the Board

Our Board will give appropriate attention to written communications that are submitted by stockholders and other interested parties and will respond if and as appropriate. The Chairman, with the assistance of our Corporate Secretary, will be primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries to the other directors as the Chairman considers appropriate.

Communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we receive repetitive or duplicative communications.

Stockholders and other interested parties who wish to send communications on any topic to the Board, Chairman or Independent Directors as a group should address such communications to the Board, Chairman or Independent Directors, as applicable, c/o Corporate Secretary, Aptevo Therapeutics Inc., 2401 4th Avenue, Suite 1050, Seattle, Washington 98121. The Corporate Secretary will review all such correspondence and forward to the Board, Chairman or Independent Directors a summary and/or copies of any such correspondence that deals with the functions of the Board or its committees or that the Corporate Secretary otherwise determines requires their attention.

Employee, Officer, and Director Hedging

Our policy prohibits our directors, officers or employees from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of the Company's equity securities held by such persons.

Code of Ethics

The Company has adopted the Aptevo Therapeutics Inc. Code of Conduct and Business Ethics that applies to all officers, directors and employees. The Code of Conduct and Business Ethics is available on the Company's website at https://aptevotherapeutics.gcs-web.com/corporate-governance/overview. If the Company makes any substantive amendments to the Code of Conduct and Business Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of such policies and procedures is filed hereto as Exhibit 19.1.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the

Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of such reports filed on EDGAR and the written representations of reporting persons, we believe that for fiscal 2025, all required reports were filed on a timely basis under Section 16(a).

Item 11. Executive Compensation.

The following table shows for 2025 and 2024 compensation awarded to or paid to, or earned by, the Company's Chief Executive Officer and its two other most highly compensated executive officers as of December 31, 2025 (the named executive officers).

Name and Principal Position	Year	Salary	Bonus [4]	Equity Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation [3]	Total
Marvin L. White	2025	$ 630,269	$ 400,000	$ 79	$ 236,555	$ 10,500	$ 1,277,403
President and Chief Executive Officer	2024	$ 575,000	$ -	$ 4,420	$ 316,250	$ 10,350	$ 906,020
Jeffrey G. Lamothe	2025	$ 536,008	$ 300,000	$ 33	$ 173,664	$ 10,500	$ 1,020,205
Executive Vice President and Chief Operating Officer	2024	$ 480,000	$ -	$ 1,914	$ 216,000	$ 10,350	$ 708,264
SoYoung Kwon	2025	$ 499,221	$ 250,000	$ 23	$ 144,720	$ 10,500	$ 904,464
Senior Vice President, General Counsel, Business Development and Corporate Affairs	2024	$ 450,000	$ -	$ 1,322	$ 180,000	$ 10,350	$ 641,672

---

(1) The amounts in the "Equity Awards" column reflect grant date fair values determined in accordance with FASB Accounting Standards Codification (ASC) Topic 718 for equity awards granted to the NEO during the applicable year. The assumptions we use in calculating these amounts are discussed in Note 1 of the notes to our consolidated financial statements for the year ended December 31, 2025.

(2) Amounts represent annual bonuses assuming 100% of the bonus target is achieved, the payout of which is based on the attainment of corporate and individual performance goals as determined by the Compensation Committee. Payment of 2025 executive bonuses are scheduled to occur in March 2026. Additional detail is included below under "*Base Salaries and Target Bonuses*."

(3) Amounts represent 401(k) matching contributions.

(4) Amounts represent a one-time supplemental cash payment approved by the Compensation Committee of the Board on August 6, 2025.

Agreements with Named Executive Officers

The Company does not have any employment contracts with its named executive officers; however, the Company does have an Amended and Restated Senior Management Severance Plan (the "Severance Plan") in which each of our named executive officers participates. For more information regarding the Severance Plan, see the section entitled "Severance and Change in Control."

Base Salaries and Target Bonuses

The Compensation Committee approved annual base salaries and target bonuses for 2025. Annual target bonuses are calculated as a percentage of the named executive officer's base salary and payout of the annual target bonuses is based on the achievement of pre-established corporate performance goals as determined by the Compensation Committee, as well as individual performance and other factors deemed relevant by the Compensation Committee. 90% of our Chief Executive Officer's bonus payout is based on corporate performance with 10% based on individual performance whereas 70% of our other named executive officers' bonus payout is based on corporate performance with 30% based on individual performance. For 2025, the Compensation Committee established corporate performance goals that were challenging, but attainable. They included goals related to Aptevo's business, such as clinical trial progress, as well as strategic milestones and financial metrics.

On August 6, 2025, the Compensation Committee of the Board approved a one-time supplemental cash payment, minus applicable deductions and withholdings, to each of our executive officers in the aggregate amount of $1.2 million allocated as set forth below to narrow the gap between target long-term incentives and market competitive equity values due to the volatility in the Company's stock price and share constraints (our named executive officers received one-time supplemental cash payments in the following amounts: Marvin L. White - $400,000; Jeffrey G. Lamothe - $300,000; and SoYoung Kwon - $250,000). The one-time supplemental cash payments were paid in a lump sum on August 15, 2025.

In approving the compensation changes for the executive officers, as well as the one-time supplemental cash payments, the Compensation Committee considered, among other factors, the compensation practices, trends and data from comparable companies as identified by the Compensation Committee and an independent compensation consultant engaged by the Compensation Committee and adjusted the executive officer compensation to target the 75th percentile of public company peers.

The following table sets forth the base salary, target bonus percentages, and target bonus amounts for 2025 following the August 6, 2025 compensation adjustments:

Name and Title	2025 Base Salary	Adjusted 2025 Base Salary	2025 Target Bonus Percentage	Adjusted 2025 Target Bonus	Adjusted 2025 Target Bonus Percentage	2025 Target Bonus
Marvin L. White	$ 595,000	$ 690,000	55%	$ 483,000	70%	$ 327,250
Chief Executive Officer and President						
Jeffrey G. Lamothe	$ 504,400	$ 590,000	45%	$ 354,000	60%	$ 226,980
Executive Vice President and Chief Operating Officer						
SoYoung Kwon	$ 472,500	$ 545,000	40%	$ 299,750	55%	$ 189,000
Senior Vice President, General Counsel, Business Development and Corporate Affairs						

Consistent with historic practice, in the first quarter of 2026, the Compensation Committee reviewed the Company's 2025 performance against the corporate performance goals. After taking into consideration the challenges and management's response thereto, as well as individual performance, the Compensation Committee determined to pay out the annual target bonuses at 72% for the corporate weighting factor of the target bonus for each named executive officer and 100% for the individual performance weighting factor of the target bonus for each named executive officer.

Option and RSU Awards

The Compensation Committee approved the following RSU grants to our named executive officers in 2025 and each award vests in equal annual installments over the first three anniversaries of the date of grant, subject to the named executive officer's continued service through the vesting date:

Name and Title	RSUs (# of shares)
Marvin L. White	1,667
President and Chief Executive Officer	
Jeffrey G. Lamothe	961
Executive Vice President and Chief Operating Officer	
SoYoung Kwon	638
Senior Vice President, General Counsel, Business Development and Corporate Affairs	

Stock Ownership Guidelines

Aptevo's Board of Directors and Section 16 Officer Stock Ownership and Retention Policy (Stock Ownership Guidelines) encourages our executive officers and non-employee directors to own shares of Company stock in order to promote the alignment of our executive officers and directors with the long-term interests of our stockholders and to further promote our commitment to sound corporate governance. The Stock Ownership Guidelines require the Company's Chief Executive Officer, non-employee directors and other Section 16 officers (Covered Persons) to own a target number of qualifying shares of the Company's stock (beneficially owned stock and unvested restricted stock units) by Company grant and through individual purchase within five years of becoming a Covered Person. Our non-employee directors are expected to obtain a target number of qualifying shares of stock that have a value equal to one time the Board annual retainer fee. Our Chief Executive Officer is expected to obtain a target number of qualifying shares of stock that has a value equal to three times the Chief Executive Officer's base salary. Our other Section 16 officers are expected to obtain a target number of qualifying stock that has a value equal to one times their base salary. Covered Persons must retain 50% of after-tax shares after vesting or exercise until ownership guidelines are met.

Outstanding Equity Awards at December 31, 2025

The following table sets forth information regarding unexercised stock options and unvested restricted stock unit awards outstanding as of December 31, 2025 for each of our named executive officers.

2025 Outstanding Equity Awards at Fiscal Year-End

	Stock Awards		
Name	Unvested Stock Awards		Market Value Unvested Stock Awards
Marvin L. White	1,666 [1]	$	15,710
	1 [2]	$	9
Jeffrey G. Lamothe	961 [3]	$	9,062
SoYoung Kwon	638 [4]	$	6,016

(1)   The RSU was granted on August 6, 2025 and vests in one year on August 6, 2026.

(2)   The RSU was granted on July 17, 2024 and vests over three years: one-third on July 17, 2025, one-third on July 17, 2026, and the final one-third on July 17, 2027.

(3)   The RSU was granted on August 6, 2025 and vests in one year on August 6, 2026.

(4)   The RSU was granted on August 6, 2025 and vests in one year on August 6, 2026.

Tax-Qualified Defined Contribution Plan

Aptevo has established a defined contribution savings plan under Section 401(k) of the Code (the 401(k) Plan). The 401(k) Plan covers all employees, including the named executive officers. Under the 401(k) Plan, employees may make elective salary deferrals. Aptevo currently provides for matching of qualified deferrals up to 50% of employee deferral contributions, based on a maximum employee deferral rate of 6% of compensation.

Severance and Change in Control

Pursuant to the Severance Plan, in the event a named executive officer is terminated by the Company without Cause (as defined in the Severance Plan) other than in connection with a Change of Control (as defined in the Severance Plan), such named executive officer is entitled to the following:

- Unpaid base salary;

- Accrued but unused paid-time-off through date of termination;

- Reimbursement for any unreimbursed expense incurred by the named executive officer prior to date of termination;

- An amount equal to the percentage of the named executive officer's annual base salary plus target annual bonus set forth in the table below opposite such named executive officer's title, to be paid, in equal installments over the period set forth in the table below opposite such named executive officer's title:

Title	Percentage of Compensation	Period (months)
Chief Executive Officer (Mr. White)	150%	18
Executive Vice President (Mr. Lamothe)	125%	15
Senior Vice President (Ms. Kwon)	75%	9

- Any bonus earned but unpaid as of the date of termination for any previously completed year, to be paid in a lump sum;

- Pro rata target annual bonus in respect of the year of termination, to be paid in a single lump-sum; and

- Continued eligibility for such named executive officer and his/her eligible dependents to receive employee benefits for 18 months in the case of Mr. White, 15 months in the case of Mr. Lamothe and 9 months in the case of Ms. Kwon.

If during the term of the Severance Plan, (i) the named executive officer's employment is terminated by the Company without Cause, or a named executive officer resigns for Good Reason (as defined in the Severance Plan), in each case within eighteen (18) months following a Change of Control, or (ii) a named executive officer's employment with the Company is terminated prior to a Change of Control (which subsequently occurs) at the request of a party involved in such Change of Control, or otherwise in connection with or in anticipation of a Change of Control, a named executive officer may be provided a cash lump sum payment within thirty (30) days of termination of employment equal to the sum of:

- Any unpaid base salary;

- Accrued but unused paid-time-off through date of termination;

- Reimbursement of unreimbursed expenses incurred by the named executive officer prior to date of termination;

- Any bonus earned but unpaid as of the date of termination for any previously completed year;

- Pro rata target annual bonus in respect of the year of termination; and

- An amount equal to the percentage of the sum of such named executive officer's annual base salary and target annual bonus set forth in the table below such named executive officer's title:

Title	Percentage of Compensation
Chief Executive Officer (Mr. White)	250%
Executive Vice President (Mr. Lamothe)	200%
Senior Vice President (Ms. Kwon)	150%

Additionally, any unvested company stock options, stock appreciation rights, restricted stock, RSUs and other stock-unit awards held by such named executive officer that are outstanding on the date of the termination of employment would become fully vested as of such date and the period during which any equity award held by such named executive officer that is outstanding on such date may be exercised would be extended to a date that is the later of the fifteenth day of the third month following the date, or December 31 of the calendar year in which such equity award would otherwise have expired if the exercise period had not been extended but not beyond the final date such equity award could be exercised if the participant employment had not terminated, in each case based on the terms of such equity award at the original grant date. The named executive officer would be entitled to any employee benefits to which he or she may be entitled as of the date of termination of employment under the relevant plans, policies and programs of the Company. The named executive officer and his/her eligible dependents would also be eligible for continued benefits for a period of 30 months in the case of Mr. White, 24 months in the case of Mr. Lamothe and 12 months in case of Ms. Kwon. Additionally, all rights such named executive officer has to indemnification from the Company immediately prior to the Change of Control will be retained for the maximum period permitted by applicable law and any director's and officer's liability insurance would continue through the period of any applicable statute of limitations. The Company would also be required to advance the named executive officer all costs and expenses, including all attorneys' fees, incurred in connection with any legal proceedings relating to his or her termination or the interpretation of the Severance Plan.

If during the term of the Severance Plan, the named executive officer's employment is terminated with Cause, then the named executive officer would not be entitled to receive any compensation, benefits or rights and any stock options or other equity participation benefits vested on or prior to the date of such termination, would immediately terminate.

The payment of certain amounts provided for by the Severance Plan is subject to: (1) the named executive officer's continued compliance with the non-solicit and non-competition terms of his or her executed acknowledgment form; (2) the named executive officer's cooperation with any reasonable request that may be made by the Company (upon reasonable notice and at the Company's expense) in connection with any investigation, litigation, or other similar activity to which the Company or any affiliate is or may be a party or otherwise involved and for which such named executive officer may have relevant information; and (3) the named executive officer's execution of a suitable waiver and release under which the named executive officer releases and discharges the Company and its affiliates from and on account of any and all claims that relate to or arise out of the employment relationship between the Company and the named executive officer.

On January 30, 2026, the Board approved certain modifications to the Severance Plan to, among other things, (i) align the Executive Chair severance benefits with the Chief Executive Officer level benefits in the Severance Plan and (ii) delete the Executive Vice President level benefits in the Severance Plan. The modifications to the Severance Plan will be effective as of the Transition Date.

Equity Grant Practices

Grants to the executive officers are generally made at the Compensation Committee meeting each year, after results for the preceding fiscal year become available and after review and evaluation of each executive officer's performance, which enables the Compensation Committee to consider both the prior year's performance and expectations for the succeeding year in making grant decisions. However, the Compensation Committee may make grants at any time during the year it deems appropriate.

The Compensation Committee does not take material nonpublic information into account when determining the timing and terms of equity awards, and we do not time the disclosure of such material nonpublic information for purposes of affecting the exercise price of such awards or the value of executive compensation.

During fiscal year 2025, we did not grant any stock options to our named executive officers.

Compensation Recovery Policy

In April 2023, our Compensation Committee adopted a policy for the recovery of certain incentive-based compensation from current and former executive officers in the event of a "material" financial restatement, regardless of whether the executive was at fault, in accordance with rules issued by the SEC and the Nasdaq Stock Market. The policy allows for the recovery of compensation that is erroneously received during the three-year period preceding the date the Company is required to prepare an accounting restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. There are limited exceptions to recovery of erroneously awarded compensation under the policy and indemnification of executive officers is prohibited. Cash incentives under the Company's bonus plan would not be considered incentive-based compensation subject to recovery under the policy since such awards are generally earned upon satisfaction of strategic or operational metrics. In addition, the Company's equity awards for executive officers, such as stock options and restricted stock units, would not be subject to recovery under the policy since such awards are not contingent upon the attainment of any financial reporting measures and vesting is contingent solely upon completion of a specific employment period. During 2025, there were no events that triggered a right to a recovery of compensation from any of our executive officers.

Director Compensation

The following table shows for 2025 certain information with respect to the compensation of all non-employee directors of the Company:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
Daniel J. Abdun-Nabi	$ 75,834	$ 15,624	$ 91,458
Grady Grant, III	$ 73,333	$ 15,624	$ 88,957
Zsolt Harsanyi, Ph.D.	$ 95,833	$ 15,624	$ 111,457
Barbara Lopez Kunz	$ 80,835	$ 15,624	$ 96,459
John E. Niederhuber, M.D.	$ 92,916	$ 15,624	$ 108,540

(1) Each non-employee director was awarded 400 RSUs on August 6, 2025, which vests in full on the first anniversary of the date of grant. The amounts in "Stock Awards" column reflect grant date fair values determined in accordance with FASB ASC Topic 718 for the RSUs granted to each non-employee director during 2025.

As of December 31, 2025, each of our non-employee directors held the following outstanding option and RSU awards:

Name	Number of RSUs Unvested as of December 31, 2025 [1]
Daniel J. Abdun-Nabi	400
Grady Grant, III	400
Zsolt Harsanyi, Ph.D.	400
Barbara Lopez Kunz	400
John E. Niederhuber, M.D.	400

(1) Each non-employee director was awarded 400 RSUs on August 6, 2025, which vests in full on the first anniversary of the date of grant.

Under the Aptevo Directors Compensation Program, Aptevo's non-employee directors receive the compensation set forth in the table below. We also reimburse Aptevo's non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Element	Program
Annual Cash Retainer	$40,000
Board Chair	$50,000
Committee Chair Retainer	$20,000 Audit $15,000 Compensation $15,000 Nominating/Governance $20,000 Executive
Committee Member Retainer	$10,000 Audit $7,500 Compensation $7,500 Nominating/Governance $10,000 Executive
Annual Equity Grant	25 RSUs
Initial Equity Grant	25 RSUs

Upon a review of competitive market data and based upon advice from Willis Towers Watson, the Compensation Committee's independent consultant, the Board of Directors established a cash retainer of $110,000 for the Lead Independent Director to be effective on April 1, 2026. In addition, the Committee Chair and Member Retainers for the Compensation Committee were increased to $20,000 (from $15,000) and $10,000 (from $7,500) respectively also effective April 1, 2026. The Board also established an annual retainer for the Executive Committee Chair of $20,000 and an annual retainer of $10,000 for each non-employee Executive Committee Member in 2022. Payments are made on a quarterly basis. In 2022, the mix of equity of annual grants for the Board of Directors was shifted to 100% RSUs (from 50% options and 50% RSUs) since the role of equity for non-employee directors is primarily to ensure compensation that is shareholder aligned and should avoid focus on stock price volatility and shifting to RSUs maximizes intrinsic value and may support attraction and retention of Board members. Also, in 2022, the vesting of annual equity grants to non-employee directors was adjusted to 1-year cliff vesting on the first anniversary of the date of grant from 3-year ratable vesting, consistent with peer and broader market practice, although initial equity grants will continue to have a 3-year ratable vesting schedule.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 1, 2026, unless otherwise indicated by the footnotes below, by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. Unless otherwise indicated, the address of the individuals and entities below is c/o Aptevo Therapeutics Inc., 2401 4th Avenue, Suite 1050, Seattle, Washington 98121.

	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
Armistice Capital Master Fund Ltd. [2][3]	56,951	4.99%
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B [2][4]	69,967	6.22%
Bigger Capital Fund, LP [2][5]	56,928	4.99%
CVI Investments, Inc. [2][6]	83,856	7.36%
Hudson Bay Master Fund Ltd. [2][7]	56,934	4.99%
L1 Capital Global Opportunities Master Fund [2][8]	56,448	4.99%
Sabby Volatility Warrant Master Fund, Ltd. [2][9]	56,876	4.99%
Marvin L. White	-	*
Jeffrey G. Lamothe	-	*
SoYoung Kwon	-	*
Daniel J. Abdun-Nabi	-	*
John E. Niederhuber, M.D.	-	*
Zsolt Harsanyi	-	*
Grady Grant III	750	*
Barbara Lopez Kunz	-	*
All executive officers and directors as a group	750	*

* Less than one percent.

(1) This table is based upon information supplied by officers and directors. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 1,055,709 shares outstanding on March 1, 2026, adjusted as required by rules promulgated by the SEC. Each person is deemed to be the beneficial owner of shares which may be acquired within sixty days of March 1, 2026 through the exercise of options, warrants, and other rights, if any.

(2) The common warrants are subject to a beneficial ownership limitation of 4.99% or 9.99%, as applicable, which such limitation restricts the holders from exercising that portion of the common warrants that would result in the holders and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

(3) Armistice Capital Master Fund Ltd: Includes 56,951 shares of common stock underlying the common warrants. Excludes 28,634 shares of common stock underlying the common warrants which are not exercisable within 60 days of March 1, 2026 by virtue of the beneficial ownership limitations described in footnote 2. The principal business office of Armistice Capital, LLC is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(4) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: Includes 69,967 shares of common stock underlying the common warrants. The principal business office of Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B is Suite #7 Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, P.O. Box 10250, Cayman Islands.

(5) Bigger Capital Fund, LP: Includes 56,928 shares of common stock underlying the common warrants. Excludes 28,206 shares of common stock underlying the common warrants which are not exercisable within 60 days of March 1, 2026 by virtue of the beneficial ownership limitations described in footnote 2. The principal business office of Bigger Capital Fund, LP is 11700 W Charleston Blvd. 170-659, Las Vegas, NV 89135.

(6) CVI Investments, Inc.: Includes 83,856 shares of common stock underlying the common warrants. The address of

the principal business office of CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104 Cayman Islands.

(7)   Hudson Bay Master Fund Ltd.: Includes 56,934 shares of common stock underlying the common warrants. Excludes 28,311 shares of common stock underlying the common warrants which are not exercisable within 60 days of March 1, 2026 by virtue of the beneficial ownership limitations described in footnote 2. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over the common warrants. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over the common warrants. The principal business office of Hudson Bay Master Fund Ltd. is 290 Harbor Dr., Stamford, CT 06902.

(8)   L1 Capital Global Opportunities Master Fund, Ltd.: Includes 56,448 shares of common stock underlying the common warrants. Excludes 19,074 shares of common stock underlying the common warrants which are not exercisable within 60 days of March 1, 2026 by virtue of the beneficial ownership limitations described in footnote 2. David Feldman and Joel Arber are the directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own our common stock described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes. The address of the principal business office of L1 Capital Global Opportunities Master Fund, Ltd. is 161A Shedden Road, 1 Artillery Court, PO Box 10085 Grand Cayman, Cayman Islands KY1-1001.

(9)   Sabby Volatility Warrant Master Fund, Ltd.: Includes 56,876 shares of common stock underlying the common warrants. Excludes 27,216 shares of common stock underlying the common warrants which are not exercisable within 60 days of March 1, 2026 by virtue of the beneficial ownership limitations described in footnote 2. The principal business office of Sabby Volatility Warrant Master Fund, Ltd. is 1011 Links Dr., Miami Beach 33109.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2025, about shares of our common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements. The information includes the number of shares covered by, and the weighted-average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs, warrants and rights	Weighted-average exercise price of outstanding options, RSUs, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,542	$ -	7,353
Equity compensation plans not approved by security holders	-	$ -	-
Total	6,542	$ -	7,353

Item 13. Certain Relationships, Related Transactions and Director Independence.

Related Person Transaction Policy

In 2016, we adopted a written Related Person Transaction Policy (Policy) that sets forth our policies and procedures for the review and approval or ratification of related person transactions. For purposes of our policy only, a "Related Person Transaction" is a transaction, arrangement or relationship in which we and any "related persons" are participants involving an amount that exceeds $120,000. A related person is an executive officer, director, or more than 5% stockholder of any class of our voting securities, including any of their immediate family members.

Any Related Person Transaction proposed to be entered into by the Company must be reported to the Company's General Counsel and shall be reviewed and approved by the Audit Committee of the Board (the "Committee") in accordance with the terms of this Policy. If the General Counsel determines that advance approval of a Related Person Transaction is not practicable under the circumstances, the Committee shall review and, in its discretion, may ratify the Related Person Transaction at the next meeting of the Committee, or at the next meeting following the date that the Related Person Transaction comes to the attention of the General Counsel. Any Related Person Transaction previously approved by the Committee or otherwise already existing that is ongoing in nature shall be reviewed by the Committee annually.

A Related Person Transaction reviewed under this Policy will be considered approved or ratified if it is authorized by the Committee in accordance with the standards set forth in this Policy after full disclosure of the Related Person's interests in the transaction. As appropriate for the circumstances, the Committee shall review and consider: (a) the Related Person's interest in the Related Person Transaction; (b) the approximate dollar value of the amount involved in the Related Person Transaction; (c) the approximate dollar value of the amount of the Related Person's interest in the transaction without regard to the amount of any profit or loss; (d) whether the transaction was undertaken in the ordinary course of business of the Company; (e) whether the transaction with the Related Person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third-party; (f) the purpose of, and the potential benefits to the Company of, the transaction; and (g) any other information regarding the Related Person Transaction or the Related Person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee will review all relevant information available to it about the Related Person Transaction. The Committee may approve or ratify the Related Person Transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on the Company or the Related Person in connection with approval of the Related Person Transaction.

There were no Related Person Transactions during fiscal 2025 or 2024.

Indemnity Agreements

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

Independence of the Board

As required under the Nasdaq Stock Market (Nasdaq) listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of

Directors. The Board consults with the Company's in-house counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independence," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board has affirmatively determined that the following five directors, representing a majority of the members of the Board, are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Abdun-Nabi, Mr. Grant, Dr. Harsanyi, Ms. Kunz and Dr. Niederhuber. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with the Company. As Mr. White serves as our President and Chief Executive Officer, he is not independent. Mr. Lamothe would also not be independent when he assumes the role of President and Chief Executive Officer and will serve as a Class III director of the Company as of April 1, 2026. Additionally, in accordance with our Corporate Governance Guidelines, the Board determined that all members of the Audit, Compensation, and Nominating and Corporate Governance (Nom/Gov) committees of the Board are independent. Additionally, information regarding our Board committees and their members is provided below.

83% Board Independence



100% Committee Independence for Audit, Compensation, and Nom/Gov Committees

| Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee |



Item 14. Principal Accountant Fees and Services.

The following table summarizes the fees of Baker Tilly US, LLP, our Independent Registered Public Accounting firm, billed to us for their audit and other services for the years ended December 31, 2025 and 2024. The audit fees include an estimate of amounts not yet billed.

For the years ended December 31, 2025 and 2024, fees paid or accrued to Baker Tilly US, LLP were:

	Year Ended December 31,	
	2025	2024
Audit Fees	$ 504,738	$ 455,000
Audit-related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 504,738	$ 455,000

Audit Fees. Audit fees consist of fees from our principal auditor for the audit of our consolidated financial statements and other professional services provided in connection with statutory and regulatory filings or engagements and comfort letters.

Pre-Approval Policies and Procedures

The Audit Committee has policies and procedures that require the pre-approval by the Audit Committee (or one of its members) of all services performed by the Company's independent registered public accounting firm and related fee arrangements. In the first half of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated, and the related fees, to be rendered by these firms during the year. In accordance with this policy, the Audit Committee or one of its members pre-approved all services to be performed by the Company's independent registered accounting firm.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

    (a)   The following documents are filed as part of this report:

        1.   Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

        2.   Consolidated Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

        3.   Exhibit Index

Exhibit Index

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
2.1	Contribution Agreement, dated July 29, 2016, by and among Emergent BioSolutions Inc., Aptevo Therapeutics Inc., Aptevo Research and Development LLC and Aptevo BioTherapeutics LLC	8-K	2.1	August 2, 2016	001-37746	
+2.2	Separation and Distribution Agreement, dated July 29, 2016, by and between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc.	8-K	2.2	August 2, 2016	001-37746	
†+2.3	LLC Purchase Agreement, dated as of August 31, 2017, by and among Aptevo BioTherapeutics LLC, Aptevo Therapeutics Inc., Venus Bio Therapeutics Sub LLC, and Saol International Limited.	10-Q	2.1	November 13, 2017	001-37746	
+2.4	LLC Purchase Agreement by and among Aptevo Therapeutics Inc. and Medexus Pharma, Inc. dated February 28, 2020.	8-K	2.1	March 2, 2020	001-37746	
3.1	Amended and Restated Certificate of Incorporation of Aptevo Therapeutics Inc.	8-K	3.1	August 2, 2016	001-37746	
3.2	Amended and Restated By-laws of Aptevo Therapeutics Inc., as amended and restated on November 8, 2022.	10-Q	3.1	November 10, 2022	001-37746	
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Aptevo Therapeutics Inc.	8-K	3.1	March 27, 2020	001-37746	
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Aptevo Therapeutics, Inc.	8-K	3.1	March 5, 2024	001-37746	
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Aptevo Therapeutics, Inc.	8-K	3.1	December 3, 2024	001-37746	
3.6	Certificate of Designation of Series A Junior Participating Preferred Stock of Aptevo Therapeutics Inc.	8-K	3.1	November 9, 2020	001-37746	
3.7	Amended and Restated Bylaws of Aptevo Therapeutics Inc.	8-K	3.1	November 30, 2020	001-37746	
3.8	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Aptevo Therapeutics, Inc.	8-K	3.1	May 23, 2025	001-37746	
3.9	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Aptevo Therapeutics, Inc.	8-K	3.1	December 29, 2025	001-37746	
4.1	Form of Common Stock Certificate	10	4.1	June 29, 2016	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
4.2	Registration Rights Agreement, dated as of August 1, 2016, by and among Aptevo Therapeutics Inc. and certain of its stockholders	8-K	4	August 2, 2016	001-37746	
4.3	Registration Rights Agreement, dated December 20, 2018, by and between Aptevo Therapeutics Inc. and Lincoln Park Capital Fund, LLC.	8-K	10.2	December 24, 2018	001-37746	
4.4	Rights Agreement, dated as of November 8, 2020, by and between Aptevo Therapeutics Inc. and Broadridge Corporate Issuer Solutions, Inc., as rights agent	8-K	4.1	November 9, 2020	001-37746	
4.5	Amendment No. 1 to Right Agreement, dated as of November 5, 2021, between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent	8-K	4.1	November 5, 2021	001-37746	
4.6	Amendment No. 2 to Rights Agreement, dated as of November 4, 2022, between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent.	8-K	4.1	November 4, 2022	001-37746	
4.7	Amendment No. 3 to Rights Agreement, dated as of November 2, 2023, between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent	8-K	4.1	November 2, 2023	001-37746	
4.8	Amendment No. 4 to Rights Agreement, dated as of November 1, 2024, between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent	8-K	4.1	November 4, 2024	001-37746	
4.9	Amendment No. 5 to Rights Agreement, dated as of October 30, 2025, between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent	8-K	4.1	October 30, 2025	001-37746	
4.10	Description of Capital Stock of Aptevo Therapeutics		4.5	March 31, 2021	001-37746	
4.11	Agreement to Terminate Registration Rights Agreement between the Company and Intervac L.L.C. and BioVac L.L.C.	10-K	4.1	March 24, 2022	001-37746	
4.12	Form of Series A Common Warrant, dated August 4, 2023	8-K	4.1	August 1, 2023	001-37746	
4.13	Form of Series B Common Warrant, dated August 4, 2023	8-K	4.2	August 1, 2023	001-37746	
4.14	Form of New Series A-1 Warrant	8-K	4.1	November 9, 2023	001-37746	
4.15	Form of New Series A-2 Warrant	8-K	4.2	November 9, 2023	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
4.16	Form of New Series B-1 Warrant	8-K	4.3	November 9, 2023	001-37746	
4.17	Form of New Series B-2 Warrant	8-K	4.4	November 9, 2023	001-37746	
4.18	Form of Common Warrant, dated April 15, 2024	8-K	4.1	April 15, 2024	001-37746	
4.19	Form of Common Warrant, dated July 1, 2024	8-K	4.1	July 1, 2024	001-37746	
4.20	Form of Common Warrant, dated September 18, 2024	8-K	4.1	September 18, 2024	001-37746	
4.21	Form of Common Warrant, dated December 12, 2024	8-K	4.1	December 12, 2024	001-37746	
4.22	Form of Common Warrant, dated April 4, 2025.	8-K	4.1	April 4, 2025	001-37746	
4.23	Form of Amended Common Warrant, dated April 4, 2025 (originally entered into on December 12, 2024), between the Company and certain warrant holders.	8-K	4.2	April 4, 2025	001-37746	
4.24	Common Warrant, dated June 20, 2025.	8-K	4.1	June 20, 2025	001-37746	
10.1	Transition Services Agreement, dated July 29, 2016, by and between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc.	8-K	10.2	August 2, 2016	001-37746	
10.2	Tax Matters Agreement, dated July 29, 2016, by and between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc.	8-K	10.3	August 2, 2016	001-37746	
10.3	Product License Agreement, dated July 29, 2016, by and between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc.	8-K	10.8	August 2, 2016	001-37746	
C 10.4	Aptevo Therapeutics Inc. Amended and Restated 2016 Stock Incentive Plan.	10-Q	4.1	August 10, 2017	001-37746	
C 10.5	Aptevo Therapeutics Inc. Converted Equity Awards Incentive Plan	8-K	10.10	August 2, 2016	001-37746	
C 10.6	Aptevo Therapeutics Inc. Amended and Restated Senior Management Severance Plan					X
C 10.7	Form of Indemnity Agreement for directors and senior officers	10	10.9	April 15, 2016	001-37746	
10.8	Fourth and Battery Office Lease, dated as of April 28, 2003, by and between Emergent Product Development Seattle, LLC (as successor-in-interest to Trubion Pharmaceuticals, Inc. and Genecraft, Inc.) and Selig Real Estate Holdings Eight L.L.C. , or the Seattle Office Lease	10	10.12	April 15, 2016	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
10.9	Seattle Office Lease Amendment, dated December 8, 2004	10	10.13	April 15, 2016	001-37746	
10.10	Seattle Office Lease Amendment, dated February 1, 2006	10	10.14	April 15, 2016	001-37746	
10.11	Seattle Office Lease Amendment, dated February 2, 2007	10	10.15	April 15, 2016	001-37746	
10.12	Seattle Office Lease Amendment, dated June 7, 2010	10	10.16	April 15, 2016	001-37746	
10.13	Seattle Office Lease Amendment, dated December 21, 2010	10	10.17	April 15, 2016	001-37746	
10.14	Seattle Office Lease Amendment, dated July 17, 2012	10	10.18	April 15, 2016	001-37746	
10.15	Seventh Amendment to Seattle Office Lease, dated December 5, 2014	10	10.19	April 15, 2016	001-37746	
†10.16	License and Co-Development Agreement, dated as of August 19, 2014, by and between Emergent Product Development Seattle, LLC and MorphoSys AG, or the MorphoSys Collaboration Agreement	10	10.20	June 29, 2016	001-37746	
†10.17	First Amendment to MorphoSys Collaboration Agreement, dated June 19, 2015	10	10.21	April 15, 2016	001-37746	
†10.18	Second Amendment to MorphoSys Collaboration Agreement, dated December 7, 2015	10	10.22	April 15, 2016	001-37746	
10.19	Third Amendment to MorphoSys Collaboration Agreement, dated December 12, 2016	8-K	10.1	December 15, 2016	001-37746	
10.20	Fourth Amendment MorphoSys Collaboration Agreement, dated June 19, 2017.	10	10.3	August 10, 2017	001-37746	
10.21	Equity Distribution Agreement, dated November 9, 2017, between Aptevo Therapeutics, Inc. and Piper Jaffray and Company LLC.	8-K	1.1	November 9, 2017	001-37746	
10.22	Collaboration and Option Agreement, dated as of July 20, 2017, by and between Aptevo Research and Development LLC, and Alligator Bioscience AB.	10-Q	10.2	November 13, 2017	001-37746	
10.23	Amendment No. 3 to Credit and Security Agreement, dated as of February 23, 2018, by and among Aptevo Therapeutics Inc. and certain of its subsidiaries and Midcap Financial Trust.	10-K	10.38	March 13, 2018	001-37746	
10.24	Aptevo Therapeutics Inc. 2018 Stock Incentive Plan.	10-Q	10.1	August 9, 2018	001-37746	
10.25	Aptevo Therapeutics Inc. Non-Statutory Stock Option Agreement.	10-Q	10.2	August 9, 2018	001-37746	
10.26	Purchase Agreement, dated December 20, 2018, by and between Aptevo Therapeutics Inc. and Lincoln Park Capital Fund, LLC.	8-K	10.1	December 24, 2018	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
10.27	Eighth Amendment to Office Lease, dated as of March 19, 2019, by and between Aptevo Therapeutics Inc. and Selig Real Estate Holdings Eight L.L.C.	8-K	10.1	March 22, 2019	001-37746	
10.28	Ninth Amendment to Office Lease, dated May 26, 2022, by and between Aptevo Therapeutics Inc. and Selig Real Estate Holdings Eight L.L.C.	8-K	10.3	August 11, 2022	001-37746	
10.29	Amendment to LLC Purchase Agreement, dated as of August 31, 2017, by and among Aptevo BioTherapeutics LLC, Aptevo Therapeutics Inc., Venus Bio Therapeutics Sub LLC, and Saol International Limited.	10-Q	10.1	August 9, 2019	001-37746	
10.30	Collaboration and License Agreement, dated as of December 19, 2005, by and among Wyeth Pharmaceuticals and Trubion Pharmaceuticals, Inc.	10-Q	10.1	August 14, 2020	001-37746	
10.31	Amendment No. 1 to the Collaboration and License Agreement dated as of December 19, 2005 (the "Agreement") by and between Trubion Pharmaceuticals, Inc. ("Trubion") and Wyeth, acting through its Wyeth Pharmaceuticals Division ("Wyeth").	10-Q	10.2	August 14, 2020	001-37746	
10.32	Amendment No. 2 to the Collaboration and License Agreement dated as of December 19, 2005 (as previously amended, the "Agreement") by and between Trubion Pharmaceuticals, Inc. ("Trubion") and Wyeth LLC (formerly known as Wyeth), acting through its Wyeth Pharmaceuticals Division ("Wyeth").	10-Q	10.3	August 14, 2020	001-37746	
10.33	Amendment No. 3 to the Collaboration and License Agreement dated as of December 19, 2005 (as previously amended, the "Agreement") by and between Emergent Product Development Seattle, LLC (successor to Trubion Pharmaceuticals, Inc. ("Trubion")) ("EPDS") and Wyeth LLC (formerly known as Wyeth), acting through its Wyeth Pharmaceuticals Division ("Wyeth").	8-K	10.4	August 14, 2020	001-37746	
10.34	Amendment No. 4 to the Collaboration and License Agreement dated as of December 19, 2005 (as previously amended, the "Agreement") by and between Emergent Product Development Seattle, LLC (successor to Trubion Pharmaceuticals, Inc. ("Trubion")) and Wyeth LLC (formerly known as Wyeth), acting through its Wyeth Pharmaceuticals Division ("Wyeth").	10-Q	10.5	August 14, 2020	001-37746	
10.35	Credit and Security Agreement, dated as of August 5, 2020, by and among Aptevo Therapeutics Inc., and MidCap Financial Trust.	10-Q	10.1	November 10, 2019	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
10.36	Equity Distribution Agreement, dated December 14, 2020, between Aptevo Therapeutics Inc. and Piper Sandler & Co.	8-K	1.1	December 14, 2020	001-37746	
10.37	Royalty Purchase Agreement by and among Aptevo Therapeutics Inc. and Healthcare Royalty Partners IV, LP. dated as of March 30, 2021.	10-Q	10.1	May 11, 2021	001-37746	
10.38	Amendment to Royalty Purchase Agreement dated June 7, 2022.	8-K	10.1	August 11, 2022	001-37746	
10.39	First Amendment to Credit and Security Agreement dated March 30, 2021.	10-Q	10.2	May 11, 2021	001-37746	
10.40	Limited consent and Second Amendment to Credit and Security Agreement dated June 7, 2022.	8-K	10.2	August 11, 2022	001-37746	
10.41	Third Amendment to Credit and Security Agreement dated August 30, 2022.	10-Q	10.2	November 10, 2022	001-37746	
10.42	Executive Transition Services Agreement.	10-Q	10.3	November 12, 2021	001-37746	
10.43	Amendment to Executive Transition Services Agreement.	10-Q	10.4	November 12, 2021	001-37746	
10.44	Purchase Agreement, dated February 16, 2022, by and between the Company and Lincoln Park.	8-K	10.1	February 17, 2022	001-37746	
10.45	Registration Rights Agreement, dated February 16, 2022, by and between the Company and Lincoln Park.	8-K	10.2	February 17, 2022	001-37746	
10.46	Payment Interest Purchase Agreement by and between Aptevo Therapeutics Inc. and XOMA (US) LLC, dated March 29, 2023	10-Q	10.1	May 5, 2023	001-37746	
10.47	Placement Agent Agreement, dated August 1, 2023, between the Company and A.G.P./Alliance Global Partners	10-Q	10.4	August 10, 2023	001-37746	
10.48	Securities Purchase Agreement, dated August 1, 2023, between the Company and the purchasers party thereto.	10-Q	10.5	August 10, 2023	001-37746	
10.49	Form of Warrant Inducement Agreement, by and between the Company and each Holder	8-K	10.1	November 9, 2023	001-37746	
10.50	Financial Advisory Agreement, dated as of November 9, 2023, between A.G.P./Alliance Global Partners and the Company	8-K	10.2	November 9, 2023	001-37746	
10.51	Securities Purchase Agreement, dated April 10, 2024, between the Company and the purchasers party thereto.	8-K	10.2	April 15, 2024	001-37746	

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
10.52	Securities Purchase Agreement, dated June 28, 2024, between the Company and the purchasers party thereto.	8-K	10.2	July 1, 2024	001-37746	
10.53	Securities Purchase Agreement, dated September 16, 2024, between the Company and the purchasers party thereto.	8-K	10.2	September 18, 2024	001-37746	
10.54	Form of Warrant Inducement Agreement, by and between the Company and each Holder	8-K	10.1	December 12, 2024	001-37746	
10.55	Form of Placement Agency Agreement, dated April 3, 2025, between the Company and Roth Capital Partners.	8-K	10.1	April 4, 2025	001-37746	
10.56	Form of Securities Purchase Agreement, dated April 3, 2025, between the Company and the purchasers party thereto.	8-K	10.2	April 4, 2025	001-37746	
10.57	Form of Placement Agency Agreement, dated April 21, 2025, between the Company and Roth Capital Partners.	8-K	10.1	April 22, 2025	001-37746	
10.58	Form of Securities Purchase Agreement, dated April 21, 2025, between the Company and the purchasers party thereto.	8-K	10.2	April 22, 2025	001-37746	
10.59	Standby Equity Purchase Agreement, dated June16, 2025, by and between Aptevo Therapeutics Inc. and YA II PN, LTD.	8-K	10.1	June 17, 2025	001-37746	
10.60	Placement Agency Agreement, dated June 18, 2025, between the Company and Roth Capital Partners.	8-K	10.1	June 20, 2025	001-37746	
10.61	Securities Purchase Agreement, dated June 18, 2025, between the Company and the purchasers party thereto.	8-K	10.2	June 20, 2025	001-37746	
10.62	Standby Equity Purchase Agreement, dated January 8, 2026 by and between Aptevo Therapeutics Inc. and YA II PN, LTD.	8-K	10.1	January 9, 2026	001-37746	
16.1	Letter of Baker Tilly US, LLP to the Securities and Exchange Commission dated June 23, 2025	8-K	16.1	June 23, 2025	001-37746	
19.1	Insider trading policies and procedures					X
21.1	Subsidiaries of Aptevo Therapeutics Inc.					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.	Filed Herewith
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97	Compensation Recovery Policy	10-K	97	March 5, 2024	001-37746	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					X
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					X

* Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing.

† Confidential treatment granted from the Securities and Exchange Commission as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

C Management contract or compensatory plan.

+ Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Aptevo will furnish copies of any such schedules to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

We have chosen not to include the summary permitted by this Item 16.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTEVO THERAPEUTICS INC.

Date: March 26, 2026

By: _/s/ Marvin L. White_
Marvin L. White
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/Marvin L. White **Marvin L. White**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2026
/s/Daphne Taylor **Daphne Taylor**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2026
/s/John E. Niederhuber, M.D. **John E. Niederhuber, M.D.**	Chairman of the Board of Directors	March 26, 2026
/s/Daniel J. Abdun-Nabi **Daniel J. Abdun-Nabi**	Director	March 26, 2026
/s/Grady Grant, III **Grady Grant, III**	Director	March 26, 2026
/s/Zsolt Harsanyi, Ph. D. **Zsolt Harsanyi, Ph. D.**	Director	March 26, 2026
/s/Barbara Lopez Kunz **Barbara Lopez Kunz**	Director	March 26, 2026